WAR

FIRST STRIKE: U.S. fires missiles at H

BUSH SPEECH: He tells nation a 'conce



04026847

U.S. takes Baghdad,

APR 1 ARS

P.E. 12-28-03

SEARCHING FOR ANSWERS

THE INCIDENT

The Value of Knight Ridder INC 2003 Annual Report

'MIRACLES DO EXIST'

Utah girl found alive nine months after abduction



A LACK OF INTEGRITY, LIMITS INVESTIGATION OF

REBELLION OF THE SHAREHOLDERS

PENSIONS, UNIONS SEEKING GREATER SAY IN HOW COMPANIES' TOP EXECUTIVES GET PAID

IT'S GOV. SCHWARZENEGGER; ANGRY VOTERS DUMP DAVIS



Contents

VALUABLE JOURNALISM

Knight Ridder Washington Bureau reporters Jonathan S. Landay and Warren P. Strobel won the 2003 Raymond Clapper Memorial Award from the Washington Press Club Foundation for their coverage of the Bush administration's use of faulty intelligence in planning the war in Iraq.

The Wichita Eagle won the 2003 Freedom of Information Award from the Associated Press Managing Editors for its successful fight before the Kansas Supreme Court to bring to light records of parolees who committed murder while under state supervision. The ruling significantly strengthened the state's Open Records Act.

This annual report contains some forward-looking statements. *See page 20.*

DISTRIBUTION OF OPERATING REVENUE

From continuing operations, in millions of dollars

- Other Costs
- Newsprints
- Labor & Benefits
- Depreciation & Amortization
- Operating Income



93 1,813
261 91 786 293 382
94 1,933
308 91 818 295 421
95 2,012
28 92 873 401 418
96 2,183
333 114 884 430 422
97 2,685
506 150 1,041 428 560
98 2,896
505 182 1,109 489 611
99 3,034
621 183 1,151 437 642
00 3,293
669 188 1,220 460 756
01 2,983
462 184 1,177 441 719
02 2,927
605 125 1,125 353 719
03 2,946
568 112 1,177 383 706

ADVERTISING REVENUE

In millions of dollars

RETAIL AND GENERAL CATEGORIES HAD MODERATE GROWTH WHILE CLASSIFIED REMAINED WEAK.

- Classified
- National
- Retail



93 1,324
672 150 502
94 1,414
698 165 551
95 1,534
732 166 636
96 1,659
750 184 725
97 2,061
941 227 893
98 2,223
1,026 241 956
99 2,354
1,066 290 998
00 2,547
1,115 339 1,093
01 2,290
1,082 300 909
02 2,256
1,102 306 848
03 2,280
1,111 337 832

Financial Highlights

(in thousands, except per share data)	2003	% CHANGE FROM 2002	2002	% CHANGE FROM 2001
OPERATING REVENUE				
Advertising	$ 2,280,322	1.1	$ 2,255,689	(1.5)
Circulation	559,234	(2.4)	572,973	(3.7)
Other	106,435	8.4	98,173	0.6
Total	$ 2,945,991	0.7	$ 2,926,835	(1.9)
OPERATING INCOME	$ 567,607	(6.2)	$ 605,362	31.1
Depreciation and amortization	112,441	(9.8)	124,695	(32.4)
Operating profit margin	19.3%		20.7%	
EARNINGS				
(before cumulative effect of change in accounting principle)				
Net income	$ 296,071	5.1	$ 281,727	52.4
As a % of revenue	10.0%		9.6%	
Per share: Basic	$ 3.68	8.6	$ 3.39	45.5
Per share: Diluted	3.63	9.0	3.33	54.2
OTHER FINANCIAL DATA				
Cash	$ 33,536	(14.7)	$ 39,330	5.5
Total assets	4,096,679	(1.6)	4,164,658	(1.2)
Total debt	1,500,441	(3.9)	1,560,857	(3.9)
Shareholders' equity	1,489,245	1.9	1,461,479	(6.3)
Return on average shareholders' equity	20.1%		18.6%	
Dividends declared per common share	$ 1.18	15.7	$ 1.02	2.0
Common shares outstanding	79,264	(3.1)	81,817	(2.6)
STATISTICS				
Average daily circulation	3,784	(0.4)	3,800	(0.0)
Average Sunday circulation	5,144	(0.1)	5,148	(0.0)
Full-run ROP advertising linage	36,027	(1.5)	36,583	0.9
Total preprints inserted	7,954,048	9.7	7,253,720	2.5
Tons of newsprint consumed (metric)	647	0.3	645	(2.5)
Average unique monthly visitors to KRD Web sites	8,016	19.0	6,738	13.8

REVENUE CATEGORIES

NEWSPAPER AND ONLINE ADVERTISING ACCOUNT FOR MORE THAN 77% OF TOTAL KNIGHT RIDDER REVENUE.

- RETAIL **37.7%**
- NATIONAL **11.4%**
- CLASSIFIED **28.2%**
- CIRCULATION **19.0%**
- OTHER **3.7%**



Dear Shareholders

Although the economy did us no favors in 2003, I am very proud of what Knight Ridder accomplished during the year. From the war in Iraq and Saddam Hussein's capture to Gov. Schwarzenegger's election to the San Luis Obispo earthquake to investigative reporting that had salutary results for virtually every community we serve, our journalism continued to be first-rate. It reflected not only great talent, but comprehensive strategies for tracking what readers value and how to give it to them. Knight Ridder Digital, with its steadily growing audience share and expanding Real Cities Network, had its best year ever, financially and qualitatively.

In a tough environment for revenue, we found growth in many retail categories, in national advertising and in real estate classifieds. Market share increased for the company as a whole. In a challenging environment for costs, with newsprint prices and health and pension expenses all rapidly accelerating, we held to only the most modest overall increases. Also in 2003, for the second year in a row, we grew daily and Sunday circulation for the consolidated company excluding the two markets where we have joint operating agreements and our customary programs for circulation growth do not apply. Market share growth, cost discipline and circulation growth have all been major priorities for several years. The celebration of our 2003 performance for each reflects this ongoing commitment.

We advanced one exceedingly important companywide initiative and launched another: to identify potential new cost savings across the organization and to target new revenue opportunities. We expect benefits from both to have significant positive impact on our 2004 operations. We announced a new marketing infrastructure at the corporate level that will expand our ability to deal more closely and personally with some of the large national advertising accounts (e.g., automotive, retail).

In May, we extended our joint operating agreement in Fort Wayne to the year 2050. Under the amended contract, we increased our share of the agency profits from 55% to 75%. In August, Knight Ridder Digital announced traffic deals with AOL and MSN for CareerBuilder, the online recruitment service that we own jointly with Gannett Co. Inc. and Tribune Co. These deals will dramatically enhance CareerBuilder's potential to close the already-narrowing audience gap with Monster, long the leading online recruitment service.

With people so key to our prosperity, and with the competition for talent ever more intense, we established ambitious developmental initiatives to ensure a strong pool of talent for the future. Part of this effort focuses on diversity, both at the front-line and managerial levels, with respect to gender, ethnic origin, sexual orientation and thought processes. Without such diversity, we cannot adequately reflect the increasing heterogeneity of the communities we serve. We track progress each year, and I am pleased to report that we continue to be industry pacesetters in this area.

Each year I like to remind investors that we demand disciplined allocation of the approximately $300 million in free cash flow that Knight Ridder generates. That discipline was firmly in place in 2003. Most of the free cash flow went to share repurchases – 4.3 million shares in 2003. We shrank the base of common shares outstanding by 2.5 million shares, from 81.8 million shares outstanding at year-end 2002 to 79.3 million outstanding at year-end 2003.

In August, we increased our dividend by 18.5%, from $0.27 a quarter to $0.32, so that investors could take better advantage of the new federal tax law reducing the tax rate on dividends. The stock price, which closed the fiscal year (Dec. 28) at $76.09, was up 23.2%, the largest annual increase in six years. Many factors contribute to such a performance,

OPERATING REVENUE
In millions of dollars

IMPROVEMENTS IN NATIONAL, MOST RETAIL CATEGORIES AND REAL ESTATE CLASSIFIED WERE LARGELY OFFSET BY DECLINES IN HELP WANTED AND MAJOR DEPARTMENT STORES.



03 2,946
93 1,813

DILUTED EARNINGS PER SHARE
From continuing operations, before cumulative effect of change in accounting principle

COST CONTROL, IMPROVED EQUITY EARNINGS, REDUCED INTEREST EXPENSE, A SLIGHTLY LOWER EFFECTIVE TAX RATE AND A REDUCTION IN THE NUMBER OF SHARES OUTSTANDING CONTRIBUTED TO A 9.0% INCREASE IN DILUTED EARNINGS PER SHARE.



03 3.63
93 1.24

but in my mind two stand out: (1) the relative strength of the newspaper industry and its dependable generation of cash – even in the face of a severe advertising slowdown, and (2) individual company management that is disciplined and nurturing, focused on journalistic and financial excellence. Knight Ridder is fortunate to benefit from both.

That, along with excellent bottom-line results, is the good news. But it is not the complete picture. The advertising recession that descended so suddenly in early 2001 persisted throughout 2003. Newsprint prices began to climb, and the cost of benefits, notably health and pension expense, soared. The combined impact on our operations is included in the year's financial results.

The company earned $3.63 per diluted share, up 19.4% from the $3.04 per diluted share earned in 2002 (including, in the 2002 EPS, charges for the cumulative effect of a change in accounting principle and the effect of converting CareerBuilder to an LLC totaling $0.42). Net income for 2003 was $296.1 million, up 15.0% from the previous year. Overall cost control, improved equity earnings, reduced interest expense, a slightly lower tax rate and, by year end, a significant reduction in the number of shares outstanding all contributed to the strong earnings per share.

Advertising revenue for the year was up 1.1%, held down by the decline in help wanted advertising that reflected stagnant hiring levels across the country. During 2003, unemployment hovered around 6% nationally and between 8.8% and 7.2% in Silicon Valley. All of our large markets were adversely affected. San Jose – where the Mercury News has traditionally carried some of the nation's highest levels of help wanted linage – was affected most severely. The dot-com bust, followed by an extended slowdown in capital spending on technology, ensured the slowdown that is the worst this Valley has ever experienced.

By year's end, there were – finally – some encouraging signs. The third quarter rise in GDP of 8.2% mirrored an uptick in job creation and a decline in the number of jobless claims filed. Tech companies pointed to sales increases. Talk of a turnaround in hiring emerged in business-page columns. And indeed, one of our large markets, Fort Worth, showed positive help wanted results for the final four months of the year. Several of the smaller markets did, as well. Moving into 2004, we are cautiously optimistic that what has looked encouraging will become reality.

A second revenue challenge was the sudden emergence last spring of an industrywide cutback in department store advertising. The move spotlighted the difficulties faced by traditional department stores as they compete with the "big box" stores and discounters now populating the retail landscape. Since department stores represent about 13.5% of our retail revenue, we were quick to take action, visiting various corporate headquarters and assigning individuals to take executive responsibility for all of Knight Ridder's business with the major retail advertisers. While it is too early to know how this will play out, I am encouraged that our overtures were well received and that some demonstrable

NET INCOME

From continuing operations, before cumulative effect of change in accounting principle

WE SHOWED A 15% INCREASE IN 2003 DESPITE A TOUGH REVENUE ENVIRONMENT.



03 296
93 137

OPERATING COSTS AND OPERATING INCOME

As a percentage of operating revenue

- LABOR & EMPLOYEE BENEFITS **39.9%**
- OTHER OPERATING COSTS **24.0%**
- NEWSPRINT, INK & SUPPLEMENTS **13.0%**
- DEPRECIATION & AMORTIZATION **3.8%**
- OPERATING INCOME **19.3%**



increase in advertising has resulted. The situation is fluid, and we will be dealing with it for the foreseeable future.

For the year, overall costs were held to an increase of just 2.5%, with FTEs down 1.6%. The newsprint price hike was anticipated and is in some respects healthy, for it implies a rise in consumption brought on by increased ad linage. We expect further price increases this year, but would remind investors that we are hedged for approximately 50% of our consumption through our newsprint mill investments.

While wages will go up in 2004, the overall impact will be limited by a decline of about 0.5% in the FTE count. Health care costs, after a whopping rise in 2003, are projected to be flat in the new year.

We have said that we anticipate advertising revenue rising in the mid single digits for 2004. Supporting that are expectations of modest growth in the core ad revenue categories (including some turnaround in help wanted), sustained momentum at Knight Ridder Digital and, importantly, gains to be reaped from our various new revenue initiatives.

Prominent among the latter are "local print" products beyond the core newspaper – suburbans, weeklies, ethnic and niche publications, "alternative" newspapers, classified guides (real estate, employment) and ever more finely zoned sections. All are created (or acquired) with an eye to better serving the proliferating niche markets that seek their content. Thus, this past year, we expanded our weekly shoppers in Philadelphia, created Home & Design magazines in Miami and Contra Costa, created AutoFinder guides in San Jose and Contra Costa, created Premier Rental Communities in Charlotte; and we took Diario La Estrella, a Spanish-language weekly in Fort Worth, to five days a week. In any metropolitan area, a substantial percentage of total print advertising dollars is now going to print publications not affiliated with the core newspaper. For us, the pursuit of this revenue is a logical extension of our franchises. We will do so aggressively.

More broadly speaking, Knight Ridder's expectations of itself have not changed. We are committed to a 25% operating margin, and with just some break in the revenue environment, we will get there. We are superbly leveraged to benefit from an economic recovery, and once it arrives, we are pledged to taking the gain to the bottom line – we are not going to build back in costs that have been eliminated during the past three years. Disciplined allocation of capital will continue: We will buy back shares, invest in ancillary publications like those described above and invest in the Internet.

The goal, as always, is to operate a company that delivers top-flight journalism to our readers, unrivaled advantage to our advertisers, a first-rate workplace for our employees, service to our communities and ever-increasing value to our shareholders. Working hard every day to deliver on that goal are our 18,000 Knight Ridder employees, and I thank them profoundly for their efforts.



P. Anthony Ridder
Chairman and Chief Executive Officer

RETURN ON AVERAGE SHAREHOLDERS' EQUITY

Average return on shareholders' equity remained historically strong through 2003.


03 20.1%
93 12.2%

Questions & Answers

CHAIRMAN AND CEO TONY RIDDER AND NEWSPAPER DIVISION PRESIDENT STEVE ROSSI SHARE THEIR THOUGHTS ON THE BUSINESS.

With overall ad revenue for the year up 1.1%, you're climbing back after the recession. Can you tell me a little about the year?

» For the year, retail was up 0.8% and national was up 10.3%, but classified was down 1.9%. Within classified, real estate was strong, up 9.9%, auto was up 0.5% and help wanted was off 14.0%.

The problem in 2003, as was the case the previous two years, was help wanted. Our large markets have been particularly hard hit by the nationwide downturn in hiring. Unemployment levels of approximately 6% throughout 2003 drove the adverse impact: Philadelphia help wanted was down 19.2%, Kansas City was down 16.2% and San Jose, where the unemployment level fluctuated between 8.8% and 7.2%, was down 33.1%. All of our other large markets were soft as well, although Fort Worth turned sharply positive in the fourth quarter.

Will help wanted improve this year?

» We hope so. With the national economy showing increasing strength, and with a pickup in both the sales of Silicon Valley products and venture capital spending, we are guardedly optimistic. However, before we commit to a higher increase, we need to see job creation in the economic recovery. We have budgeted up modestly for the year in this category. For total classified and for total ad revenue, we are budgeting an increase in the mid single digits.

OK, so tell me about retail. What caused that to be up for the year?

» Many retail segments were strong. Office supplies, home improvement, drugstores and general merchandise were all up for the year. Preprint revenue was up 12.4% on a volume increase of 9.7%. The combined effect permitted retail to be positive in 2003, and for the same reason, we expect it to be up in the mid single digits in 2004.

But there was a problem last year, and it can be summed up in two words: department stores. After a decent enough start to the year (excepting March, with the war in Iraq), retail declined in May (down 2.4%), and the reason was department stores. Their problem, national in scope, is deteriorating sales in the face of competition from stores like Wal-Mart and Target, to name only two. Traditional department stores – e.g., Macy's, The May Department Stores Company and Dillard's – are realigning and redefining themselves in the wake of the increased competition.

All of our large markets, and several of our medium-sized and smaller ones, have traditional department stores. Altogether, they have accounted for roughly 13% of our retail revenue. We have responded to this challenge by forming a national group to work with the major chains and propose new and different image-advertising approaches for print and preprints. We have seen some positive movement as a result, but this issue will not go away soon.

CAPITAL SPENDING **Estimated*
In millions of dollars

MAJOR CAPITAL EXPENDITURES IN 2003 INCLUDED CONSTRUCTION STARTS FOR KANSAS CITY AND DETROIT.

SHARE REPURCHASES
In millions of shares

WE HAVE REPURCHASED AN AVERAGE OF 4.8 MILLION SHARES ANNUALLY OVER THE PAST FIVE YEARS.



04 157*
00 108
03 4.3
99 3.7

Well, then, I guess we shouldn't overlook national. What about it?

» National was up 10.3% for the year, and it was strong in all four quarters, although the second and the third were best. Reasons for the strength include advertiser recognition that newspapers (unlike television and cable) remain a genuine mass medium, and a push for better service and new categories on the part of the industry.

Still, our old standbys did not let us down. Telecommunications for the year was up 20.7% and computers were up 8.8% in our major markets. National auto, financial and pharmaceuticals were also strong. Of the major categories, only travel was a little light – still lagging some in the wake of the 9/11 aftermath.

For 2004, we see another good year, with increases in the mid single digits.

Remind me again about your new revenue initiatives. Is it true you are projecting they will contribute $30 million in incremental revenue this year?

» Yes. While the overall potential seems to us considerably larger, we have identified the $30 million as a target for the first year out of the box. The new revenue initiatives are the result of work by some 100 of our best and brightest. They formed nine teams to examine closely the specific potential in national, automotive and help wanted advertising, and in expanded sales forces, paid content, niche publications, retail majors and ROP zoning.

Early last fall, the teams made multiple recommendations in each area. For example, in help wanted they suggested more targeted zoning, job guides in our top eight markets, an updated online product portfolio, a national job fair coordinator, a national recruitment manager to pursue multi-market opportunities, a team to pursue a national health care opportunity, added sales staff in the top markets, several other varieties of sales pressure and a uniform, package-based pricing structure. We are working on implementation now.

In a larger, cross-disciplinary sense, the teams made many recommendations for the kinds of niche publications that can secure advertising dollars now going to print products outside the local metro newspaper – weeklies, suburbans, shoppers, real estate, employment and apartment guides, ethnic publications, etc. They focused heavily on opportunities with pricing incentives, frequency packages and micro-zoning as well.

Is there anything else going on with revenue that I ought to know about?

» At the corporate level, in response to the rapidly evolving retail and national environments, we are expanding the corporate marketing staff. We now have executive focus on some of the major advertiser groups and have increased staff (business analysis, creative) as well. This infrastructure expansion combines with our new revenue initiatives to help build market share by growing revenue faster than market growth on a "dashboard" of indicators. These include market health, retail/service sales and competitive activity, and by this measure, the bulk of our markets improved share in 2003. Further growth in 2004 is a primary corporate goal.

What's happening with costs? Can you keep the lid on?

» We absolutely can – and will. In 2003, overall costs were up just 2.5% – despite a rise in newsprint costs of 5.6% and a rise in benefit costs of 19.6%. FTEs for the year were down 1.6%, following declines in 2001 of 7.5% and in 2002 of 7.3%.

We view cost discipline as a process, not an event. In the latter part of 2002, we launched the Operations Task Force to identify savings that could be applied companywide. All last year, teams investigated eight areas of opportunity: vendor management, content, production, technology, people (staffing, organizational structures, benefits), administration, circulation and smaller papers.

DIVIDENDS PER SHARE
From continuing operations

THE DIVIDEND PER SHARE WAS INCREASED FROM $0.27 IN LATE 2002 TO $0.32 IN 2003, AN 18.5% INCREASE.


03 1.18
93 0.70

The teams reported back last fall with literally dozens of recommendations, everything from making incremental web-width reductions to re-bidding the TV books to optimizing remittance processing to benchmarking the use of sales pressure dollars to completing the rollout of prepaid transient advertising. Some of this was implemented immediately, contributing to lower costs in 2003. Much more is being implemented now. In a year when many companies face sustained high cost increases for health benefits, ours will be flat due to steps taken last year.

In total, we anticipate incremental savings of more than $55 million this year (on top of nearly $14 million generated by the same task force in 2003). FTEs should be down another 0.5%, with the core down 1.0% but with another 0.5% added back for various new revenue initiatives. We also anticipate increases in newsprint and benefits, mostly from pension and post-retirement, in the high single digits and mid single digits, respectively. All of this is "baked into" our overall estimate for 2004 of cost increases in the low single digits.

Tell me about circulation plans.

›› Circulation growth remains another primary goal of the company.

As you know, we were up companywide daily and Sunday in 2002, and then again in 2003 if you exclude the Detroit and Fort Wayne markets, where we have joint operating agreements (and where operating conditions vary substantially from our other markets). Without the JOA markets, we were up 1,781 copies daily and 7,002 copies Sunday. With them, we were down 15,968 copies daily and 3,613 copies Sunday.

This year, we intend to grow again.

Our plans for achieving growth a third year in a row include telemarketing and selective discounting, along with increased use of crew sales, kiosks, single-copy insert coupons and direct mail promotion. Although the specific tools will vary by market, we will likely use all but telemarketing more than in the past – reason being that the recently enacted federal do-not-call list limits telephone contact. Two favorable factors are: (a) not everyone will put him/herself on the list, and (b) previous customers, i.e., former subscribers, are defined as having an existing relationship with the newspaper, thus permitting calls for an 18-month period.

It looks like Knight Ridder Digital had a darn good year. Can you give me a little color? Is the momentum sustainable?

›› Knight Ridder Digital (KRD) had a very good year indeed. Revenue of $79.7 million was up 44.2%. Operating profit was $15.2 million compared with a loss of $8.9 million the previous year. KRD unique visitors averaged 8.0 million, up 19.0% over 2002. Real Cities unique visitors averaged 16 million, up 31.2% – a combination of organic growth and the addition of 27 affiliate market sites.

The good results reflect year-over-year increases in all of KRD's revenue streams: recruitment, which comprises almost 40% of the total, was up 37%; banners and sponsorships, which comprises another 15% of the total, was up 38%. Auto (15% of the total) was up 60% and other classified/ retail advertising (22% of the total) was up 168%.

KRD management is very focused, and its strategy – to grow revenue share from existing customers, to acquire new customers and to build on its profitability – does not waver. In 2003, for example, the sales emphasis in recruitment evolved from simple bundled "upsells" (i.e., selling a print customer into a short-term online ad) to selling the higher value 30-day online job ad bundled with print. The impact on revenue growth was profound. Late in the year, cars.com, the auto Web site that KRD shares with five other publishers, reached an agreement to become an exclusive affiliate of Kelley Blue Book beginning in 2004. Based on current estimates, the full impact of this deal applied to cars.com's February traffic would result in traffic levels about the same size as AutoTrader, one of our leading competitors for auto dealer advertising online.

CareerBuilder (CB), the online employment service that we own jointly with Gannett Co. Inc. and Tribune Co., saw network revenue rise by 48.1% (the network is all online products branded as "CareerBuilder," sold by the newspapers and CareerBuilder). Among the three major employment sites on the Web, CB revenue jumped from 20% to 26%, placing it second only to Monster – which lost an equal amount of revenue share in 2003. With the AOL and

MSN traffic deals launched in December, it is likely that CB's share of audience will equal Monster's by early in 2004. With its many advantages, we see no reason that CB cannot become the leading recruitment site on the Web. And relatively soon.

In all respects, we foresee another very strong year for KRD in 2004.

What about allocation of cash? Your financial priorities?

» Knight Ridder generates roughly $300 million in net free cash flow [net income + depreciation and amortization + proceeds from stock option exercises and stock purchase plan – capital expenditures – dividends]. Our priorities for its use have been consistent: (1) Buy back shares, (2) Invest in businesses (e.g., shoppers, suburban newspapers, niche publications, direct marketing) that reinforce the core franchise in our large markets, and (3) Invest in the Internet.

Over the past several years, we have accomplished much in each area, including the purchase of shoppers in Philadelphia and suburban newspapers in Contra Costa and Kansas City, the creation of several niche publications in Miami and the acquisition of a direct marketing company in Fort Worth. We also acquired our one-third interest in both CareerBuilder and Headhunter.net.

Even so, nothing has been as consistent or as meaningful to the bottom line as our share repurchase program. Since 1999, our net shares outstanding have declined by 15%. In the past year alone, we reduced common shares outstanding by 2.5 million shares, leaving 79.3 million outstanding. Our goal remains to purchase annually at least as many shares as the approximately 1.5 million we issue. In fact, the pattern has been to buy significantly more than that.

How do you assure adequate leadership going forward?

» People management, including training and development, has our most urgent attention. We have intensified our emphasis on having high-potential successors in place for all key jobs. The company maintains programs for circulation and newsroom management, for executive development and for coaching/mentoring throughout the organization. We emphasize diversity in all that we do, driving to ensure that women and minorities are well represented in our management ranks; we have achieved industrywide recognition for success in this. At the heart of our efforts each year is a leadership development review that examines individually the progress and developmental needs of some 675 high-potential individuals. We also rank our management teams to ensure that we focus on the strongest and weakest links so that we are ever improving the talent pool.

What is the outlook for newsprint and other vital financial statistics?

» With one price hike of $50/ton already announced, we continue to believe that the average cost of newsprint for all of 2004 will rise in the low double digits, but that savings in ink and supplements will bring the increase on the newsprint, ink and supplements line down to high single digits.

With FTEs anticipated down about 0.5%, we expect labor to be up in the mid single digits. Health care costs will be flat, but pension costs will be up approximately $20 million. This reflects primarily a lower discount rate (moving from 6.75% to 6.25%) and a lower return-on-asset assumption (moving from 9% to 8.75%). We expect other operating costs to be up slightly, D&A to be down in the mid single digits and the tax rate to be about 38%. Capital expenditures including Detroit will be about $150 million. (A new Kansas City plant will see heavy construction in 2004.)

DIVIDENDS AS A PERCENTAGE OF EARNINGS

From continuing operations

IN MID-2003, THE DIVIDEND WAS INCREASED FROM $.27 TO $.32 PER QUARTER, AN 18.5% INCREASE.


93 56.5%
03 32.5%

Newspapers

KNIGHT RIDDER HAS 31 DAILY NEWSPAPERS IN 28 MARKETS. THE LARGEST MARKETS AND THEIR NEWSPAPERS ARE THE PHILADELPHIA INQUIRER AND PHILADELPHIA DAILY NEWS, THE MIAMI HERALD AND EL NUEVO HERALD, SAN JOSE MERCURY NEWS, DETROIT FREE PRESS, THE KANSAS CITY STAR, FORT WORTH STAR-TELEGRAM, THE CHARLOTTE OBSERVER, CONTRA COSTA TIMES, ST. PAUL PIONEER PRESS AND AKRON BEACON JOURNAL.

Together, these nine markets (excluding Detroit, where Knight Ridder owns the Detroit Free Press and Gannett owns The Detroit News in a joint operating agreement) comprise approximately 74% of the company's revenue and 79% of its operating profits.

Newspapers receive approximately 77% of their revenue from print and online advertising, 19% from circulation and the balance from other sources. Advertising revenue is divided into three sectors: retail (local), national and classified. In 2003, retail accounted for 49.9% of the total. National was 14.9%. Classified was 35.2%. Within classified, we track four segments: employment, auto, real estate and other. In 2003, employment accounted for 25.7% of total classified. Auto was 33.4%. Real estate was 24.9%.

To reach more targeted audiences, a number of our newspapers publish ethnic, or youth-oriented, or special interest publications as well. Audiences for these "noncore" publications are growing rapidly.

Each of Knight Ridder's newspapers is operated by local management and is editorially independent. All are supported by the company's Washington Bureau (providing national news and reports from 14 foreign correspondents) and by the Knight Ridder/Tribune wire (providing supplemental news, graphics and photographic services). For all Knight Ridder newspapers, quality journalism is a high priority and unwavering tradition. The company was founded in 1974, through a merger of Knight Newspapers and Ridder Publications. John S. Knight, the new company's editorial chairman, was famous for his dictum: "There is no higher title than editor."

While definitions of "quality" journalism can vary, we believe in a combination of investigative/public service projects and everyday utility, i.e., service-oriented journalism that helps people live their daily lives.

To guide our editors in delivering on both, and to measure their success, we have created through reader research seven tenets of good journalism. These include: (1) Watchdog – Does the paper do a good job of guarding the public trust? (2) Trust – Is it trustworthy, credible? (3) People Like Me – When I read the paper, can I identify with at least enough of who's written about that I feel it's a paper for me? (4) First and Only – Am I seeing things first in my paper? Is the content unique? (5) Utility – Does the newspaper help me live my life, with everything from gardening tips to movie time clocks to investment advice? (6) Easy to Use – Can I find what I want simply and quickly? (7) Story Telling – Is the writing compelling? Do the articles draw me in and keep me engaged?

NEWSPRINT CONSUMPTION *In thousands of metric tons*

NEWSPRINT CONSUMPTION WAS FLAT IN 2003. APPROXIMATELY 54% OF OUR NEWSPRINT IS FROM RECYCLED PRODUCTS.


03 647
93 564

STOCK PRICE *End of year closing price*

STOCK PRICE REMAINED HIGH IN 2002 AND 2003 DESPITE U.S. RECESSIONARY FEARS.


03 76.09
93 29.69

Each year, we measure the progress of our papers, collectively and individually, in meeting readers' expectations on each of the seven tenets. In the pages that follow, we present a few examples of the best of Knight Ridder's 2003 "watchdog" journalism – the category that, for many, most nobly reflects a newspaper's mission in its community.

The following table presents for each newspaper the average daily and Sunday circulation and City Zone household coverage for the 2003 audit year and the advertising volume for the year ended Dec. 28, 2003.

			ADVERTISING VOLUME (IN 000S OF SIX-COLUMN INCHES)				CITY ZONE HOUSEHOLD PENETRATION %*	
			RUN-OF-PRESS					
	CIRCULATION*		FULL-RUN			FACTORED		
PUBLICATION	DAILY	SUNDAY	RETAIL	NATIONAL	CLASSIFIED	PART-RUN	DAILY	SUNDAY ABC
Aberdeen American News	16,315	18,072	432.4	17.7	227.1	29.7	69.1%	78.1%
Akron Beacon Journal	143,575	185,755	452.1	168.2	920.5	12.3	50.0%	63.2%
Belleville News-Democrat†	53,958	64,170	452.8	28.5	502.6	34.8	48.1%	58.8%
The (Biloxi) Sun Herald†	48,145	56,093	505.1	12.3	604.6	0.6	42.3%	49.5%
Bradenton Herald†	44,651	52,258	562.1	50.7	639.3	23.2	40.1%	46.3%
The Charlotte Observer†	235,469	291,177	656.8	177.4	850.2	282.6	43.4%	53.2%
The (Columbia) State†	117,866	152,797	486.9	53.1	682.6	13.2	39.1%	53.6%
Columbus Ledger-Enquirer	46,781	57,656	438.3	32.5	719.8	27.1	39.5%	49.0%
Contra Costa Times†	183,307	192,771	661.5	215.2	718.8		42.9%	45.2%
Detroit Free Press(a) (b)	366,206	727,618	381.3	182.5	601.2		16.1%	32.7%
Duluth News Tribune	46,160	69,369	308.9	27.0	421.1	4.3	48.4%	67.5%
The (Fort Wayne) News-Sentinel-PM† (c)	45,640		540.5	63.2	759.8	100.9	27.4%	
Fort Worth Star-Telegram	235,917	329,739	819.0	160.5	1,287.1	184.4	33.0%	46.1%
Grand Forks Herald	32,807	34,080	279.4	28.4	225.7	9.7	57.9%	60.8%
The Kansas City Star	271,448	382,540	703.4	188.9	1,093.1	73.5	36.8%	50.8%
Lexington Herald-Leader†	117,503	148,084	546.7	52.5	597.5	85.0	44.2%	55.8%
The Macon Telegraph	65,923	87,337	368.1	28.3	630.4	70.5	36.4%	47.6%
(Miami) el Nuevo Herald	89,244	98,635	185.5	45.5	151.0		9.8%	10.8%
The Miami Herald	316,158	431,654	788.1	378.6	901.2	370.0	24.4%	34.6%
The Monterey County Herald	35,040	38,275	427.7	14.5	429.9		53.6%	59.2%
The (Myrtle Beach) Sun News	49,958	59,592	501.4	32.4	675.3	21.5	57.7%	71.6%
Philadelphia Daily News (d)	150,429		248.2	94.7	472.0		15.5%	
The Philadelphia Inquirer	380,207	758,327	654.0	297.7	545.7	415.9	16.9%	36.6%
St. Paul Pioneer Press	187,831	251,765	530.6	143.3	626.1	26.3	31.7%	42.8%
San Jose Mercury News	274,382	304,814	1,029.0	316.1	1,084.4	61.0	36.8%	41.5%
The (San Luis Obispo) Tribune	39,286	44,918	483.1	14.7	559.7	24.9	42.9%	46.0%
(State College) Centre Daily Times†	25,522	33,180	354.5	8.6	369.0	3.1	47.4%	57.4%
Tallahassee Democrat	50,139	65,791	474.8	24.0	527.0	0.9	37.0%	46.4%
The Wichita Eagle†	90,390	150,750	360.3	39.8	502.3	125.1	39.3%	60.0%
(Wilkes-Barre) Times Leader†	44,705	64,261	328.0	34.1	711.8	13.4	41.5%	49.5%
Totals/Averages	3,804,962	5,151,478					39.0%	50.5%

** Circulation numbers are based on the most recent ABC audit. Daily penetration is computed based on the weighted average of daily circulation, as reported to the ABC. On average, 72.2% of daily circulation and 67.8% of Sunday circulation were home-delivered in 2003.*

† 2003 ABC audit not yet finalized; 2002 ABC audit is used.

(a) Knight Ridder reports 100% of the total circulation for the daily Free Press and 100% of the combined Sunday edition. The average daily circulation figure in this table includes only Monday through Friday, because the Saturday paper is a combined edition. The JOA partner (The Detroit News-PM) had circulation of 226,257 daily. Linage statistics include 50% of both papers.

(b) This table provides linage totals for Knight Ridder's share of the Detroit Newspapers JOA. However, Knight Ridder's share of advertising linage for Detroit Newspapers is excluded from the consolidated advertising linage statistics in other parts of this report to be consistent with revenue totals. Under Financial Accounting Standards Board (FASB) guidelines, Knight Ridder's share of Detroit Newspapers' revenue and expenses is shown as a net amount in the "other revenue" line.

(c) The News-Sentinel does not publish a Sunday edition. The JOA partner (The Journal Gazette-AM) had daily circulation of 60,662 and Sunday circulation of 128,538. Linage statistics include both papers.

(d) The Philadelphia Daily News does not publish a Sunday edition. Philadelphia Newspapers reports factored part-run volume on a combined basis.

Quality Journalism

Knight Ridder's newspapers help readers in their daily lives. Compelling writing, photographs and infographics tell stories that are easy to understand, useful and frequently groundbreaking. Newspapers take very seriously their role as public watchdog. Journalists strive to offer insightful coverage of behind-the-scenes activities that impact the community. Some of the most important work focuses on situations that can be improved.

Who's Watching These Criminals?

More than two dozen Kansans were killed in the past four years by convicts freed on parole, The Wichita Eagle reported. More than a third had broken contact with their parole officers – and the state had made little effort to find them.

In response, the Kansas attorney general created a task force to track down the most dangerous of nearly 500 violators. By year end, 48 were in custody.

The Eagle's three-year fight for public records under the Freedom of Information Act ended in a landmark decision by the Kansas Supreme Court.

Read stories at www.kri.com/greatstories (click on The Wichita Eagle).

Lead's Toxic Toll

More than 22,000 Michigan children are among 2.5 million Americans with lead poisoning. A Detroit Free Press investigation found a national strategy that is bureaucratically tangled and too limited.

Throughout metro Detroit, Free Press sampling found heavily contaminated soil, the legacy of factories and leaded gasoline. Few neighborhoods have been cleaned up. Few children are tested – despite the fact that early detection can avert damage.

Read stories at www.kri.com/greatstories (click on Detroit Free Press).

Reporting the War

When U.S. troops invaded Iraq, 47 Knight Ridder journalists were deployed in the war zone. With its 31 daily papers, Knight Ridder serves more communities with military bases than any other media organization. For these readers, the war was very close to home.

In addition to outstanding coverage of front-line action and the strategic maneuvering directing those efforts, Knight Ridder offered something unique. *Portraits of War* paired sketches by Detroit Free Press graphic artist Rich Johnson with word portraits by writer Jeff Seidel.

Read stories at www.kri.com/greatstories (click on KR War Coverage) and at www.KRWashington.com.

Prescription for Pain

An explosion of prescription drug abuse in Appalachian Kentucky has corrupted lives and institutions. Nearly half a ton of narcotics – almost three-quarters of a pound for every adult – made its way to six small mountain counties from 1998 to 2001, the Lexington Herald-Leader reported.

Drugstores, hospitals and other legal outlets received more prescription painkillers per capita than anywhere else in the country. The legal drugs don't stay legal for long.

Response was strong: $8 million in federal funds to fund the fight; revival of a drug monitoring system; revitalization of community efforts.

Read stories at www.kri.com/greatstories (click on Lexington Herald-Leader).

'Off-Label' Drugs Kill

Patients are being injured and killed as doctors routinely prescribe drugs in ways the U.S. Food and Drug Administration never approved. The number of "off-label" prescriptions has nearly doubled in five years, the Knight Ridder Washington Bureau found.

Although the practice is defended by the medical profession, FDA data suggests that at least 8,000 people became seriously ill last year as a result of "off-label" usage.

Read stories at www.kri.com/greatstories (click on KR Washington Bureau).

Here They Come

San Luis Obispo, on California's Central Coast, is expecting a boom. Over the next 15 years, its population will grow by 40 percent – despite having the nation's fourth least-affordable housing. The area struggles now: young families move away; companies can't recruit workers and are forced to leave.

The Tribune worked with a land-use planner to construct a picture of what lies ahead. It explored various approaches to controlling growth. Community leaders and public officials used *Our County's Next 100,000* to launch revisions to city and county housing plans.

Read stories at www.kri.com/greatstories [click on The (San Luis Obispo) Tribune].

PORTRAITS OF WAR



Stories by JEFF SEIDEL
Illustrations by RICHARD JOHNSON
FREE PRESS STAFF

There is no way to characterize the men and women who served in Iraq, except one at a time. The U.S. military is … of everyone from pastors to cartoonists. Some want to go home, and others … who fought in this war.

KR Washington Bureau

KNIGHTRIDDER Washington Bureau
MAKING SENSE OF WASHINGTON AND THE WORLD

SiliconValley.com for breaking Tech News

KnightRidder Washington Bureau
Around the World
Correspondents
Special Reports
Washington

SPECIAL REPORTS
» Election 2004
» The decisions, policies and intelligence behind the Iraq war
» Wright brothers' first flight anniversary
» Congo's on-going civil war
» How your chocolate may be tainted by child slavery
» Drought and hunger in southern Africa
» Depression in Japan
» Road to Yucca Mountain

NEWS TIPS
Do you have information to share with our reporting staff? Investigative …

RISKY RX: A KNIGHT RIDDER INVESTIGATION

PART ONE
'Off-label' drugs take their toll

A six-month probe has found that patients nationwide are being injured and killed as doctors routinely prescribe drugs in ways the FDA never certified as safe and effective.
» Read the story
» Is your drug off-label?
» About this series

DRUG LIST
Want to know whether that epilepsy drug should be taken for weight loss? Antidepressant for pain? Find out what popular prescription drugs are supposed to be used for.
» Browse the list

PART TWO: Pharmaceutical companies target doctors to boost off-label drug sales.
PART THREE: For years, the FDA looked the other way as off-label prescribing soared.

Martha Andresen, of Bowie, Texas, lives with badly damaged lungs after taking the drug Pacerone. JOYCE MARSHALL, Fort Worth Star-Telegram

GRAPHICS: What does 'off-label' mean? | Growth of off-label prescriptions | Scope of off-label prescribing | Epilepsy drug for bipolar disorder? | Big money from off-label drugs | Steps to off-label | Chronology of …

METRO FINAL
60 cents

ON GUARD FOR 171 YEARS
Detroit Free Press

TUESDAY Jan. 21, 2003

www.freep.com

SOIL TESTING
400 samples show metro area to be at risk

SMELTER
Longtime hazard in Detroit is a tale of indifference

CHILDREN FIRST SPECIAL REPORT

PAINT
No. 1 cause of lead poisoning goes unfixed

SECRECY
Federal, state agencies balk at disclosing info

Children poisoned as lead cleanups fail

…OIT CHILD WITH LEAD POISONING

The Wichita Eagle

SUNNY AND HUMID

WEDNESDAY

www.kansas.com

A posse for parolees

■ The state attorney general's office vows to track down the state's 19 most violent parole violators who remain at large.

AirTran order gives vi… to…

WANTED

IRAQ WAR: SCIENTIFIC ADVISER SURRENDERS SEE BELOW AND INSIDE

Newspaper of the Central Coast • SanLuisObispo.com

THE TRIBUNE SUNDAY

April 13, 2003

IN CENTRAL COAST LIVING, H1
Spring to that cleaning!
IN SPORTS, C1
Jeff Maggert in the lead at Masters

SAN LUIS OBISPO COUNTY, CALIFORNIA

OUR COUNTY'S NEXT 100,000
A THREE-DAY SERIES EXAMINING GROWTH AND CHANGE IN SAN LUIS OBISPO COUNTY | DAY ONE

LIKE IT OR NOT, …RE THEY COME

…IN 15 YEARS? A TRIBUNE-COMMISSIONED STUDY SHOWS DRAMATIC DIFFERENCES BY AGE

YOUNG FAMILIES (25-39) DOWN 1%

OLDER PROFESSIONALS (40-59) UP 68%

RETIREES (60-PLUS) UP 49%

…d of new residents would need 50,000 additional homes … carve growth into SLO County's rural and open areas

---

LEXINGTON WWW.KENTUCKY.COM
HERALD-LEADER

SUNDAY | METRO FINAL EDITION

$1.75

War is inevitable, top Iraqi aide says

HUSSEIN HASN'T ANSWERED ALL QUESTIONS, BLIX TO SAY

SPECIAL REPORT | PRESCRIPTION FOR PAIN

ADDICTED AND CORRUPTED

Knight Ridder Digital

GROWING STRONGLY AND SOLIDLY PROFITABLE, KNIGHT RIDDER DIGITAL (KRD), THE COMPANY'S ONLINE SUBSIDIARY, REPRESENTS ONE OF THE LARGEST AND MOST AMBITIOUS WEB PRESENCES OF ANY NEWSPAPER PUBLISHER.

KRD operates 31 Web sites, 29 of which are regional information resources in the markets where Knight Ridder has newspapers. It manages the Real Cities Network of 102 Web sites, including all of Knight Ridder's sites plus 71 affiliate sites. KRD also has oversight responsibility for Knight Ridder's interest in two continuing online joint ventures: CareerBuilder LLC, an online recruitment service owned jointly with Gannett Co. Inc. and Tribune Co., and Classified Ventures LLC, a consortium of six publishers that operates online services for automobiles (cars.com) and real estate (Apartments.com, among others). KRD also manages Knight Ridder's investments in new online ventures, such as a minority interest in Tribe Networks Inc., a social-networking service with an emphasis on online classifieds.

In 2003, KRD's first fully profitable year, revenue was $79.7 million, up 44.2% from the previous year, with profits of $15.2 million. Approximately 40% of revenue came from recruitment advertising, the great bulk of it from "upselling" print ads to online. Another 15% of the revenue came from local and/or national banners or sponsorships; 15% came from automotive; and the balance was divided between other classified, other retail and content syndication. While newspaper salespeople are primarily responsible for the "upsells," KRD's own sales force sells the remainder.

The depth of local information on KRD's sites is unrivaled on the Web. Local news, sports, lifestyle, travel, entertainment guides and listings, shopping information and online versions of newspaper ads and coupons – all add timeliness, depth and interactivity to strong local newspaper offerings on the Web. In classifieds, the CareerBuilder, cars.com, real estate and other channels combine print and online in unique and powerful ways. Ad listings are surrounded by content (auto information, school test scores, online guest books, photographs and virtual tours) that enhances their value to users and advertisers.

This comprehensive news and advertising content drove strong growth in unique visitors. In 2003, average monthly unique visitors to KRD's Web sites increased 19.0%, to 8.0 million.

The Real Cities Network is one of the top news and information entities on the Web, and is the largest with an intense local focus. Average monthly unique visitors increased 31.2% in 2003, to 16.0 million. This "national network

KRD REVENUE
In millions of dollars

KRD HAD RECORD LEVELS OF REVENUE IN 2003.



03 79.7
98 17.9

of local sites" is very attractive to advertisers and continues to attract new affiliates. In 2003, Real Cities added 27 sites representing Ottaway Newspapers, Inc., MediaNews Group Inc., Pulitzer Publishing Co., the Chicago Sun-Times, The Florida Times-Union and Hawaii.com. The network now covers 21 of the nation's top 30 markets.

CareerBuilder, the nation's second-largest online recruitment service, continues to strengthen both its share of audience and its revenue, challenging Monster for leadership. Traffic agreements with AOL and MSN that launched in December 2003 are expected to give it an audience share roughly equal to that of Monster in 2004. CareerBuilder's 2003 network revenue was $160 million, up 48.1% from $108 million the previous year, and it continues to be cash-flow positive. (The CareerBuilder "network" comprises everything online under the CareerBuilder brand name: all listings generated by Knight Ridder, Gannett and Tribune newspapers as well as listings sold in additional markets by the CareerBuilder sales force.) Backed by the newspapers of its three controlling partners, CareerBuilder offers a unique range of print and online products that deliver powerful, convenient and cost-effective solutions to employers while providing the greatest depth and breadth of local employment offerings to consumers.

In the real estate and automotive categories, both supported by Classified Ventures, we continued to advance. KRD's Apartments.com and other CV real estate revenues grew by 62%, while cars.com revenue grew by 38%. In 2004, Kelley Blue Book (KBB) will become the exclusive provider of used-vehicle-value information on cars.com, and cars.com will exclusively power KBB's Blue Book Classifieds and Buy Used channels. We continue to expand the local sales force for cars.com, invest in dealer marketing, target nonfranchise dealers and increase our efforts with "For Sale by Owner."

For 2004, KRD's goals are clear: continue to grow revenue share from existing customers, acquire new customers and build on 2003's profitability. In addition to continuing to grow its primary business lines, KRD is exploring consumer targeting and direct marketing through site registration, e-mail and other mechanisms. Local shopping search capability, online personal ads, enhanced Web-enabled private-party classifieds and investments such as Tribe are all potential revenue opportunities for KRD.

KRD UNIQUE VISITORS
In millions

KRD SAW SOLID GROWTH FROM NEW VISITORS IN 2003.



03 8.016
98 2.156

This is Knight Ridder

KNIGHT RIDDER IS A COMMUNICATIONS COMPANY ENGAGED IN NEWSPAPER PUBLISHING, NEWS AND INFORMATION SERVICES, ELECTRONIC RETRIEVAL SERVICES, AND GRAPHICS AND PHOTO SERVICES. IT PUBLISHES 31 DAILY NEWSPAPERS IN THE UNITED STATES THAT REACH 8.7 MILLION READERS EVERY DAY, AND MORE THAN 100 AFFILIATED REAL CITIES REGIONAL WEB SITES.

Knight Ridder Strategy

- »To be the dominant provider of news, information and advertising, in print and online, in our markets
- »To perform financially within the top tier of our industry
- »To outperform the industry in Total Shareholder Return (stock price appreciation plus dividends)

Values

Our historic mission, to inform our communities, is a privilege, responsibility and source of competitive strength. We will be worthy of its First Amendment protection. Our commitment to our customers and to the people of Knight Ridder is fundamental to our success. We will reflect the diversity of the audiences we serve, including viewpoints and cultures, in our content and in our work forces.

The Company

Knight-Ridder Inc. was formed in 1974 by a merger between Knight Newspapers Inc. and Ridder Publications Inc.

In 1903, Charles Landon Knight purchased the Akron Beacon Journal. Knight Newspapers was founded by John S. Knight, who inherited the Beacon Journal from his father in 1933. Ridder Publications was founded in 1892 when Herman Ridder acquired the German-language Staats-Zeitung in New York. Both groups flourished, each taking its stock public in 1969. The merger created a company with operations coast to coast.

Knight-Ridder Inc. was incorporated in Ohio in 1974. The company was reincorporated in Florida in 1976. Knight-Ridder Inc., which does business under the name Knight Ridder, is headquartered in San Jose, Calif.

The Knight Ridder Promise

TO ASSURE THAT KNIGHT RIDDER REMAINS A LANDMARK COMPANY WHOSE SOCIAL CONTRIBUTIONS AND CORPORATE PROSPERITY WITHSTAND THE TEST OF TIME, WE ARE PLEDGED TO PROVIDE ENDURING VALUE TO OUR CUSTOMERS, PEOPLE, SHAREHOLDERS AND COMMUNITIES. OUR FUTURE RESTS WITH ALL OF YOU.

THEREFORE, WE MAKE THESE PROMISES...

To Our Customers...

We promise to be passionate about serving you. To our readers, we promise content that matters to your daily lives – honest, fair, interesting and useful news, information and advertising. To our advertisers, we promise reach and results to help you succeed.

To Our People...

We promise to help you develop, to show you respect, to reward you fairly, to provide a workplace in which individual differences are valued. We promise the opportunity to contribute to an ennobling enterprise that is dedicated to preserving the vigor of our democracy.

To Our Shareholders...

We promise an attractive return that is competitive with peer companies, and a commitment to sound financial practices, consistent economic growth and innovative responses to market opportunities.

To Our Communities...

We promise to foster economic and social health through good citizenship, through volunteer and financial support for causes that enhance the community's quality of life, and by providing valuable news, information and advertising to the citizens we serve.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 28, 2003

Commission file number 1-7553

Knight-Ridder, Inc.

(Exact name of registrant as specified in its charter)

Florida
(State or other jurisdiction of incorporation or organization)

38-0723657
(I.R.S. Employer Identification No.)

50 West San Fernando Street, Suite 1500, San Jose, California 95113
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (408) 938-7700

Securities registered pursuant to Section 12(b) of the Act:

Title of each class
Common Stock, $.02 1/12 par value
Preferred Share Purchase Rights

Name of each exchange on which registered
New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
NONE

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [x] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [x]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2).
Yes [x] No [ ]

The aggregate market value of voting stock, which consists solely of shares of common stock held by non-affiliates of the registrant, was approximately $5.5 billion as of June 27, 2003 (computed by reference to the closing price as reported by the New York Stock Exchange).

The registrant had 79.3 million shares of common stock (par value $.02 1/12 per share), net of treasury stock, issued and outstanding as of March 1, 2004.

DOCUMENTS INCORPORATED BY REFERENCE
Portions of Registrant's Proxy Statement for its Annual Meeting of Shareholders are incorporated by reference into Part III.

Table of Contents

Item 1. Business

General

Knight Ridder was formed in 1974 by a merger between Knight Newspapers, Inc. and Ridder Publications, Inc. Knight Ridder was reincorporated in Florida in 1976 and along with its consolidated subsidiaries is referred to collectively in this Report on Form 10-K as "we," "our" and "us."

We are the nation's second-largest newspaper publisher based on circulation, with products in print and online. We publish 31 daily newspapers in 28 U.S. markets, with a readership of 8.7 million daily and 12.6 million on Sunday. We also have investments in Internet and newsprint mill companies. Our Internet operation, Knight Ridder Digital (KRD), develops and manages our online properties. It is the founder and operator of Real Cities (www.Realcities.com), the largest national network of city and regional Web sites in more than 105 U.S. markets. Financial information about our business segments is provided in Note 5. Business Segments to the accompanying consolidated financial statements, included in this Form 10-K.

Our executive offices are located at 50 West San Fernando Street, Suite 1500, San Jose, California 95113, and our telephone number at this address is (408) 938-7700.

Recent Events

On May 5, 2003, we amended our agreement with the Journal Gazette Company to extend our joint operating agreement in Fort Wayne, Indiana, to the year 2050. Under the amended terms, we increased our partnership interest from 55% to 75%. The joint operating agreement governs the partnership and operation of the Fort Wayne Newspapers Agency which handles advertising sales, printing, distribution and administration of the two daily newspapers.

In August 2003, CareerBuilder LLC (CareerBuilder), a joint venture with Gannett Co., Inc. and Tribune Co. entered into multiyear agreements to be the exclusive employment content provider to America Online and MSN. The America Online agreement began in mid-December 2003 and the MSN agreement began in January 2004. CareerBuilder will power the Career and Jobs areas of several America Online Brands and receive promotion on Time, Inc. and www.CNN.com. The MSN agreement will bring more high-quality job seekers to prospective employers by combining the vast consumer reach of MSN with CareerBuilder.com's wide network of national, local, industry and niche audiences.

The groundbreaking for new production plants in Kansas City and Detroit occurred in 2003. The Kansas City production plant is scheduled for completion in 2006 at a total cost of approximately $200 million. The Detroit production plant (a joint project with Gannett Co.) is scheduled for completion in 2005. Our share of the cost of the Detroit plant is approximately $89 million.

History

Charles Landon Knight purchased the Akron Beacon Journal in 1903. Knight Newspapers was founded by John S. Knight, who inherited the Beacon Journal from his father in 1933. Ridder Publications was founded in 1892 when Herman Ridder acquired the German-language Staats-Zeitung in New York. Both groups flourished, each taking its stock public in 1969. The 1974 merger created a company with operations coast-to-coast.

In December 1986, we acquired all of the outstanding shares of The State-Record Company. The State-Record Company acquisition included six daily and two non-daily newspapers in seven communities in South Carolina and Mississippi. In October 1989, we sold our eight VHF network-affiliated television stations. In October 1995, we acquired all of the outstanding shares of Lesher Communications, Inc. (Lesher). Lesher published four daily newspapers in the Contra Costa and eastern Alameda County markets in the East Bay area of Northern California. Lesher was renamed Contra Costa Newspapers, Inc. in November 1995.

Our Business Information Services Division (BIS), which was formally established in 1983, produced, distributed and facilitated the use of finance, general business, science, technology, transportation and other information by global business and professional users. In a strategic move to focus our business on the newspaper industry, we began to sell the various operations of the BIS Division. In July 1996, we sold Knight-Ridder Financial, Inc., a global provider of real-time and archival financial news and pricing information. In November 1997, we sold Knight-Ridder Information, Inc., an online information retrieval company serving business, scientific, technology, medical, education and media communities worldwide. In April 1998, we sold Technimetrics, a global provider of investor relations information, business executive and institutional investor holdings and investor relations consulting.

In January 1997, we sold our interest in substantially all of our cable television investments. The balance of the cable systems was sold in March 1998.

In May 1997, we acquired four newspapers indirectly owned by The Walt Disney Company. The newspapers are: The Kansas City Star, the Fort Worth Star-Telegram, the Belleville (Illinois) News-Democrat and the Times Leader located in Wilkes-Barre, Pennsylvania. In August 1997, we exchanged our newspaper located in Boulder, Colorado, the Daily Camera, for two newspapers owned by E.W. Scripps Co., located in California. These newspapers are The Herald (Monterey) and The Tribune (San Luis Obispo).

In 2000, we consolidated all of our Internet operations under a wholly-owned subsidiary, KRD, formerly KnightRidder.com. Previously, our Internet activities were reported and managed as a part of our newspaper operations. KRD controls all of our online efforts, including the Web sites previously operated by the newspapers. KRD operates and manages the Real Cities Network, which consists of all Knight Ridder Web sites and those of several media affiliates.

In August 2000, Career Holdings, Inc., a company jointly controlled by KRD and Tribune Co., acquired CareerBuilder, Inc. and CareerPath.com, Inc. In November 2001, CareerBuilder, LLC (formerly Career Holdings, Inc.) acquired Headhunter.net, an online recruitment and career development business. The acquisition was funded by capital contributions from both Knight Ridder and Tribune Co. In October 2002, we and Tribune Co. each sold one-third of our respective interest in CareerBuilder, to Gannett Co. Inc. Through KRD, we currently own a 33.3% interest in CareerBuilder.

With the decline in the Internet industry during 2000, we realigned our focus to strategic Internet businesses that we believe have synergistic and competitive value. Therefore, in January 2001, we sold MediaStream, an online photo and graphics service company. In the first quarter of 2001, we sold our holdings in InfoSpace, Inc., AT&T, Webvan and other smaller Internet-related investments. In January 2002, we sold all of our stock in MatchNet, plc, an online personals service. On March 3, 2003, we sold our one-third share of InfiNet Company to Gannett Co. Inc.

Forward-Looking Statements

Certain statements in this annual report on Form 10-K are forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results and events to differ materially from those anticipated.

Potential risks and uncertainties that could adversely affect our ability to obtain these results include, without limitation, the following factors: (a) increased consolidation among major retailers or other events that may adversely affect business operations of major customers and depress the level of local and national advertising; (b) a further economic downturn in some or all of our principal newspaper markets that may lead to decreased circulation or decreased local or national advertising; (c) a decline in general newspaper readership patterns as a result of competitive alternative media or other factors; (d) an increase in newsprint costs over the levels anticipated; (e) labor disputes or shortages that may cause revenue declines or increased labor costs; (f) disruptions in electricity and natural gas supplies and increases in energy costs; (g) increases in health and welfare costs, pension and post-employment costs and post-retirement costs; (h) increases in business insurance costs; (i) the decline in the value of other companies that we invest in that must be recorded as a charge to earnings; (j) acquisitions of new businesses or dispositions of existing businesses; (k) increases in interest or financing costs or availability of credit; (l) rapid technological changes and frequent new product introductions prevalent in electronic publishing, including the evolution of the Internet; and, (m) acts of war, terrorism, natural disaster or other events that may adversely affect our operations or the operations of our key suppliers.

Newspapers

We are the nation's second-largest newspaper publisher based on circulation. We have 31 daily and 37 nondaily newspapers in 28 U.S. markets, with a readership of 8.7 million daily and 12.6 million on Sunday.

Approximately 77% of our newspaper operating revenue comes from the sale of newspaper advertising. Due to seasonal factors such as heavier retail selling around Christmas and Easter, our advertising revenue fluctuates significantly throughout the year. Consecutive quarterly results are not uniform or comparable and are not indicative of the results over an entire year.

Each of our newspapers is operated by local management appointed by our executive management in San Jose. Each newspaper manages its own news coverage, sets its own editorial policies and establishes local business practices. The basic business, accounting, financial and reporting policies, however, are set by the corporate staff. Editorial services and quality control also are provided by the corporate staff.

Each newspaper is served by the company-owned news bureau in Washington, D.C. Supplemental news, graphic and photographic services are provided by Knight Ridder/Tribune. In 2004, we expanded our news bureau in Sacramento, California, to merge the staff of the San Jose Mercury News and the Contra Costa Times, to provide more in-depth coverage of state affairs.

All of our newspapers compete for advertising and readers' time and attention with broadcast, satellite and cable television, the Internet and other computer services, radio, magazines, suburban newspapers, free shoppers, billboards and direct mail. In some cases, the newspapers also compete with other newspapers published in nearby cities and towns — particularly in Miami, Saint Paul and Fort Worth. In Detroit and Fort Wayne, we have joint operating agreements with a second newspaper. Our other newspapers are the only daily and Sunday papers of general circulation published in their communities.

Our newspapers rely on local sales operations for local retail and classified advertising. Our larger newspapers are assisted by our national sales team for retail and national advertising and the Newspaper National Network and by Newspapers First in obtaining national advertising. Newspapers First, a national advertising sales cooperative, is the primary sales representative for many of our newspapers, many of the leading newspaper groups and several leading independents. It acts as an interface to national advertisers across the country. We own 28.9% of the voting stock of Newspapers First. Newspaper National Network, the sales arm of the Newspaper Association of America, was established in 1994 to focus national selling on behalf of the newspaper industry. It represents all our newspapers and more than 500 others. Like Newspapers First, it offers one-stop shopping and "one order, one bill."

The following newspapers are our largest based on revenue:

The Philadelphia Inquirer and Philadelphia Daily News

Philadelphia Newspapers, Inc. publishes two of the most respected and nationally acclaimed newspapers in the country: The Philadelphia Inquirer and the Philadelphia Daily News. The Inquirer, Philadelphia's largest newspaper, long renowned for its excellence in reporting, has won 18 Pulitzer Prizes. The Daily News, the city's second-largest newspaper, is embraced by readers for its in-depth sports coverage, local investigative reporting and editorial flair. Both newspapers are available on the Internet at www.philly.com.

The primary market area for these two papers spans nine counties throughout southeastern Pennsylvania and southwestern New Jersey. The region contains more than 1.9 million households, making it the nation's fourth-largest metropolitan area.

The Miami Herald and el Nuevo Herald

The Miami Herald Publishing Co. is Florida's largest newspaper company. It publishes The Miami Herald, el Nuevo Herald, in-flight magazines, hotel tourist books, an apartment real estate magazine, a free-distribution weekly called StreetMiami, the Florida Keys Keynoter and The (Tavernier, Florida) Reporter.

The Miami Herald has won 17 Pulitzer Prizes, and it is sold in South Florida and throughout Latin America and the Caribbean. el Nuevo Herald, serving the growing number of Spanish readers in South Florida, is the premier Spanish-language newspaper in the United States. Both newspapers are available worldwide through PEPC Worldwide, Newspapers Direct and the Internet at www.herald.com.

South Florida, which includes the Miami and Fort Lauderdale metropolitan areas, is one of the top retail markets in the United States. Total retail sales surpassed $56 billion in 2003 and on a per household basis exceeded those of many major markets, including Chicago, Washington, D.C., and New York. Tourism is a major driver of the economy in South Florida, attracting more than 20 million visitors a year from all over the world.

The Kansas City Star

The Kansas City Star, founded in 1880, is one of the largest newspapers in the Midwest. The Star has won eight Pulitzer Prizes and serves the Kansas City metropolitan area, encompassing 11 counties in Missouri and Kansas. The Star is available on the Internet at www.KansasCity.com.

Newsprint

We consumed approximately 647,000 metric tons of newsprint in 2003, excluding Detroit. Approximately 13% of our total operating expenses during the year were for newsprint. Purchases are made under long-term agreements with 14 newsprint producers, each having one or more newsprint mills. In 2003, we purchased approximately 67.2% of our newsprint consumption from 10 mills in the United States, 29.9% from 14 mills in Canada and 2.9% from other offshore sources. We believe that the current sources for newsprint are adequate to meet our current and foreseeable demand.

Approximately 94% of the newsprint we consumed contained some recycled content. The average content of these rolls was 57% recycled fiber. This translates into an overall recycled newsprint average of 54%.

We are a one-third partner with Cox Enterprises and Media General, Inc., in SP Newsprint Co. (SP). SP is the fifth-largest newsprint manufacturing company in North America. SP's mill in Dublin, Georgia, produces more than 565,000 metric tons per year of 100% recycled-content newsprint. Its plant in Newberg, Oregon, produces more than 385,000 metric tons per year of newsprint with at least 40% of recycled content. SP provides recycled-content newsprint to its owners and more than 250 publishers and commercial printers. Its SP Recycling Corp. subsidiary recycles more than 1.1 million short tons of recovered material each year.

We also own a 13.5% equity interest in Ponderay Newsprint Company in Usk, Washington, which produced more than 261,000 metric tons of newsprint in 2003.

Our ownership in SP and Ponderay provides a hedge against price volatility for approximately 50% of our newsprint expense. In 2003, approximately 22% of our total newsprint consumption was sourced by these two companies. We enter into firm purchase commitments annually with these two companies. We estimate these purchase commitments will total approximately $56 million of newsprint in 2004, at current market prices.

Shared Services

We have a Shared Services Center located in Miami, Florida. Through this operation, which reports directly to our corporate headquarters, we have centralized the maintenance of our financial systems and processing, purchasing and strategic sourcing activities as well as many internal consulting initiatives for all Knight Ridder companies. Centralized purchasing includes commodities such as newsprint, ink, computers/software, newspaper delivery bags, credit card processing, office supplies, travel, employee relocation and telecommunications.

Technology

We understand the importance of technology in our business to remain competitive. We are committed to continue enhancing our existing systems and implementing state of the art systems, as deemed appropriate. Expense reduction initiatives helped reduce telecommunications and data transmission costs while increasing capacity. Working to increase traffic to KRD Web sites, the newspapers provide integration content to support marketing and advertising opportunities, such as Web-ID's in CareerBuilder, Newspaper Ads Online and Newsstand.

Joint Operating Agreements/Joint Ventures

KNIGHT RIDDER/TRIBUNE. Knight Ridder/Tribune, a joint venture of Knight Ridder and Tribune Co., offers stories, graphics, illustrations, photos and paginated pages for print publishers; news animations, graphics and news specials for TV broadcasters; and Web-ready content for online publishers. Knight Ridder/Tribune editorial material is produced by all our newspapers, by our 14 foreign correspondents and by a number of other newspapers.

Knight Ridder/Tribune introduced a KRT Campus Web site for college and high school publications, opening up a profitable new revenue stream for the joint venture and exposing young journalists to Knight Ridder's news reporting, photography and graphics.

We own a 75% equity interest in the **FORT WAYNE NEWSPAPERS AGENCY** and consolidate the results of its operations. The minority shareholders' interest in the partners' income has been reflected as an expense in the Consolidated Statement of Income in the caption "Minority interest in earnings of consolidated subsidiaries." Also included in this caption is a contractual minority interest resulting from a joint operating agreement that runs through 2021 between The Miami Herald Publishing Co. and Cox Newspapers, Inc., covering the publication of The Herald and The Miami News. The Miami News ceased publication in 1988.

We own a 50% equity interest in **DETROIT NEWSPAPERS (DN)**, a joint operating agency between Detroit Free Press, Inc., our wholly-owned subsidiary, and The Detroit News, Inc., a wholly-owned subsidiary of Gannett Co., Inc. In 1989, business operations of the Detroit Free Press and The Detroit News were transferred to DN under a joint operating agreement that expires in 2089. We show our share of revenue and expenses as a net amount in the "Other revenue" line. Under our agreement, we are committed to supply 50% of their annual newsprint requirements. We intend to fulfill this commitment and we have the necessary means and resources available to meet this obligation.

We have an ownership interest in the following companies, joint ventures and partnerships:

COMPANY	% OWNERSHIP INTEREST
CareerBuilder, LLC	33.3
Classified Ventures	20.2
Knight Ridder/Tribune Information Services, Inc.	50.0
Newscom, LLC	50.0
Newspapers First	28.9
Ponderay Newsprint Company	13.5
Seattle Times Company:	
Voting Stock	49.5
Nonvoting stock	65.0
SP Newsprint Co.	33.3
Tribe Networks, Inc.	23.6

Employees

We have approximately 18,000 full time equivalent employees (FTEs), of whom about 28% are represented by 67 local unions and work under multiyear collective bargaining agreements. One or more collective bargaining agreements are in effect at our newspapers in Akron, Detroit, Duluth, Fort Wayne, Grand Forks, Kansas City, Lexington, Monterey, Philadelphia, Saint Paul, San Jose, State College and Wichita. These agreements are normally renegotiated in the years in which they expire. During 2004, there will be negotiations to extend collective bargaining agreements in Akron, Detroit, Grand Forks, Kansas City, Saint Paul, State College and Wichita, representing approximately 800 employees.

Risk Factors

CREDIT LOSSES. We extend unsecured credit to most of our customers. We recognize that extending credit and setting appropriate reserves for receivables is largely a subjective decision based on knowledge of the customer and the industry. Credit exposure also includes the amount of estimated unbilled sales. Credit limits, setting and maintaining credit standards, and managing the overall quality of the credit portfolio is largely decentralized. The level of credit is influenced by the customer's credit history with us and other available information, including industry-specific data.

We maintain a reserve account for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to pay, additional allowances might be required. We use a combination of the percentage-of-sales, specific identification and the aging-of-accounts-receivable methods to establish allowances for losses on accounts receivable. Payment in advance for some advertising and circulation revenue has assisted us in maintaining historical bad debt losses at less than 1% of revenue.

NEWSPRINT. We consumed approximately 647,000 metric tons of newsprint in 2003, excluding Detroit. This expense represented 13% of our 2003 total operating expenses. A sustained increase in newsprint prices could adversely affect our profitability. Newsprint prices for the past five years have ranged from approximately $425 to $625 per metric ton. We anticipate a low double-digit increase in newsprint prices in 2004. Under the caption "Newsprint" on page 21 of this report, we have included information on our suppliers, the long-term purchase agreements used to manage the related risk of price increases, and natural hedges we have in place through our investment in newsprint mills.

DEBT. By balancing the mix of variable- versus fixed-rate borrowings, we manage the interest-rate risk of our debt. In 2001 and 2002, we entered into interest rate swap agreements to manage interest rate exposure by achieving a desired proportion of fixed-rate versus variable-rate debt. As of the end of our 2003 fiscal year, about 60% of our borrowings were variable-rate-based borrowings. On January 5, 2004, we entered into additional interest rate swap agreements, increasing our percentage of variable-rate borrowings to about 70%. We do not trade or engage in hedging for speculative or trading purposes and hedging activities are transacted only with highly rated financial institutions, reducing the exposure to credit risk.

A hypothetical 50 basis point increase in LIBOR would increase interest expense associated with variable-rate borrowings by approximately $4.3 million and $5.3 million in 2003 and 2004, respectively. The fair value of our fixed-rate debt and interest rate swaps is sensitive to changes in interest rates. A hypothetical 50 basis points increase in interest rates would decrease the fair value of the fixed-rate debt and interest rate swaps by $27.1 million in 2004. This change in fair value of debt obligations excludes commercial paper and other short-term variable-rate borrowings as changes in interest rates would not significantly affect the fair market value of these instruments.

SENIOR MANAGEMENT. Our ability to maintain our competitive position is dependent on the services of our senior management team. If we were unable to retain the existing senior management personnel, develop future senior management within our existing ranks or attract other qualified senior management personnel, our business would be adversely affected.

EMPLOYEE BENEFITS. Health insurance costs have increased significantly faster than inflation on an annual basis over the past few years. We have restructured and consolidated our health insurance plans and have increased employee contribution and share in the cost of this benefit. We expect that in coming years, the cost of health insurance will continue to escalate, causing an increase to our expenses and employee contribution. Our pension and other retirement benefits have increased in recent years largely due to stock market and interest rate conditions. We will continue to reassess our benefits offering to remain competitive and manage our costs.

COMPETITION. We are subject to aggressive competition in all areas of our business. Our newspapers compete for advertising and readers with other newspapers, broadcast, satellite and cable television, the Internet and other computer services, radio, magazines, suburban newspapers, free shoppers, billboards and direct mail.

SELF-INSURANCE AND DEDUCTIBLES ON CASUALTY INSURANCE. We are self-insured for the majority of our group health insurance costs. We rely on claims experience and the advice of consulting actuaries and administrators in determining an adequate liability for self-insurance claims. We also have deductibles of up to $1 million on various casualty insurance programs, which we have determined to be adequate for the type of risk. We continuously review the adequacy of our insurance coverage.

Web Site Access to Our Reports

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports are available free of charge on our Web site, www.kri.com, as soon as reasonably practicable after such reports are electronically filed with or furnished to the Securities and Exchange Commission.

Information regarding corporate governance at Knight Ridder, including our corporate governance principles, code of business ethics and information regarding our officers, directors and board committees (including our Audit, Compensation, and Nominating and Corporate Governance committee charters) is also available on our Web site. The information on our Web site is not incorporated by reference into, or as part of, this Report on Form 10-K.

Item 2. Properties

We have newspaper facilities in 28 markets located in 17 states. These facilities vary in size from 39,300 square feet at State College, Pennsylvania, to 1.8 million square feet in Philadelphia, Pennsylvania. In total, they occupy about 11.0 million square feet. Approximately 2.2 million of the square feet is leased from others. All of the owned property is owned-in-fee. We own substantially all of our production equipment, although certain office equipment is leased. We also own land in Kansas City and Detroit, where new production plants are under construction.

The following table sets forth our principal properties by location:

	APPROXIMATE AREA IN SQUARE FEET	
	OWNED	LEASED
Administration — San Jose, CA		43,506
Publishing, including printing plants, distribution centers, business and editorial offices, and warehouse space located in:		
Akron, OH	332,912	94,816
Charlotte, NC	479,784	151,259
Columbia, SC	254,000	34,875
Contra Costa, CA	363,364	70,100
Detroit, MI	1,296,594	522,526
Fort Worth, TX	841,613	55,213
Kansas City, MO	423,313	165,526
Lexington, KY	235,958	30,650
Miami, FL	816,177	339,714
Philadelphia, PA	1,501,011	334,198
San Jose, CA	407,192	167,660
Saint Paul, MN	301,518	139,339
Washington, DC		36,077
Internet Operations —		
KRD — San Jose, CA		72,027

**Expiration of leases range from 2004 to 2051.*

Our facilities are maintained in good condition and are suitable for current and foreseeable operations. During the three years ended December 28, 2003, we spent $237.8 million for additions to property, plant and equipment.

Item 3. Legal Proceedings

Our wholly-owned subsidiary, MediaStream, Inc. ("MediaStream"), was named as one of a number of defendants in two separate class action lawsuits that have been consolidated with one other similar lawsuit by the Judicial Panel on Multi-District Litigation under the caption "In re Literary Works in Electronic Databases Copyright Litigation," M.D.L. Docket No. 1379 (the "Multi-District Litigation"). The two lawsuits originally filed against MediaStream in September 2000 were: *The Authors Guild, Inc. et al. v. The Dialog Corporation et al.*, and *Posner et al. v. Gale Group Inc. et al.* These lawsuits were brought by or on behalf of free-lance authors who allege that the defendants have infringed plaintiffs' copyrights by making plaintiffs' works available on databases operated by the defendants. The plaintiffs are seeking to be certified as class representatives of all similarly situated free-lance authors.

The two lawsuits were initially stayed pending disposition by the U.S. Supreme Court of *New York Times Company et al. v. Tasini et al.*, No. 00-21. On June 25, 2001, the Supreme Court ruled that the defendants in *Tasini* did not have a privilege under Section 201 of the Copyright Act to republish articles previously appearing in print publications absent the author's separate permission for electronic republication. The judge has ordered the parties in the Multi-District Litigation to try to resolve the claims through mediation, which commenced November 2001, and the parties have agreed to a limited stay to respond to the complaint during such mediation, which may be terminated by the plaintiffs upon 30-days prior written notice. In September 2001, the plaintiffs submitted an amended complaint, which named us as an additional defendant and made reference to Knight Ridder Digital.

Plaintiffs in the Multi-District Litigation seek actual damages, statutory damages and injunctive relief, among other remedies. The company and MediaStream intend to contest liability and vigorously defend their positions in the litigation, including opposing class certification. In addition, MediaStream has indemnity agreements from various content providers supplying articles to MediaStream's databases that could mitigate its potential exposure. Management is currently unable to predict whether an unfavorable outcome is likely or the magnitude of any potential loss.

There can be no assurance that we will prevail in the above legal proceedings and management cannot estimate the exposure if we do not prevail. A ruling against us in any of the proceedings described above may have a material adverse effect on our financial condition and results of operation. In addition to the matters described above, we are also involved in litigation and administrative proceedings, primarily libel and copyright infringement actions and environmental and other legal proceedings that have arisen in the ordinary course of business. In the opinion of management, except as set forth above, our liability, if any, under any other pending litigation or administrative proceedings will not materially affect our consolidated financial position or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

No matter was submitted to a vote of shareholders through the solicitation of proxies or otherwise during the fiscal quarter ended December 28, 2003.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

Our common stock is listed on the New York Stock Exchange (NYSE) under the symbol KRI. Our stock is also traded on exchanges in Philadelphia, Chicago, Boston, San Francisco, Los Angeles and Cincinnati and through the Intermarket Trading System. Options are traded on the Philadelphia Exchange.

COMMON STOCK MARKET PRICE AND DIVIDENDS

The average stock trading volume for the years 2003, 2002 and 2001 was 429,000, 407,000 and 406,000 shares per day, respectively. The following table presents the high and low sales price of our common stock and the cash dividends declared on our common stock by fiscal quarter for the two most recent fiscal years, as reported by the NYSE:

			2003			2002
	HIGH	LOW	CASH DIVIDENDS DECLARED	HIGH	LOW	CASH DIVIDENDS DECLARED
1st Quarter	$ 67.72	$ 58.63	$ 0.27	$ 69.69	$ 60.90	$ 0.25
2nd Quarter	71.06	58.50	0.27	70.20	60.50	0.25
3rd Quarter	70.45	65.86	0.32	64.00	51.35	0.25
4th Quarter	76.49	66.22	0.32	63.86	52.10	0.27

During the fiscal years ended 2003, 2002 and 2001, we paid $94.9 million, $84.8 million and $84.2 million in cash dividends. We expect to continue our policy of paying regular cash dividends, although there is no assurance as to future dividends because they are dependent on future earnings, capital requirements and financial condition.

As of March 1, 2004, we had 79.3 million shares outstanding, which were held in all 50 states by 7,784 shareholders of record. The closing price of our common stock on March 1, 2004, was $74.93 as reported by the NYSE.

Purchases of Equity Securities

On January 28, 2003, the Board of Directors approved the repurchase of up to 6 million shares of our common stock. The following sets forth our common stock repurchases, both open market and private transactions, for the fourth quarter of 2003:

FISCAL PERIOD	TOTAL NUMBER OF SHARES PURCHASED	AVERAGE PRICE PAID PER SHARE	TOTAL NUMBER OF SHARES PURCHASED AS PART OF PUBLICLY ANNOUNCED PROGRAM	MAXIMUM NUMBER OF SHARES THAT MAY YET BE PURCHASED UNDER THE PROGRAM
September 29 through November 2	80,000	$ 69.95	80,000	4,139,300
November 3 through November 30	99,800	73.65	99,800	4,039,500
December 1 through December 28[1]	850,698	74.46	845,200	3,194,300
Total	1,030,498		1,025,000	

(1) During December 2003, we entered into contracts to repurchase 750,000 shares of our common stock. These contracts are paid in advance and the shares are repurchased typically over six to twelve months. We pay based on the closing price as reported by the NYSE at the beginning of the contract and the difference between that price and the volume weighted-average price (VWAP) over the life of the contract is settled at the end of the contract period.

Outside of the treasury stock repurchase program, we acquired 53,489 shares of our common stock in 2003 with an aggregate cost of $3.2 million and an average price of $60.38 per share as a result of certain stock options exercised. The difference between the aggregate market value of the options exercised and the exercise value of the options was recorded in additional capital. The difference in the market value of the repurchased shares and the exercise price of the options was recorded in treasury stock in the accompanying Consolidated Balance Sheet.

The table below is a summary of treasury stock acquired since 1994:

	STOCK PURCHASED	COST *(in 000s)*	AVERAGE PRICE PER SHARE
2003	**4,269,000**	**$ 285,964**	**$ 66.99**
2002	4,033,531	257,101	63.74
2001	2,993,567	171,795	57.39
2000	9,048,895	464,835	51.37
1999	3,704,378	210,141	56.73
1998	4,725,000	255,533	54.08
1997	13,824,300	643,375	46.54
1996	6,219,100	221,768	35.66
1995	11,508,600	319,363	27.75
1994	5,044,600	136,977	27.15

Common Stock Grants

During the fiscal years ended December 28, 2003, December 29, 2002 and December 30, 2001, we issued 5,429 shares, 4,666 shares and 4,057 shares, respectively, of our common stock to our non-employee directors pursuant to a stock grant program whereby each non-employee director is given an annual grant equivalent to a minimum of one-half of their compensation. These shares are issued out of our existing treasury stock.

For information regarding our equity compensation plans, please refer to Item 12 — Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, and Note 6, Capital Stock in our consolidated financial statements, included in this report.

Item 6. Selected Financial Data

11-YEAR FINANCIAL HIGHLIGHTS The following information was compiled from our audited consolidated financial statements.

(In thousands, except per share data and ratios)	COMPOUND GROWTH RATE 5-YEAR	10-YEAR	12/28/2003	12/29/2002
SUMMARY OF OPERATIONS				
Operating Revenue				
Advertising	0.5%	5.6%	$ 2,280,322	$ 2,255,689
Circulation	1.0	2.9	559,234	572,973
Other	(5.3)	4.3	106,435	98,173
Total Operating Revenue	0.3	5.0	2,945,991	2,926,835
Operating Costs				
Labor and employee benefits	1.2	4.1	1,176,627	1,124,484
Newsprint, ink and supplements	(4.8)	2.7	383,099	353,331
Other operating costs	2.9	6.4	706,217	718,963
Depreciation and amortization	(9.1)	2.2	112,441	124,695
Total Operating Costs	(0.1)	4.4	2,378,384	2,321,473
Operating Income	2.4	8.1	567,607	605,362
Interest expense, net	(7.7)	4.8	(70,794)	(74,969)
Other, net	(20.9)	27.5	(33,799)	(81,723)
Income taxes, net	(3.8)	7.2	(166,943)	(166,943)
Income from continuing operations and before cumulative change in accounting principle	(0.6)	8.0	296,071	281,727
Discontinued operations[1]				
Cumulative effect of changes in accounting principles[2]				(24,279)
Net Income	(4.1)	7.2	$ 296,071	$ 257,448
Operating income margin[3]			19.3%	20.7%
SHARE DATA				
Basic weighted-average number of shares			80,401	83,066
Diluted weighted-average number of shares			81,477	84,726
Earnings per share				
Basic: Continuing operations and before cumulative change in accounting principle	(0.1)	11.4	$ 3.68	$ 3.39
Discontinued operations[1]				
Cumulative effect of changes in accounting principles[2]				(0.29)
Net income	(3.8)	10.5	3.68	3.10
Diluted: Continuing operations and before cumulative change in accounting principle	3.1	11.3	3.63	3.33
Discontinued operations[1]				
Cumulative effect of changes in accounting principles[2]				(0.29)
Net income	(0.5)	10.5	3.63	3.04
Dividends declared per common share[4]	8.1	5.4	1.18	1.02
Common stock price: High			76.49	70.20
Low			58.50	51.35
Close			76.09	61.77
Shareholders' equity per common share	1.1	4.9	18.35	17.87
Price/earnings ratio[5]			21.0	20.3
OTHER FINANCIAL DATA				
Treasury Stock Purchases: Number of shares			4,269	4,034
Cost			$ 285,964	$ 257,101
Payment of cash dividends			94,937	84,832
At year end: Total assets			$ 4,096,679	$ 4,164,658
Total debt			1,500,441	1,560,857
Shareholders' equity			1,489,245	1,461,479
Return on average shareholders' equity[6]			20.1%	18.6%
Total debt/total capital ratio			50.2%	51.6%

NOTES TO SELECTED FINANCIAL DATA

(1) Results of operations of our Business Information Services (BIS) Division (discontinued in 1997) and the gains on the sales of BIS companies are presented as "discontinued BIS operations."

(2) For 2002, the cumulative effect of change in accounting principle relates to the implementation of SFAS 142 – Goodwill and Other Intangible Assets by our equity method investee, CareerBuilder. For 1995, the cumulative effect of change in accounting principle relates to the implementation of SFAS 116 – Accounting for Contributions Received and Contributions Made.

(3) Operating income margin is defined as Operating Income divided by Total Operating Revenue.

The accompanying consolidated financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 28, 2003 should be read to obtain a better understanding of this information.

12/30/2001	12/31/2000[7]	12/26/1999	12/27/1998	12/28/1997	12/29/1996	12/31/1995[7]	12/25/1994	12/26/1993
$2,290,335	$2,547,496	$2,353,520	$2,222,597	$2,060,772	$1,659,336	$1,534,761	$1,414,343	$1,324,312
594,726	605,074	525,686	533,340	521,135	457,306	444,506	426,799	418,726
97,565	140,415	154,569	139,617	103,515	65,913	32,789	91,818	69,689
2,982,626	3,292,985	3,033,775	2,895,554	2,685,422	2,182,555	2,012,056	1,932,960	1,812,727
1,177,554	1,220,221	1,152,432	1,109,242	1,041,119	883,879	873,571	817,475	786,435
440,782	460,463	437,054	488,802	428,995	430,304	400,434	294,793	293,024
717,962	755,932	639,924	611,775	559,473	421,456	417,650	422,228	381,104
184,573	187,597	182,943	181,112	149,802	113,778	92,134	90,310	90,712
2,520,871	2,624,213	2,412,352	2,390,931	2,179,389	1,849,417	1,783,789	1,624,806	1,551,275
461,755	668,772	621,422	504,623	506,033	333,138	228,267	308,154	261,452
(100,833)	(116,652)	(97,444)	(105,936)	(102,662)	(73,137)	(59,512)	(44,216)	(44,403)
(53,523)	(26,830)	44,037	109,229	290,481	50,208	14,062	1,799	2,987
(122,575)	(210,927)	(228,076)	(202,285)	(297,348)	(124,829)	(72,861)	(106,493)	(83,281)
184,824	314,363	339,939	305,631	396,504	185,380	109,956	159,244	136,755
			60,226	16,511	82,493	57,426	11,656	11,334
						(7,320)		
$ 184,824	$ 314,363	$ 339,939	$ 365,857	$ 413,015	$ 267,873	$ 160,062	$ 170,900	$ 148,089
15.5%	20.3%	20.5%	17.4%	18.8%	15.3%	11.3%	15.9%	14.4%
76,074	75,370	80,025	78,882	88,475	96,021	99,451	107,888	109,702
85,694	89,105	97,460	98,176	101,314	97,420	100,196	108,551	110,663
$ 2.33	$ 4.02	$ 4.07	$ 3.70	$ 4.40	$ 1.93	$ 1.11	$ 1.48	$ 1.25
			0.77	0.19	0.86	0.57	0.10	0.10
						(0.07)		
2.33	4.02	4.07	4.47	4.59	2.79	1.61	1.58	1.35
2.16	3.53	3.49	3.11	3.91	1.90	1.10	1.47	1.24
			0.62	0.17	0.85	0.57	0.10	0.10
						(0.07)		
2.16	3.53	3.49	3.73	4.08	2.75	1.60	1.57	1.34
1.00	0.92	0.89	0.80	0.80	0.58½	0.74	0.73	0.70
65.17	59.81	65.00	59.63	57.13	42.00	33.31	30.50	32.50
52.02	44.13	46.00	40.50	35.75	29.88	25.13	23.25	25.31
65.17	56.88	58.94	50.81	50.19	39.25	31.25	25.44	29.69
18.50	18.09	19.07	17.33	15.65	12.12	11.43	11.58	11.33
30.2	16.1	16.9	13.6	12.3	14.3	19.5	16.2	22.2
2,994	9,049	3,704	4,725	13,824	6,219	11,509	5,045	1,500
$ 171,795	$ 464,835	$ 210,141	$ 255,533	$ 643,375	$ 221,768	$ 319,363	$ 136,977	$ 40,693
84,198	81,002	85,526	77,152	78,335	74,262	74,377	77,942	76,787
$4,213,376	$4,243,526	$4,192,334	$4,257,097	$4,355,142	$2,860,907	$2,966,321	$2,409,239	$2,399,067
1,623,587	1,672,272	1,300,754	1,527,278	1,668,830	821,335	1,013,850	411,504	451,075
1,560,288	1,541,470	1,780,684	1,662,731	1,551,673	1,131,508	1,110,970	1,224,654	1,243,169
11.9%	18.9%	19.7%	22.8%	30.8%	23.9%	14.3%	13.9%	12.2%
51.0%	52.0%	42.2%	47.9%	51.8%	42.1%	47.7%	25.2%	26.6%

(4) On January 28, 1997, the Board of Directors declared a $.20 dividend per share of common stock. The quarterly dividend paid in January in the prior year was paid on February 24, 1997, to shareholders of record as of the close of business on February 12, 1997. Prior to January 1997, the quarterly dividends were historically declared in the prior December.

(5) Price/earnings ratio is computed by dividing the closing market price as reported by the NYSE by diluted earnings per share.

(6) Return on average shareholders' equity is computed by dividing net income before the cumulative effect of changes in accounting principles in 2002 and 1995, including the results of discontinued operations in 1993 through 1998, by average shareholders' equity. Average shareholders' equity is the average of shareholders' equity on the first day and the last day of the fiscal year.

(7) We report on a fiscal year ending on the last Sunday in the calendar year. Results for each of the fiscal years presented are for 52 weeks, except for the years ended 2000 and 1995, which include 53 weeks.

In January 1997, we sold our interest in substantially all of our cable television investments. The balance of our cable television investments was sold in March 1998. In May 1997, we acquired four newspapers indirectly owned by The Walt Disney Company. The newspapers are: The Kansas City Star, the Fort Worth Star-Telegram, the Belleville (Illinois) News-Democrat and the Times Leader located in Wilkes-Barre, Pennsylvania. In August 1997, we exchanged our newspaper located in Boulder, Colorado, the Daily Camera, for two newspapers owned by E.W. Scripps Co., located in California. These newspapers are The Herald (Monterey) and The Tribune (San Luis Obispo). On May 5, 2003 we amended our agreement with the Journal Gazette Company to extend our joint operating agreement in Fort Wayne, Indiana, to the year 2050. Under the amended terms we increased our partnership interest from 55% to 75%.

In 2001, we had a $78.5 million restructuring charge relating to a work force reduction program.

Certain amounts in prior years have been reclassified to conform to the 2003 presentation related primarily to the presentation of advertising, circulation and online revenue. Beginning in January 2004, we are reporting our print and online advertising revenue on a combined basis. Accordingly, periods presented in this annual report reflect this reclassification. The reclassification of circulation revenue pertains to the recording of certain newspaper carrier delivery costs, which in the past were recorded as contra-revenue. This cost has been reclassified to increase other operating costs with a corresponding increase in circulation revenue. The reclassification was made for the years 2000 through 2002; accordingly, the base years used for computation of the compound growth rates for the 5-years and 10-years do not reflect this reclassification.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with Item 6. Selected Financial Data, and with the consolidated financial statements that appear elsewhere in this Form 10-K.

Certain amounts in prior years have been reclassified to conform to the 2003 presentation related primarily to the presentation of advertising, circulation and online revenue. Beginning in January 2004, we are reporting our print and online advertising revenue on a combined basis. Accordingly, periods presented in this annual report reflect this reclassification. The reclassification of circulation revenue pertains to the recording of certain newspaper carrier delivery costs, which in the past were recorded as contra-revenue. This cost has been reclassified to increase other operating costs with a corresponding increase in circulation revenue. The reclassification was made for the years 2000 through 2002.

Glossary of Terms

The following defined terms are used in our Management's Discussion and Analysis of Financial Condition and Results of Operations.

CLASSIFIED Locally placed advertisements listed together and organized by category, such as real estate sales, employment opportunities or automobile sales, and display-type advertisements in these same categories.

CONTENT SYNDICATION Revenue generated from the distribution of news and other content by third-party syndication providers.

FULL-RUN Advertising appearing in all editions of a newspaper.

HOME DELIVERY Circulation newspapers sold by subscription and delivered to a specific address.

LINAGE A measure of the volume of space sold as newspaper advertising; refers to the number of column-inches in a six-column newspaper layout.

NATIONAL Display advertising by national advertisers that promotes products or brand names on a nationwide basis.

NEWS HOLE The portion of the newspaper designated for editorial and news content.

NEWSPAPER IN EDUCATION (NIE) A newspaper-sponsored program that recruits business sponsors to underwrite the cost of providing, at a discounted price, papers to be used in classrooms. Many programs also offer teacher training, ready-made curriculum and special-topic sections geared to particular age groups.

PART-RUN Advertising appearing in select editions or zones of a newspaper's market. Part-run advertising is translated into full-run equivalent linage (also referred to as factored) based on the ratio of the circulation in a particular zone to the total circulation of a newspaper.

PREPRINT Advertising supplements prepared by advertisers and inserted into a newspaper.

RECRUITMENT PACKAGES Special help wanted advertising packages, often combining print and online, which offer a variety of features: in-newspaper advertisements, expanded listings on the Web, online or by-telephone job applications and screening of résumés.

RETAIL Display advertising from local merchants, such as department and grocery stores, selling goods and services to the public.

RUN-OF-PRESS (ROP) All advertising printed on our presses and appearing within a newspaper.

SINGLE COPY CIRCULATION Newspapers sold by means other than subscription, such as copies sold by street vendors, in news racks or at stores and other businesses.

SUPPLEMENTS (as in Newsprint, Ink and Supplements) All special sections purchased for distribution in the newspaper, including TV books and Sunday magazines and comics.

TOTAL MARKET COVERAGE PRODUCTS (TMC) Advertising material packaged, often in special printed covers (also known as jackets) for delivery to non-subscribing households; especially appealing to advertisers who want high household penetration in specific neighborhoods, ZIP codes or zones.

UNIQUE VISITORS Number of persons who visited a site or network of sites at least once in the month. Visitors to multiple Web sites in a network in a given month are counted only once as a unique visitor for that network. In separate individual Web site totals, they are counted once as a unique visitor for each site visited.

UPSELL Incremental advertising sold from one type of publication in conjunction with another (primarily newspaper ads republished on the Web for an additional charge, for example, a recruitment ad that is packaged with an online job posting).

VERTICALS All the advertising in print and online in a category (for example, recruitment, automotive or real estate). A variety of advertising products are offered within each vertical, ranging from a print classified listings to an upsell to enhanced services, such as expanded information online, résumé databases or job fairs.

WEB WIDTH The width of the part of a printing press that handles newsprint; this determines the width of the rolls of newsprint used, which affects newsprint consumption.

ZONING Defining newspaper delivery areas in a way that allows customers to purchase advertising to be distributed only within a specified geographic area; zoned ads cost less than full-run advertising and are particularly attractive to businesses that draw their customers from specific neighborhoods. See "Part-Run."

Critical Accounting Policies and Estimates

GENERAL. Management's discussion and analysis of the financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, cash flows and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to incentives, bad debts, inventories, investments, intangible assets, income taxes, financing arrangements, restructurings, long-term service contracts, pensions and other postretirement benefits, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We have identified the following accounting policies as critical to our business operations and the understanding of our results of operations. Refer to "Note 1. Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements on pages 46 through 62 for a detailed description of our accounting policies.

REVENUE RECOGNITION. Revenue recognition varies by source. Advertising revenue is recognized when advertisements are published. Circulation revenue is recognized when the newspaper is delivered to the customer. Other revenue is recognized when the related product or service has been delivered. Revenue is recorded net of estimated incentive offerings, including special pricing agreements, promotions and other volume-based incentives. Revisions to these estimates are charged to income in the period in which the facts that give rise to the revision become known.

ALLOWANCE FOR BAD DEBTS. We maintain a reserve account for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. We use a combination of the percentage-of-sales, specific identification and the aging-of-accounts-receivable methods to establish allowances for losses on accounts receivable. Payment in advance for some advertising and circulation revenue and credit background checks, have assisted us in maintaining historical bad debt losses of less than 1% of revenue.

EQUITY AND COST METHOD INVESTMENT VALUATION AND ACCOUNTING. We hold minority interests in companies having operations or technology in areas within our strategic focus and we record these investments at cost. We record an investment impairment charge when we believe an investment has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments. In these cases, an impairment charge could be required in the future.

GOODWILL AND INTANGIBLE IMPAIRMENT. We assess, at least annually, potential impairment of goodwill and purchased intangible assets. This asset impairment review assesses the fair value of the assets based on the future cash flows that the assets are expected to generate. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset (if any) are less than the carrying value of the asset. This approach uses estimates of future market growth, forecasted revenue and costs and expected periods the assets will be utilized. Such evaluations of impairment of long-lived assets including goodwill and purchased intangible assets are an integral part of, but not limited to, our strategic reviews of the business and operations performed in conjunction with restructuring actions. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets. We also record our share of impairment charges recorded by our equity method investees. No impairment charges have been recorded to date relating to goodwill and other identified intangibles, except for an impairment recorded in 2002 for our equity method investee.

RESTRUCTURING. Due to the slowing economy and the resulting decline in advertising revenue, we announced a work force reduction program affecting the majority of our newspapers in the second quarter of 2001. We eliminated approximately 1,600 positions and we recorded a pre-tax expense in June 2001 of $78.5 million in reserves in connection with the restructuring. This expense included estimates pertaining to employee separation costs and the settlement of certain contractual obligations in accordance with the Emerging Issues Task Force (EITF) 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." As of June 29, 2002, the plan was substantially complete.

PENSION AND POSTRETIREMENT BENEFITS. We have significant pension and postretirement benefit costs and credits that are developed from actuarial valuations. These valuation assumptions include health care cost trend rates, salary growth, long-term return on plan assets, discount rates and other factors. Our health care cost trend assumptions are developed based on historical cost data, the near-term outlook and an assessment of likely long-term trends. The salary growth assumptions reflect our long-term actual experience and future and near-term outlook. Long-term return on plan assets is determined based on historical results of the portfolio and management's expectation of the current economic environment. The discount rate assumption is based on current investment yields on AA-rated corporate long-term bond yields. Actual results that differ from these assumptions are accumulated and amortized over the future life of the plan participants. For an explanation of these assumptions, see "Note 11. Pension and Other Postretirement Benefit Plans" on pages 58 through 61. While we believe that the assumptions used are appropriate, significant differences in actual experience or significant changes in assumptions would affect the pension and other postretirement benefits costs and obligations.

SELF-INSURANCE AND DEDUCTIBLES ON CASUALTY INSURANCE. We are self-insured for the majority of our group health insurance costs. We rely on claims experience and the advice of consulting actuaries and administrators in determining an adequate liability for self-insurance claims. We also have deductibles of up to $1 million on various casualty insurance programs, which we have determined to be adequate for the type of risk. We continuously review the adequacy of our insurance coverage.

INCOME TAXES. Income taxes are recorded in accordance with SFAS 109 — "Accounting for Income Taxes." We file a federal consolidated income tax return and state consolidated, combined or separate returns depending upon state requirements. Each of these filing jurisdictions may audit the tax returns filed and propose adjustments. We maintain a liability to cover the cost of additional tax exposure items on the filing of federal and state income tax returns. Adjustments arise from a variety of factors, including different interpretation of statutes and regulations.

LEGAL. We are involved in certain claims and litigation related to our operations, including ordinary routine litigation incidental to our business. See "Note 14. Commitments and Contingencies" on page 62 for further information. Our management reviews and determines which liabilities, if any, arising from these claims and litigation could have a material adverse effect on our consolidated financial position, liquidity, results of operations or properties. Management assesses the likelihood of any adverse judgments or outcomes as well as potential ranges of probable losses. Determination of the amount of reserves required for these contingencies is made after analysis and discussion with counsel.

COMMITMENTS AND CONTINGENCIES. We have ongoing purchase commitments with SP and Ponderay, our two newsprint mill partnership investments. We are committed to purchase at least $42.5 million and $13.8 million of newsprint in 2004 from SP and Ponderay, respectively, at current market prices. We also have a sales commitment with DN to supply 50% of their newsprint requirements, which in 2004 will be approximately $27.4 million. We have the resources necessary to fulfill these commitments in 2004.

Business Summary

We report two operating business segments: Newspaper and Online. The Newspaper segment represented 97.3% of total operating revenue. Advertising revenue within this segment represented 75.0% of total operating revenue. Retail, Classified and National advertising revenue represented 48.7%, 36.5% and 14.8%, respectively, of total advertising revenue. Circulation revenue comprised 19.0% of total operating revenue. For further information, please refer to "Note 5. Business Segments" under the Consolidated Financial Reports contained in this report.

Advertising revenue is primarily determined by the linage, rate and mix of advertisement. The advertising rate depends largely on our market reach, primarily through circulation, and market dominance. Circulation revenue is based on the number of copies sold and the subscription rate charged to customers.

Our overall circulation makes us the second largest newspaper company in the United States. We operate in several large metropolitan areas, and ours are the dominant newspapers in most of the locations we serve.

For the past three years, our larger markets have been particularly hard hit in the Classified Employment category, the result of the nationwide downturn in hiring. Unemployment levels of approximately 6% throughout 2003 drove the adverse impact: Philadelphia help wanted was down 19.2%, Kansas City was down 16.2% and San Jose, where the unemployment level fluctuated between 8.8% and 7.2%, was down 33.1%. All of our other large markets were soft as well, although Fort Worth turned sharply positive in the fourth quarter. With the national economy showing increasing strength, we are projecting a modest increase for the coming year in this category.

Our Retail category increased last year on the strength of office supplies, home improvement, drugstores and general merchandise, as well as a 12.4% increase in preprint revenue, on a 9.7% volume increase. However, the department store category was soft and after a good start early in the year, advertising from department stores began to decline. Traditional department stores, like Macy's and Dillard's, face strong competition from stores like Wal-Mart and Costco and they are working hard to realign and redefine their business strategies.

National advertising showed the strongest percentage growth year-over-year, at 10.3%, with increases in all four quarters. Advertisers recognize that newspapers, unlike television and radio, remain a genuine mass medium and are more responsive and flexible to their needs.

Although we continue to expand our core revenue sources, we launched a Revenue Task Force in 2003 to identify new sources of revenue. We are now implementing those initiatives that best fit our strategy and have the highest return. Our target for the coming year is $30 million. We are optimistic that the number is achievable. We will focus on the following areas: national, automotive and help wanted, sales force staffing, paid content, niche publications, retail majors and ROP zoning. We also have established a national marketing group in response to the rapidly evolving retail and national environments.

For total classified and for total advertising revenue, we are projecting an increase in the mid single digits.

In recent years, many newspapers nationwide have experienced declines in circulation copies and revenue. Increased competition, particularly from the Internet, has caused the decline in copies. We have increased discounting as a primary tactic to grow circulation, which caused our revenue to decline. Over the past two years we have increased our circulation (in 2003, excluding Detroit and Fort Wayne, where we have joint operating agreements); nevertheless, growing both circulation copies and growing revenue remains a challenge to our industry and us.

Our plans for the coming year include telemarketing and selective discounting, along with increased use of crew sales, kiosks, single-copy insert coupons and direct mail promotions. Recently enacted telemarketing rules adopted by the Federal Trade Commission and Federal Communications Commission, including the National Do-Not-Call Registry and regulations, will have an impact on our ability to source subscriptions through telemarketing, but we have yet to determine the extent. There are two favorable factors: (a) not everyone will elect to be included on the register, and (b) our newspapers will still be able to contact persons with whom they have an established business relationship or from whom they obtained express consent.

In response to the economic downturn, newspapers have focused attention on cost reduction. In 2001, we implemented a work force reduction program. In 2002, we launched an Operations Task Force to identify savings that could be applied companywide. The Task Force teams investigated opportunities in content, production, technology, people, administration, vendor management, smaller papers and circulation. We began implementing their recommendations in 2003. In total, we anticipate incremental savings of more than $50 million in 2004.

In 2003, overall costs were up just 2.5%, despite a 5.6% rise in newsprint costs and a 25.2% increase in benefits costs. FTEs were down 1.6% in 2003, following declines of 7.5% and 7.3% in 2001 and 2002, respectively. For the coming year, we anticipate increases in newsprint and benefits (primarily pension and postretirement benefits) in the low double digits and mid single digits, respectively. However, due to certain cost efficiencies, we expect the newsprint, ink and supplements line to only increase in the high single digits. FTEs should be down another

0.5%, with the core down 1.0% but with another 0.5% added back for various Revenue Task Force initiatives.

Our online segment performed very well in 2003. Revenue of $79.7 million was up 44.2% and operating income of $15.2 million compared with a loss of $8.9 million the previous year. KRD unique visitors averaged 8.0 million per month, up 18.9%. The strong results reflect increases in all of KRD's revenue streams. KRD management is focused on growing revenue, managing costs, and increasing unique visitors. The team is also focused on maximizing the benefit of the recent AOL and MSN traffic agreements with CareerBuilder. We project a solid trajectory of growth for this segment in 2004.

Our net income and diluted earnings per share are further determined by the level of interest expense, losses from investees, effective tax rate and the number of shares repurchased (net of the shares issued pursuant to stock option and purchase plans).

We have entered into interest rate swap agreements to reduce our overall interest cost. Our average cost of debt, including the benefit of swaps, was 4.3% at the end of fiscal 2003. In 2003, we used $49.6 million of our excess cash to pay down debt. In addition to historically low interest rates during 2003, debt reductions over the past few years have helped reduce interest expense.

Losses from investees declined over the past year and we expect further improvement in 2004 as the price per ton of newsprint is projected to increase, benefiting our newsprint mill investees.

Our effective tax rate was lower in 2003 than in 2002, mainly due to favorable tax settlements during the year. We anticipate the effective tax rate to be 38% in 2004, and we continue to evaluate opportunities to reduce our income tax expense.

Our shares outstanding decreased in 2003, the result of our continued commitment to eliminate dilution from employees stock option and purchase plans, and to allocate free cash flow to share repurchases.

Our businesses continue to provide sufficient cash for our operations and capital expenditures. Moreover, we intend to use future cash flow for the payment of dividends and repurchase of shares, as well as strategic acquisitions.

CONSOLIDATED RESULTS OF OPERATIONS:
FOR THE FISCAL YEARS ENDED DECEMBER 28, 2003, DECEMBER 29, 2002 AND DECEMBER 30, 2001

Our fiscal year ends on the last Sunday of the calendar year. Results for 2003, 2002 and 2001 are for the 52 weeks ended December 28, December 29 and December 30, respectively. The following tables set forth the consolidated results of operations for the periods ended December 28, 2003, December 29, 2002 and December 30, 2001:

(In thousands, except per share data)	**2003**	2002	2001	% CHANGE 03–02	02–01
Operating revenue	**$ 2,945,991**	$ 2,926,835	$ 2,982,626	0.7	(1.9)
Operating income	**567,607**	605,362	461,755	(6.2)	31.1
Net income before cumulative effect of change in accounting principle of unconsolidated company	**296,071**	281,727	184,824	5.1	52.4
Cumulative effect of change in accounting principle of unconsolidated company		(24,279)		*	*
Net income	**$ 296,071**	$ 257,448	$ 184,824	15.0	39.3
Net income includes the following expenses:					
Cumulative effect of change in accounting principle of unconsolidated company	**$ –**	$ 24,279	$ –		
CareerBuilder — LLC Conversion		11,304			
Goodwill and other identified intangibles amortization			55,300		
Losses on investments			7,099		
Work force reduction			47,100		
	$ –	$ 35,583	$ 109,499		
Diluted earnings per share before cumulative effect of change in accounting principle of unconsolidated company	**$ 3.63**	$ 3.33	$ 2.16	9.0	54.2
Cumulative effect of change in accounting principle of unconsolidated company		(0.29)		*	*
Diluted earnings per share	**$ 3.63**	$ 3.04	$ 2.16	19.4	40.7
Diluted earnings per share includes the following expenses:					
Cumulative effect of change in accounting principle of unconsolidated company	**$ –**	$ 0.29	$ –		
CareerBuilder — LLC Conversion		0.13			
Goodwill and other identified intangibles amortization			0.65		
Losses on investments			0.08		
Work force reduction			0.55		
Total	**$ –**	$ 0.42	$ 1.28		

**Percent not meaningful*

Diluted earnings per share for 2002 included charges of $0.29 per share for the cumulative effect of change in accounting principle of Career Holdings, an equity method investee, related to its adoption of SFAS 142 and $0.13 per share for the conversion of Career Holdings, Inc., from a C corporation to a limited liability company (LLC). Diluted earnings per share for 2001 included goodwill and other identified intangibles amortization of $0.65 per share, work force reduction charges of $0.55 per share and losses on investments of $0.08 per share.

The increase in diluted earnings per share in 2003 was primarily due to a 3.8% decrease in the weighted-average number of shares outstanding and the absence of the CareerBuilder charge in the current year. A $19.2 million increase in operating revenue was offset by a $56.9 million increase in operating costs, primarily related to higher employee benefit costs and newsprint expense. Earnings benefited by a $5.4 million decrease in net interest expense and a $38.2 million decrease in losses from equity investments. A lower effective tax rate for the year versus the prior year also positively affected earnings per share.

Excluding the unusual items identified above, our diluted earnings per share increased $0.02 from 2001 to 2002. A 19.8% decrease in newsprint, ink and supplements was offset by a 6.8% decrease in classified revenue, resulting in a 0.7% increase year-over-year in operating income. A decrease in net interest expense, a lower effective tax rate and a 1.1% decline in the weighted-average number of shares outstanding positively affected earnings per share. Partially offsetting these favorable items was an increase in losses from investees.

Newspaper Division

OPERATING REVENUE. The following table summarizes the results of the Newspaper Division for the fiscal years ended December 28, 2003, December 29, 2002, and December 30, 2001.

(In thousands)	2003	2002	2001	% CHANGE 03–02	% CHANGE 02–01
Operating revenue					
Advertising					
Retail	$1,102,841	$1,097,445	$1,073,789	0.5	2.2
National	329,611	300,622	297,033	9.6	1.2
Classified	776,408	808,875	883,600	(4.0)	(8.5)
Total	2,208,860	2,206,942	2,254,422	0.1	(2.1)
Circulation	559,234	572,973	594,726	(2.4)	(3.7)
Other	98,160	91,617	91,443	7.1	0.2
Total operating revenue	$2,866,254	$2,871,532	$2,940,591	(0.2)	(2.3)
Average circulation					
Daily	3,784	3,800	3,802	(0.4)	0.0
Sunday	5,144	5,148	5,154	(0.1)	0.0
Advertising linage (full-run)					
Retail	14,898	15,883	15,796	(6.2)	0.6
National	2,704	2,508	2,565	7.8	(2.2)
Classified	18,425	18,192	17,901	1.3	1.6
Total	36,027	36,583	36,262	(1.5)	0.9

Total advertising revenue for 2003 was 0.1% higher than for 2002. A 0.5% increase in retail revenue and a 9.6% increase in national revenue were largely offset by a 4.0% decline in classified revenue. Total advertising revenue declined 2.1% for the year ended December 29, 2002 compared with the same period in 2001 due to an 8.5% decrease in classified revenue, partially offset by a 2.2% increase in retail revenue and a 1.2% increase in national revenue.

Retail revenue increased 0.5% from 2002 to 2003 due to a 10.2% increase in preprint revenue and a 2.3% increase in the full-run ROP average rate, partially offset by a 6.2% decrease in the full-run average linage. Specialized publications revenue, up 8.8%, and TMC revenue, up 6.5%, also contributed to the increase in retail revenue. Miami, Kansas City, Columbia and Biloxi were responsible for most of the increase, up 1.4%, 1.7%, 4.5% and 7.3%, respectively. Compared with 2001, retail advertising revenue in 2002 increased 2.2% due to a 0.6% full-run ROP linage increase, an 8.3% increase in preprint and a 37.6% increase in TMC revenue, partially offset by a 3.1% decrease in the full-run ROP average rate. Miami, Contra Costa, Philadelphia and San Jose were responsible for most of the increase, up 5.8%, 6.9%, 2.1% and 4.5%, respectively.

National revenue increased in mostly Akron, Charlotte, Contra Costa, Fort Worth, Philadelphia and San Jose in 2003 compared with the same period in 2002, up 54.2%, 11.0%, 27.3%, 12.5%, 9.4% and 18.5%, respectively. A 7.8% increase in full-run ROP linage along with a 25.2% increase in preprint revenue drove the 2003 increase over 2002. Telecommunications was largely responsible for the increase, with additional support from travel, automotive and financial. National advertising revenue increased 1.2% in 2002 from 2001 due to a 2.5% increase in the full-run ROP average rate and a 42.9% increase in TMC revenue, partially offset by a 2.2% decrease in full-run ROP linage. Miami and Kansas City had the largest increases, up 8.4% and 9.8%, respectively.

Classified revenue continued declining in 2003 compared to 2002, but at a reduced rate than in 2002 compared to 2001. There was a 7.7% decline in the full-run ROP average rate, driven largely by declines in employment revenue. The decline in the full-run ROP rate was partially offset by an 18.0% increase in part-run linage. Declines in classified recruitment in our largest markets drove the overall decline with San Jose, Contra Costa, Kansas City, Saint Paul and Philadelphia, down 38.2%, 27.2%, 23.6%, 21.9% and 21.2%, respectively, compared with 2002. Significant declines in classified — other revenue in San Jose, Kansas City, Charlotte and Fort Worth down 67.2%, 42.9%,

35.6% and 29.9%, respectively, partially offset a 69.5% increase in Miami and also served to reduce classified revenues in 2003. Overall, classified automotive declined by 1.2% compared with 2002 and classified real estate increased by 7.3%.

Classified advertising revenue decreased 8.5% in 2002 from 2001 due to a full-run ROP average rate decrease of 11.0%, driven by declines in the recruitment category, partially offset by a 1.6% increase in full-run ROP linage. As in 2003, declines in classified recruitment in our largest markets were responsible, with San Jose down 27.5% and Philadelphia down 11.7%. The automotive, real estate and other categories increased.

During 2004, we expect advertising revenue to grow in the mid single digits, with half of this increase coming from core business and the other half from new initiatives. We expect national and classified revenue to be somewhat stronger than retail revenue. Retail revenue is generally healthy, with the exception of department stores. National revenue continues to be solid. Classified revenue assumes some comeback in auto revenue and sustained strength in real estate revenue, but with only a modest increase in employment revenue. This outlook reflects both current economic indicators and our inclination to be conservative, even in the face of positive signals.

Circulation revenue declined by 2.4% in 2003 compared with 2002 largely due to a 3.3% reduction in the average rate resulting from increased discounts on subscription rates. Including Detroit and Fort Wayne, circulation copies decreased 0.4% daily and 0.1% for Sunday. Circulation copies increased in all but one of our major markets for both daily and Sunday papers. Circulation revenue decreased 3.7% in 2002 from 2001 due to increased discounting and price rollbacks, primarily confined to Sunday single copy in five markets. Circulation copies were flat both daily and Sunday. Increases in Philadelphia, Fort Worth and Bradenton were offset by decreases in Kansas City, Columbus and Charlotte.

From 2002 to 2003, other revenue increased by 7.1% as a result of significant increases in commercial printing, alternate distribution and miscellaneous revenue. Other revenue increased 0.2% in 2002 from 2001 due to an increase in earnings from Detroit, partially offset by decreases in commercial printing, specialized publications and event marketing revenue.

OPERATING COSTS. The following table summarizes operating costs for the periods ended December 28, 2003, December 29, 2002, and December 30, 2001:

				% CHANGE	
(In thousands)	**2003**	2002	2001	03–02	02–01
Operating costs					
Labor and employee benefits	**$1,128,814**	$1,076,976	$1,134,584	4.8	(5.1)
Newsprint, ink and supplements	**393,747**	375,776	461,872	4.8	(18.6)
Other operating costs	**648,167**	654,602	648,006	(1.0)	1.0
Depreciation and amortization	**103,595**	113,941	176,029	(9.1)	(35.3)
Total operating costs	**$2,274,323**	$2,221,295	$2,420,491	2.9	(8.2)

Labor and employee benefits increased 4.8% in 2003 compared with 2002. A 2.6% increase in the average wage rate per employee was partially offset by a 1.5% reduction in FTEs. In addition, employee benefits increased by 19.6% due to a $15.4 million 2002 favorable adjustment to postretirement benefit expenses in Philadelphia related to a structural change in the Guild's severance plan (read below for a more detailed explanation). Pension costs increased by 21.9% ($10.6 million) and health insurance expenses increased by 13.3% ($12.8 million). The increase in pension cost was due to declines in market value of pension plan assets. Moreover, health care insurance costs continue to increase even as our employees contribute greater amounts to offset those costs. During 2004, we expect to hold health care costs flat, while we anticipate an increase in pension costs due to the lower return-on-asset assumption from 9% to 8.75% and a lower discount rate.

Labor and employee benefits decreased 5.1% in 2002 from 2001, primarily due to a restructuring charge related to a work force reduction in 2001. Due to the slowing economy and the resulting decline in advertising revenue in the second quarter of 2001, we announced a work force reduction program that affected the majority of our newspapers. The work force reduction plan eliminated approximately 1,600 positions through early retirement, voluntary and involuntary buyouts and attrition. As a result, we incurred pre-tax charges of approximately $78.5 million related to employee severance costs and benefits during 2001. Excluding this work force reduction charge in 2001, labor and employee benefits increased 2.0%. The increase was a result of higher health insurance costs, bonuses and incentive costs in 2002 and a 3.3% increase in the average wage rate per employee, partially offset by a 7.0% decrease in the number of FTEs. In December 2002, Philadelphia transferred certain severance obligations previously accounted for as postretirement benefits under a company-sponsored plan to a multi-employer plan. An employer participating in a multi-employer plan recognizes the required contribution each period as pension expense. Accordingly, upon the transfer, a gain of $15 million was recognized, consisting of the previously recorded $18 million postretirement obligation at the date of transfer, net of a required $3 million contribution.

Newsprint, ink and supplements expense increased 4.8% in 2003 compared with 2002. This increase was driven largely by a 5.6% increase in the average cost per ton of newsprint, an increase in consumption of 0.3% and higher costs of ink and supplements of 0.9%. The decrease in 2002 from 2001 resulted from a 20.4% decline in the average cost per ton of newsprint, a 5.4% decline in the cost of ink and supplements and a 2.5% decrease in consumption. The decline in newsprint consumption was due primarily to decreases in classified employment advertising linage and commercial printing, and a decrease in the web width of some newspapers. During 2004, we expect the price of newsprint to rise in the low double digits, but, due to certain cost efficiencies, we expect the newsprint, ink and supplements line will increase only in the high single digits.

Other operating costs decreased 1.0% in 2003 when compared with 2002. This decrease was driven by reductions in professional fees, office supplies, communication costs and bad debt expenses. Other operating costs increased by 1.0% in 2002 from 2001.

Depreciation and amortization expense decreased 9.1% in 2003 compared with 2002 due to lower levels of capital spending in recent years. SFAS 142 was adopted at the beginning of 2002 and resulted in a decrease of 35.3% in depreciation and amortization expense for the year compared to 2001. No longer amortizing goodwill and indefinite lived intangibles caused an increase in operating income of $60.9 million and an increase in net income of $55.3 million, or $.65 per share, in 2002. Excluding the effect from the adoption of SFAS 142, depreciation and amortization expense decreased 1.1%.

Online Division

ONLINE ACTIVITIES. During the first quarter of 2000, we consolidated all of our Internet operations under a wholly-owned subsidiary, Knight Ridder Digital (KRD). Previously, our Internet activities were reported and managed as a part of our newspaper operations. KRD coordinates all of our online efforts, including the Web sites previously operated by the newspapers. KRD operates and manages the Real Cities Network, which consists of all Knight Ridder Web sites and those of several media affiliates.

OPERATING REVENUE AND COSTS. The following table summarizes operating revenue and costs for the periods ended December 28, 2003, December 29, 2002 and December 30, 2001:

				% CHANGE	
(In thousands)	2003	2002	2001	03–02	02–01
Operating revenue					
Advertising					
Retail	$ 8,664	$ 4,756	$ 7,266	82.2	(34.5)
National	7,068	4,706	2,632	50.2	78.8
Classified	55,723	39,293	26,026	41.8	51.0
Total	71,455	48,755	35,924	46.6	35.7
Other	8,282	6,548	6,111	26.5	7.1
Total operating revenue	79,737	55,303	42,035	44.2	31.6
Operating costs					
Labor and employee benefits	26,363	27,087	31,859	(2.7)	(15.0)
Other operating costs	34,483	31,935	38,877	8.0	(17.9)
Depreciation and amortization	3,677	5,154	2,801	(28.7)	84.0
Total operating costs	64,523	64,176	73,537	0.5	(12.7)
Operating income (loss)	$ 15,214	$ (8,873)	$(31,502)	*	71.8
Average monthly unique visitors	8,016	6,738	5,923	19.0	13.8

**Percent not meaningful*

Revenue for the Online Division was up 44.2% in 2003 compared with 2002, driven largely by increases in all upsell revenue categories, resulting from the implementation of a new upsell strategy and launching of retail upsell packages in 2003. Revenue in 2002 compared with 2001 was up 31.6%, driven by increases in recruitment packages, recruitment and other upsell and content syndication. Reach for KRD properties, defined as the percentage of all online users in the nation who used any of KRD's Web sites, increased from 5.1% in 2001 to 5.3% in 2002 and to 5.9% in 2003. Average monthly unique visitors increased from 5.9 million in 2001 to 6.7 million in 2002 and to 8.0 million in 2003. (Our audience grew by 20% in our top markets in 2003 and by 3% in all of our markets compared with 2002.) The growth resulted from enhancements to our local Web sites, making them more user-friendly to our advertisers and readers, highly valuable and frequently updated content coupled with increased visibility of our sites in Web search engines, and strategies that combined ads in print with online ads drawing people to classifieds and other areas of our sites.

The cost of labor and employee benefits decreased by 2.7% in 2003 compared with 2002, driven largely by a 7.6% reduction in FTEs. Labor and employee benefits expenses declined 15.0% in 2002 from 2001 due to a 32.4% reduction in FTEs. Other operating costs increased 8.0% in 2003 compared with 2002 as a result of purchasing a new order entry system, fees for sales and technology consultants and other professional fees and software license expenses. In 2002 other operating costs decreased from 2001 due to focused efforts to achieve significant reductions in hosting service costs, content and wire service costs, promotion-related expenses and other administrative costs. The decrease in depreciation and amortization expense in 2003 is the result of write-offs of certain assets, including a significant amount of outdated software, in the second half of 2002. Depreciation and amortization expense increased in 2002 from 2001 due to the launch in early 2002 of a single digital platform (a shared-content-management and Web-serving database for all of the KRD Web sites) and the costs associated with the new KRD offices.

Corporate and Other Non-Operating Items

Interest expense decreased $4.2 million, or 5.6%, in 2003 compared with 2002 and by $25.9 million, or 25.7%, in 2002 from 2001. The decrease in each year was due primarily to lower weighted-average interest rates and a decline in the average debt balance. During 2003 and 2002 interest rates were at historically low levels and it is anticipated that as the U.S. economy improves, interest rates will increase, resulting in higher interest expense in the future. Capitalized interest expense, which reduced net interest expense for the year, increased by $1.4 million in 2003 over 2002 due largely to the construction of our new Kansas City production plant.

For the year 2003, losses from equity investments declined to $24.1 million from $62.3 million in 2002. The improved results in 2003 are attributable to an $8.0 million reduction in losses from our newsprint mill investments stemming from the increase in the cost per ton of newsprint that began in the latter part of 2003. In addition, our loss from our equity investment in CareerBuilder declined by $27.5 million as one-time charges, described below for 2002, did not recur in 2003. The Seattle Times also added to the losses from equity investments in 2003, offset somewhat by income from Classified Ventures and Knight Ridder/Tribune Information Services.

In 2002, losses from equity investments rose to $62.3 million from $16.1 million in 2001, an increase of $46.2 million. This was the result of one-time charges totaling $25.5 million explained below and a decline of $37 million from our newsprint mill investments, reflecting the substantial decline in the price of newsprint in 2002 from 2001.

These one-time charges in 2002 related to our investment in CareerBuilder LLC. They were: (a) a $7.5 million charge in the first quarter for severance expense and other costs resulting from the relocation of offices and abandonment of certain assets, and (b) an $18 million charge ($.13 per share after tax) associated with the conversion of CareerBuilder from a corporation into a limited liability company. The conversion resulted in a taxable gain to CareerBuilder to the extent the fair value of its assets was greater than the tax basis on the date of the conversion. There was no gain recognized for financial accounting purposes upon this conversion. Accordingly, CareerBuilder recorded a tax expense and paid taxes of approximately $36.0 million. We recorded our 50% share of this expense as part of the loss from equity investments.

CareerBuilder's conversion to an LLC also triggered the recognition of a tax loss in 2002. Since the acquisition of our interest in CareerBuilder, we had recorded tax benefits in the form of deferred taxes for our share of the losses arising from CareerBuilder's operating results. The conversion allowed us to recognize these losses for income tax purposes as the conversion was treated as a sale of the stock of CareerBuilder for its fair market value. This capital loss was carried back and applied against taxes paid in prior years. We received a tax refund of $36.0 million related to the loss carry-back claim. Because we had previously recorded the losses for financial statement reporting, the recognition of the tax loss did not affect our results of operations. Following the conversion to an LLC, our share of CareerBuilder's operating results is included in our consolidated tax returns. Unlike "C" corporations, which are separate entities subject to income tax, LLCs generally are not taxable entities, and their operating results are included in those of its members.

In 2002, unfavorable non-operating items were slightly offset by an increase in earnings of the Seattle Times Company and the ongoing operations of CareerBuilder.

Acquisitions and Dispositions

In the first quarter of 2001, we sold our holdings in InfoSpace, Inc., AT&T, Webvan Group, inc. and other smaller Internet-related investments, realizing an aggregate pre-tax loss of approximately $11.9 million. Additionally, we recorded other-than-temporary declines in a number of other cost basis Internet-related investments of $16.8 million in 2001.

In November 2001, CareerBuilder acquired Headhunter.net, an online recruitment and career development business, for $9.25 per share in cash, or approximately $217 million. The acquisition was funded by capital contributions from both Knight Ridder and Tribune Co. Our share was $108.5 million. On October 2, 2002, we and Tribune Co. each sold one-third of our respective interest in CareerBuilder to Gannett Co. Inc., for $98.2 million. Our share of the proceeds was approximately $49 million. The sale price was equal to our carrying value and no gain or loss was recorded on the sale. We currently own a 33.3% interest in CareerBuilder, through KRD.

On January 8, 2002, we sold our stock in MatchNet plc, realizing proceeds of $651,000 and recording an aggregate pre-tax loss of approximately $4.3 million. Additionally, we recorded other-than-temporary declines in a number of other cost-basis Internet-related investments of $3.1 million in 2002. As of December 29, 2002, the carrying value of the remaining cost-basis investments was $1.6 million.

On March 3, 2003, we sold our one-third share of InfiNet Company to Gannett Co. Inc., for approximately $4.5 million, and recorded a $1.0 million pre-tax gain on the sale.

On May 5, 2003 we amended our agreement with the Journal Gazette Company to extend our joint operating agreement in Fort Wayne, Indiana, to the year 2050. Under the amended terms, we increased our partnership interest from 55% to 75%. The joint operating agreement governs the partnership and operation of Fort Wayne Newspapers, the agency that handles advertising sales, printing, distribution and administration of the two daily newspapers. The transaction resulted in a $42 million increase in our goodwill balance on the Consolidated Balance Sheet.

Liquidity and Capital Resources

Cash was $33.5 million at December 28, 2003, compared with $39.3 million at December 29, 2002. During 2003, cash flows from operating activities were used to fund treasury stock purchases of $286.0 million, common stock dividends of $94.9 million and debt reduction of $49.6 million. During 2002, cash flows from operating activities were used to fund treasury stock purchases of $257.1 million and pay dividends of $84.8 million and to reduce debt by $112.1 million.

Cash provided by operating activities was $446.1 million in 2003, compared with $438.1 million in 2002. The increase was due to lower cash contributions in excess of pension and other retirement benefit plan expenses, increases in federal and state income taxes payable and higher net income, partially offset by decreases in provisions for deferred taxes and lower distributions in excess of losses from investees. Cash provided by operating activities was $438.1 million in 2002, compared with $464.2 million in 2001. The decrease was due to $151.3 million in cash contributions in excess of pension and other postretirement benefit plan expenses, partially offset by higher net income (due primarily to the 2001 work force reduction after-tax charge of $47.1 million), and increases in non-cash charges to earnings from the provision for deferred taxes and the cumulative effect of a change in accounting principle.

At December 28, 2003, working capital was $71.0 million, compared with $72.4 million at December 29, 2002. The decrease in working capital from 2002 to 2003 was due primarily to a decline in accrued compensation of $35.0 million and a decline in short-term borrowings of $19.8 million, partially offset by an increase in federal and state income taxes payable of $16.4 million. At December 29, 2002, working capital was $72.4 million, compared with $55.5 million at December 30, 2001. The increase in working capital from 2001 to 2002 was due primarily to a decline in federal and state income taxes payable of $53.1 million, partially offset by a decline in prepaid expenses of $13.7 million.

During 2003, cash required for investing activities was primarily for the purchase of $73.2 million of property, plant and equipment, and the acquisition and additional investment in businesses of $70.4 million. The following transactions are included in the total payments for 2003 acquisitions and additional investments: the payment for the increase in the partnership interest in the Fort Wayne Newspapers, and payments of $6.7 million related to an obligation that arose in August 1985 in connection with an advance to us by SP, and a $2.0 million cash payment to SP in exchange for additional equity. The total payments to SP of $8.7 million have been reflected as an increase in the investment on our Consolidated Balance Sheet. Also during 2003, we provided $16.4 million to CareerBuilder to fund ongoing operations. Partially offsetting these cash outlays were proceeds from the sale of investments of $13.5 million. During 2002, cash required for investing activities related primarily to the purchase of $70.0 million for equipment, partially offset by proceeds from the sale of investments, principally our one-sixth interest in CareerBuilder, LLC.

We invest excess cash in short-term investments, depending on projected cash needs from operations, capital expenditures and other business purposes. We supplement our internally generated cash flow with a combination of short- and long-term borrowings. Average outstanding commercial paper during the year was $390.2 million, with an average effective interest rate of 1.1%. At December 28, 2003, our $895 million revolving credit agreement, which supports the commercial paper and our letters of credit outstanding, had remaining availability of $472.8 million. The revolving credit facility matures in 2006.

During the second quarter of 2001 and the first quarter of 2002, we entered into certain interest rate swap agreements. We entered into these agreements to manage interest rate exposure by achieving a desired proportion of fixed rate versus variable rate debt. The swap agreements expire at various dates in 2005, 2007, 2009 and 2011 and effectively convert an aggregate principal amount of $500 million of fixed-rate long-term debt into variable-rate borrowings. The variable interest rates are based on the three- or six-month London InterBank Offering Rate (LIBOR) plus a rate spread. For the year ended December 28, 2003, the weighted-average variable interest rates under these agreements were 3.5% versus the fixed rates of 8.1%. The fair value of the swap agreements at December 28, 2003, and December 29, 2002, totaled $46.9 million and $58.8 million, respectively, recorded on the consolidated balance sheet as other non-current assets, with the offsetting adjustment to the carrying value of the long-term debt. On January 5, 2004, we entered into additional interest rate swap agreements, increasing our percentage of variable-rate borrowings to about 70%. We do not trade or engage in hedging for speculative or trading purposes, and hedging activities are transacted only with highly rated financial institutions, reducing the exposure to credit risk.

At December 28, 2003, our short- and long-term debt was rated by the three major credit-rating agencies listed below. There was no change from 2002:

	SHORT-TERM DEBT	LONG-TERM DEBT
Moody's	P1	A2
Standard & Poor's	A-1	A
Fitch	F1	A

We have access to our $895 million revolving credit facility and term loan agreement, which support our commercial paper, and our $200 million extendable commercial notes. Our future ability to borrow funds and the interest rates on those funds could be adversely impacted by a decrease in our debt ratings and by negative conditions in the debt capital markets.

During 2003, we repurchased 4.3 million common shares at a total cost of $286.0 million and an average cost of $66.99 per share. At year-end, authorization remained to purchase 3.2 million shares.

Our operations have historically generated strong positive cash flow that along with our commercial paper program, revolving credit lines and our ability to issue public debt, have provided adequate liquidity to meet short- and long-term cash requirements, including requirements for working capital and capital expenditures.

The following table summarizes our contractual obligations and other commercial commitments as of December 28, 2003:

(In thousands)		PAYMENTS DUE BY PERIOD			
CONTRACTUAL OBLIGATIONS	TOTAL	LESS THAN 1 YEAR	1–3 YEARS	3–5 YEARS	AFTER 5 YEARS
Long-term debt	$ 1,135,037	$ –	$ 106,385	$ 109,153	$ 919,498
Commercial Paper[a]	365,404	20,000		345,404	
Operating leases	91,682	22,976	32,403	20,911	15,392
Total contractual obligations	$ 1,592,123	$ 42,976	$ 138,788	$ 475,468	$ 934,891

(In thousands)		PAYMENTS DUE BY PERIOD			
OTHER COMMERCIAL COMMITMENTS	TOTAL	LESS THAN 1 YEAR	1–3 YEARS	3–5 YEARS	AFTER 5 YEARS
Standby letters of credit[b]	$ 56,500	$ 56,500			
Guarantees[c]	13,230	13,230			
Capital lease obligations					
Total commercial commitments	$ 69,730	$ 69,730			

(a) Commercial paper is supported by $895 million revolving credit facility, which matures on June 15, 2006.

(b) In connection with our insurance program, letters of credit are required to support certain projected workers' compensation obligations.

(c) We guarantee 13.5% of the debt of Ponderay Newsprint Company, a newsprint mill investment. For the years ended December 28, 2003, and December 29, 2002, these guarantees totaled $13.2 million and $16.2 million, respectively.

We have ongoing purchase commitments with SP and Ponderay, our two newsprint mill partnership investments. These future commitments are for the purchase of a minimum of 77,000 metric tons and 25,000 metric tons of newsprint annually with SP and Ponderay, respectively. In 2003 and 2002, we paid SP $62.4 million and $62.8 million, respectively, and paid Ponderay $14.9 million and $20.9 million, respectively.

Our capital-spending program includes normal replacements, productivity improvements, capacity increases, building construction and expansion and purchase of printing press equipment. Over the past three years, capital expenditures have totaled $237.8 million for additions and improvements to properties.

Additions to property, plant and equipment, including Detroit, amounted to $99.2 million in 2003. This was a $13.0 million increase over the $86.2 million we spent in 2002. Expenditures in 2003 included $37.1 million for a new production plant in Kansas City scheduled for completion in 2006, $24.8 million for our share of the cost of the new production plant in Detroit scheduled for completion in 2005, $4.2 million for production equipment replacement in Philadelphia and $3.1 million for Wichita's press project, scheduled for completion in 2004. In 2004, we expect approximately $157 million in capital expenditures, primarily for the new plant in Kansas City and our share of the Detroit plant investment. The press replacement projects are expected to significantly improve reliability, speed, print quality and page and color capacity, and reduce waste.

Off-Balance Sheet Arrangements

We guarantee 13.5% of the debt of Ponderay Newsprint Company's credit facility. The guarantee arose in April 2000 when Ponderay restated its credit agreement with a bank consortium to replace a facility used to finance construction of the newsprint mill. We guarantee the portion of the credit facility that matures in April 2006. The guarantee could be triggered by Ponderay's failure to meet any or all of its bank covenants, at which time we could be liable for the full portion of this guarantee. We account for these guarantees as off-balance sheet instruments, that for 2003 and 2002 totaled $13.2 million and $16.2 million, respectively.

We are a one-third partner of SP Newsprint Co. In November 2002, SP amended and restated its credit agreement with certain lenders. The agreement stipulates that should SP's consolidated liquidity fall below $5 million, it would be in default of its covenant. We and the other partners would be required to make an equity contribution, in sufficient amount to cure the default. Our contribution is limited to approximately $6.7 million. The obligation ends when SP first meets certain conditions including, but not limited to, predetermined leverage and fixed-charge coverage ratios and certain liquidity requirements. We also had a demand obligation to SP Newsprint Co. for $6.7 million. The obligation arose in August 1985 in connection with an advance to us (and the other partners) by SP. In 2003, SP requested and we repaid this obligation.

Recent Pronouncements

In June 2001, the FASB issued **SFAS NO. 143, "ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS" (SFAS 143)**. Under these rules, a liability for a long-lived asset retirement obligation should be recognized in the period in which it is incurred and should be initially measured at its fair value. Changes in the liability due to the passage of time are recognized as operating expenses in the income statement and referred to as accretion expenses. SFAS 143 is required to be implemented for fiscal years beginning after June 15, 2002. The adoption of SFAS 143 did not have a material impact on our results of operations or financial position.

In June 2002, the FASB issued **SFAS NO. 146 – "ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES."** SFAS 146 requires recording costs associated with exit or disposal activities at fair value when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon our commitment to an exit plan, which is generally before an actual liability has been incurred. The requirements of SFAS 146 are effective prospectively for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 did not have a material impact on our results of operations or financial position.

In April 2003, the FASB issued **SFAS NO. 149 – "AMENDMENT OF STATEMENT NO. 133 ON DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES."** SFAS 149 is effective for contracts with derivative instruments and hedging relationships entered into or modified after June 30, 2003. SFAS 149 requires that contracts with comparable characteristics be accounted for similarly. This statement also amends the definition of an underlying security to conform it to language used in the FASB's Financial Interpretation **(FIN) 45 – "GUARANTOR'S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES, INCLUDING INDIRECT GUARANTEES OF INDEBTEDNESS OF OTHERS."** We account for our hedges with comparable characteristics similarly; accordingly, the adoption of SFAS 149 did not have a material impact on our results of operations or financial position.

In May 2003, the FASB issued **SFAS NO. 150 – "ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY,"** which addresses how to classify and measure certain financial instruments with characteristics of both liabilities (or an asset, in some circumstances) and equity. SFAS 150 requirements apply to issuers' classification and measurement of freestanding financial instruments, including those that comprise more than one option or forward contract. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material impact on our results of operations or financial position.

In December 2003, the FASB issued **SFAS NO. 132 (REVISED 2003) – "EMPLOYERS' DISCLOSURES ABOUT PENSIONS AND OTHER POSTRETIREMENT BENEFITS."** This Statement revises employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition provisions of FASB Statements No. 87, *Employers' Accounting for Pensions*, No. 88, *Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits*, and No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions*. This statement retains the disclosure requirements contained in FASB Statement No. 132, *Employers' Disclosures about Pensions and Other Postretirement Benefits*, which it replaces. It requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. It requires that information be provided separately for pension plans and for other postretirement benefit plans. The Statement is effective for financial statements with fiscal years ending after December 15, 2003. See "Note 11. Pensions and Other Postretirement Benefit Plans" to the Consolidated Financial Statements.

In November 2002, the FASB issued **FASB INTERPRETATION NO. 45 – "GUARANTOR'S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES, INCLUDING INDIRECT GUARANTEES OF INDEBTEDNESS OF OTHERS" (FIN 45)**. FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 are effective for any guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002.

We have certain existing guarantees that when modified will require us to record a liability on our balance sheet for the fair market value of the guarantee.

In January 2003, the FASB issued **FIN NO. 46 – "CONSOLIDATION OF VARIABLE INTEREST ENTITIES."** In December 2003, the FASB issued Interpretation No. 46 (revised December 2003) (FIN 46R) which replaces FIN 46. This interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," defines what these variable interest entities are and provides guidelines on identifying them and assessing an enterprise's interests in a variable interest entity to decide whether to consolidate that entity. Generally, application of FIN 46R is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by public entities for all other types of entities is required in financial statements for periods ending after March 15, 2004. The adoption of FIN 46 or FIN 46R did not have a material impact on our results of operations or financial condition.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

BORROWINGS. By balancing the mix of variable- versus fixed-rate borrowings, we manage the interest-rate risk of our debt. "Note 3. Debt" on pages 51 and 52 of this report includes information related to the contractual interest rates and fair value of the individual borrowings. At various times, we have entered into interest rate swap agreements to manage interest rate exposure in order to achieve a desired proportion of variable-rate versus fixed-rate debt. The fair value of the swaps at December 28, 2003 and December 29, 2002 was $46.9 million and $58.8 million, respectively. As of the end of 2003, approximately 60% of our borrowings were variable-rate. On January 5, 2004, we entered into additional interest rate swap agreements, increasing our percentage of variable-rate borrowings to over 70%. We do not trade or engage in hedging for speculative purposes and hedging activities are transacted only with highly rated financial institutions, reducing the exposure to credit risk.

A hypothetical 50 basis point increase in LIBOR would increase interest expense associated with variable-rate borrowings by approximately $4.3 million and $5.3 million in 2003 and 2004, respectively. The fair value of our fixed-rate debt and interest rate swaps is sensitive to changes in interest rates. A hypothetical 50 basis points increase in interest rates would decrease the fair value of the fixed-rate debt and interest rate swaps by $27.1 million in 2004. This change in fair value of debt obligations excludes commercial paper and other short-term variable-rate borrowings as changes in interest rates would not significantly affect the fair market value of these instruments.

NEWSPRINT. We consumed approximately 647,000 metric tons of newsprint in 2003, excluding Detroit. This represented 13% of our 2003 total operating expenses. Under the caption "Newsprint" on page 21 of this report, we have included information on our suppliers, the long-term purchase agreements used to manage the related risk of price increases, and natural hedges we have in place through our investment in newsprint mills.

A hypothetical 10% increase in newsprint costs would increase newsprint expense by approximately $32 million. Our ownership in SP and Ponderay provides a hedge against price volatility for approximately 50% of our newsprint expense. This $32 million increase in newsprint costs would be partially offset by $16 million in earnings from our newsprint mill investments, and would increase our Earnings from Equity Investees on our Consolidated Statement of Income. Therefore, our pre-tax earnings would decrease by approximately $16 million.

Effect of Inflation and Changing Prices

The Consumer Price Index, a widely used measure of the impact of changing prices, has increased only moderately in recent years, up between 2% and 3% each year since 1991. Although inflation has slowed in recent years, it is still a factor in our economy and we continue to seek ways to mitigate its impact. Moreover, over the past two years we have experienced significant increases in our benefits expense, the result of increases in pension and health care costs. Newsprint expense increased 5.6% in 2003 over the previous year and is projected to increase in the low double digits in 2004. Due to intense competition in recent years, we have been unable to pass cost increases on to our advertising and circulation customers. Therefore, we have focused our efforts on reducing, eliminating and managing our costs better, and on finding new alternative sources of revenue.

Item 8. Financial Statements and Supplementary Data

The consolidated financial statements, together with the report thereon of Ernst & Young, LLP, dated February 20, 2004, the Selected Quarterly Financial Data (unaudited) and Schedule II – Valuation and Qualifying Accounts are set forth in Item 15 of this Form 10-K.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

As of the end of the period covered by this report, we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15, under the supervision and with the participation of management, including the chief executive officer and chief financial officer. Based upon that evaluation, which disclosed no significant deficiencies or material weaknesses, the chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective in timely alerting us to material information regarding us and our consolidated subsidiaries required to be recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Our management, including the chief executive officer and chief financial officer, also conducted an evaluation of our internal control over financial reporting to determine whether any changes occurred during the quarter covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on that evaluation, the chief executive officer and chief financial officer concluded that there has been no such change during the quarter covered by this report.

Our management, including the chief executive officer and chief financial officer, does not expect that the disclosure controls and procedures or internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. While no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected, due to the inherent limitations in all control systems, management has concluded that our disclosure controls and procedures and internal controls provide reasonable assurance that the objectives of our control system are met.

PART III

Item 10. Directors and Executive Officers of the Registrant

We have adopted a written code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. This code of ethics is posted on our Web site, www.kri.com, on the "Corporate Governance" page. Any amendments to, or waivers of, this code of ethics will be disclosed on our Web site promptly following the date of such amendment or waiver.

The information required by this item is incorporated by reference to our 2003 Annual Report to Shareholders under "Management Committee" and "Officers" and to our Proxy Statement for the 2004 Annual Meeting of Shareholders under the captions "Nominees for Election for Three-Year Terms Ending 2007," "Nominee for Election for One-Year Term Ending 2005," "Directors Continuing in Office Until 2006," "Directors Continuing in Office Until 2005," "Section 16(a) Beneficial Ownership Reporting Compliance," and "Audit Committee."

Item 11. Executive Compensation

The information required by this item is incorporated by reference from our Proxy Statement for the 2004 Annual Meeting of Shareholders under the captions "Director Compensation," and "Executive Compensation," but only up to and including the section entitled "Performance of Knight Ridder Stock."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information set forth under the captions "Principal Holders of the Company's Stock" and "Stock Ownership of Directors and Officers" under the heading "Information About Knight Ridder Stock Ownership" included in our Proxy Statement for our 2004 Annual Meeting of Shareholders is incorporated herein by reference.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information as of December 28, 2003, about our common stock that may be issued upon the exercise of options, warrants and rights granted to employees or members of our Board of Directors under all our existing equity compensation plans, including the Employee Stock Purchase Plan, Employees Stock Option Plan and the Compensation Plan for Nonemployee Directors, each as amended:

PLAN CATEGORY	(A) NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	(B) WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS ($)	(C) NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN A)
Equity compensation plans approved by shareholders	10,779,880[1]	$ 59.31	3,838,914
Equity compensation plans not approved by shareholders	154,001[2]	61.49	221,997
Total	10,993,881	$ 59.34	4,060,911

(1) Number of securities to be issued and available for future issuance under our Employee Stock Purchase Plan and Employees Stock Option Plan.

(2) Number of securities to be issued and available for future issuances under our Compensation Plan for Nonemployee Directors (the "Plan"). The Plan was adopted by our Board of Directors effective July 1, 1997. Under the rules of the New York Stock Exchange, no shareholder approval was required for the Plan. Only nonemployee directors are eligible to receive awards under the Plan. This plan is described in greater detail in "Note No. 6 Capital Stock" in the consolidated financial statements presented herein.

Item 13. Certain Relationships and Related Transactions

The sections entitled "Compensation Committee Interlocks and Insider Participation" and "Certain Relationships and Related Transactions" in the Proxy Statement for our 2004 Annual Meeting of Shareholders are incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated by reference from the Proxy Statement for our 2004 Annual Meeting of Shareholders under the captions "Fees and Services of Ernst & Young" and "Audit Committee."

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a)(1) The following consolidated financial statements of Knight-Ridder, Inc. and its subsidiaries are filed as part of this Form 10-K:

(i) Report of Independent Auditors

(ii) Consolidated Balance Sheet as of December 28, 2003, and December 29, 2002

(iii) Consolidated Statement of Income for the fiscal years ended December 28, 2003, December 29, 2002, and December 30, 2001

(iv) Consolidated Statement of Cash Flows for the fiscal years ended December 28, 2003, December 29, 2002, and December 30, 2001

(v) Consolidated Statement of Shareholders' Equity for the fiscal years ended December 28, 2003, December 29, 2002, and December 30, 2001

(iv) Notes to Consolidated Financial Statements

(a)(2) Financial statement schedules required to be filed by Item 8 of this Form, and by Item 15(d) below:

Schedule 11 — Valuation and qualifying accounts

All other schedules for which provision is made in the applicable accounting regulation of the SEC are not required under the related instructions, or are inapplicable, or have been shown in the consolidated financial statements or notes thereto, and therefore have been omitted from this section.

(a)(3) The list of exhibits is incorporated by reference as part of this Form 10-K.

(b) Reports on Form 8-K filed during the fourth quarter of 2003.

On October 17, 2003, we filed under Item 9 a Report on Form 8-K, reporting our earnings for the fiscal quarter and three fiscal quarters ended September 28, 2003, and our statistical report for the month and year-to-date ended September 28, 2003.

Report of Independent Auditors

To Shareholders of Knight-Ridder, Inc.

We have audited the accompanying consolidated balance sheets of Knight-Ridder, Inc., as of December 28, 2003, and December 29, 2002, and the related consolidated statements of income, cash flows and shareholders' equity for each of the three years in the period ended December 28, 2003. Our audits also included the financial statement schedule listed in the Index at Item 15(d) for the years ended December 28, 2003, December 29, 2002 and December 30, 2001. These financial statements and schedule are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Knight-Ridder, Inc., at December 28, 2003, and December 29, 2002, and the consolidated results of its operations and cash flows for each of the three years in the period ended December 28, 2003, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 9 to the consolidated financial statements, the company changed its accounting for goodwill and intangible assets in 2002.

Ernst & Young LLP

San Jose, California
February 20, 2004

Consolidated Balance Sheet *(In thousands, except share data)*

YEAR ENDED	12/28/2003	12/29/2002
ASSETS		
CURRENT ASSETS		
Cash	$ 33,536	$ 39,330
Accounts receivable, net of allowances of $19,865 in 2003 and $21,085 in 2002	404,097	377,779
Inventories	41,823	43,931
Prepaids	23,410	21,716
Deferred income taxes	19,899	21,145
Other current assets	3,184	35,252
Total Current Assets	525,949	539,153
Investments and Other Assets		
Equity in unconsolidated companies and joint ventures	295,240	301,680
Pension asset	123,030	114,466
Fair value of interest rate swap agreements (see Note 3)	46,881	58,752
Other	50,216	89,393
Total Investments and Other Assets	515,367	564,291
PROPERTY, PLANT AND EQUIPMENT		
Land and improvements	92,371	99,665
Buildings and leasehold improvements	490,649	498,581
Equipment	1,293,866	1,312,611
Construction and equipment installations in progress	87,663	45,344
	1,964,549	1,956,201
Less accumulated depreciation and amortization	(1,035,902)	(990,159)
Property, Plant and Equipment, net	928,647	966,042
GOODWILL AND OTHER IDENTIFIED INTANGIBLE ASSETS		
Goodwill	1,790,229	1,748,229
Newspaper mastheads	284,284	284,284
Other, less accumulated amortization of $49,872 in 2003 and $43,050 in 2002	52,203	62,659
Total Goodwill and Other Identified Intangible Assets, net	2,126,716	2,095,172
Total Assets	$ 4,096,679	$ 4,164,658
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 162,627	$ 116,382
Accrued expenses and other liabilities	94,018	113,718
Accrued compensation and withholdings	83,851	118,823
Deferred circulation revenue	78,078	77,946
Income taxes payable	16,360	
Short-term borrowings and current portion of long-term debt	20,000	39,849
Total Current Liabilities	454,934	466,718
NONCURRENT LIABILITIES		
Long-term debt	1,433,560	1,462,256
Fair value of interest rate swap agreements (see Note 3)	46,881	58,752
Deferred income taxes	296,432	295,641
Postretirement benefits other than pensions	117,162	120,767
Employment benefits	146,577	190,227
Other noncurrent liabilities	111,578	105,527
Total Noncurrent Liabilities	2,152,190	2,233,170
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	310	3,291
COMMITMENTS AND CONTINGENCIES (Note 14)		
SHAREHOLDERS' EQUITY:		
Common stock, $.02 1/12 par value; shares authorized — 250,000,000;		
shares issued — 79,263,775 in 2003 and 81,817,410 in 2002	1,651	1,705
Additional capital	1,074,483	1,027,719
Retained earnings	512,997	549,509
Accumulated other comprehensive loss	(98,509)	(103,667)
Treasury stock, at cost; 24,641 shares in 2003 and 223,833 shares in 2002	(1,377)	(13,787)
Total Shareholders' Equity	1,489,245	1,461,479
Total Liabilities and Shareholders' Equity	$ 4,096,679	$ 4,164,658

See Notes to Consolidated Financial Statements.

Consolidated Statement of Income *(In thousands, except per share data)*

FOR THE FISCAL YEARS ENDED	12/28/2003	12/29/2002	12/30/2001
OPERATING REVENUE			
Advertising			
Retail	$ 1,111,503	$ 1,102,198	$ 1,081,082
National	336,679	305,328	299,669
Classified	832,140	848,163	909,584
Total	2,280,322	2,255,689	2,290,335
Circulation	559,234	572,973	594,726
Other	106,435	98,173	97,565
Total Operating Revenue	2,945,991	2,926,835	2,982,626
OPERATING COSTS			
Labor and employee benefits	1,176,627	1,124,484	1,177,554
Newsprint, ink and supplements	383,099	353,331	440,782
Other operating costs	706,217	718,963	717,962
Depreciation and amortization	112,441	124,695	184,573
Total Operating Costs	2,378,384	2,321,473	2,520,871
OPERATING INCOME	567,607	605,362	461,755
OTHER INCOME (EXPENSE)			
Interest expense	(70,794)	(74,969)	(100,833)
Interest expense capitalized	2,079	718	1,961
Interest income	250	381	938
Equity in losses of unconsolidated companies and joint ventures	(24,077)	(62,262)	(16,095)
Minority interest in earnings of consolidated subsidiaries	(10,391)	(11,103)	(9,675)
Other, net	(1,660)	(9,457)	(30,652)
Total Other Expense	(104,593)	(156,692)	(154,356)
Income before income taxes and cumulative effect of change in accounting principle of unconsolidated company	463,014	448,670	307,399
Income taxes	166,943	166,943	122,575
Net income before cumulative effect of change in accounting principle of unconsolidated company	296,071	281,727	184,824
Cumulative effect of change in accounting principle of unconsolidated company, net of tax		(24,279)	
Net Income	$ 296,071	$ 257,448	$ 184,824
NET INCOME PER SHARE – BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE OF UNCONSOLIDATED COMPANY			
Basic	$ 3.68	$ 3.39	$ 2.33
Diluted	3.63	3.33	2.16
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE OF UNCONSOLIDATED COMPANY			
Basic	$ –	$ (0.29)	$ –
Diluted		(0.29)	
NET INCOME PER SHARE			
Basic	$ 3.68	$ 3.10	$ 2.33
Diluted	3.63	3.04	2.16
AVERAGE SHARES OUTSTANDING (000s)			
Basic	80,401	83,066	76,074
Diluted	81,477	84,726	85,694

See Notes to Consolidated Financial Statements.

Consolidated Statement of Cash Flows *(In thousands)*

FOR THE FISCAL YEARS ENDED	12/28/2003	12/29/2002	12/30/2001
CASH PROVIDED BY OPERATING ACTIVITIES			
Net income	$ 296,071	$ 257,448	$ 184,824
Noncash items deducted from (included in) income:			
Depreciation	104,588	115,669	111,717
Amortization of goodwill			53,015
Amortization of other identified intangible assets	6,822	6,814	14,769
Amortization of other assets	1,031	2,204	5,072
Provision (benefit) for deferred taxes	(1,046)	103,932	(8,414)
Provision for bad debts	18,228	19,862	31,958
Cumulative effect of change in accounting principle of unconsolidated company		24,279	
Losses (gains) on sales of investments	(910)	7,435	30,191
Minority interest in earnings of consolidated subsidiaries	10,391	11,103	9,675
Other items, net	(26,043)	2,278	1,929
Cash items not deducted from (included in) income:			
Contributions lower than (in excess of) pension			
and other postretirement benefit expenses	(11,285)	(151,300)	8,810
Tax benefit from stock option exercises and stock purchases	12,689	11,789	11,944
Distributions in excess of losses from investees	2,018	57,418	32,519
Change in certain assets and liabilities:			
Accounts receivable	(44,546)	(5,853)	(7,248)
Inventories	2,108	(691)	9,126
Other assets	31,620	28,010	(10,353)
Accounts payable	46,245	19,316	(11,189)
Income taxes payable	16,360	(53,117)	15,969
Other liabilities	(18,287)	(18,453)	(20,116)
Net Cash Provided by Operating Activities	446,054	438,143	464,198
CASH REQUIRED FOR INVESTING ACTIVITIES			
Additions to property, plant and equipment	(73,187)	(70,012)	(94,587)
Acquisition of, and additional investments in, businesses	(70,406)	(17,810)	(123,627)
Proceeds from sales of investments	13,490	51,333	21,038
Other items, net	(2,463)	–	311
Net Cash Required for Investing Activities	(132,566)	(36,489)	(196,865)
CASH REQUIRED FOR FINANCING ACTIVITIES			
Purchase of treasury stock	(285,964)	(257,101)	(171,795)
Net decrease in commercial paper, net of unamortized discount	(49,647)	(112,097)	(316,675)
Proceeds from issuance of long-term debt			297,107
Repayment of long-term debt		(850)	(40,000)
Payment of cash dividends	(94,937)	(84,832)	(84,198)
Proceeds from stock option exercises and stock purchase	86,430	65,427	64,568
Other items, net	24,835	(10,158)	(20,714)
Net Cash Required for Financing Activities	(319,282)	(399,611)	(271,707)
Net Increase (Decrease) in Cash	(5,794)	2,043	(4,374)
Cash at beginning of year	39,330	37,287	41,661
Cash at end of year	$ 33,536	$ 39,330	$ 37,287
SUPPLEMENTAL CASH FLOW INFORMATION			
Noncash investing activities			
Write-down of investments	$ (1,550)	$ (3,086)	$ (16,800)
Unrealized gains (net of tax) on investments available for sale			1,301
Noncash financing activities			
Conversion of preferred to common stock			
Preferred stock			(1,111)
Additional capital			(416,530)
Issuance of common stock upon conversion of preferred stock			
Common stock			231
Additional capital			417,410
Issuance of treasury stock associated with long-term incentive plan			
Treasury stock	12,176		
Issuance of common stock in exchange for treasury stock			
Treasury Stock	(3,230)	235	
Additional capital	3,230	(235)	

See Notes to Consolidated Financial Statements.

Consolidated Statement of Shareholders' Equity *(In thousands, except share data)*

	PREFERRED SHARES	COMMON SHARES	TREASURY SHARES
BALANCE AT DECEMBER 31, 2000	1,110,500	74,036,046	(41,009)
Issuance of common shares under stock option plan		1,603,450	
Issuance of common shares under stock purchase plan		264,015	
Conversion of preferred shares	(1,110,500)	11,105,000	
Issuance of treasury shares to nonemployee directors			4,057
Purchase of treasury shares			(2,993,567)
Retirement of treasury shares		(2,995,762)	2,995,762
Tax benefits arising from employees stock plans			
Comprehensive income:			
Net income			
Change in unrealized losses on securities			
available for sale, net of tax of $868			
Comprehensive income			
Cash dividends declared			
BALANCE AT DECEMBER 30, 2001	–	84,012,749	(34,757)
Issuance of common shares under stock option plan		1,418,183	
Issuance of common shares under stock purchase plan		226,267	
Issuance of treasury shares to nonemployee directors			4,666
Purchase of treasury shares			(4,033,531)
Retirement of treasury shares		(3,839,789)	3,839,789
Tax benefits arising from employees stock plans			
Issuance of options to employees of equity-method investee			
Comprehensive income:			
Net income			
Additional minimum pension liability, net of tax of $61,935			
Comprehensive income			
Cash dividends declared			
BALANCE AT DECEMBER 29, 2002	–	81,817,410	(223,833)
Issuance of common shares under stock option plan		1,551,028	
Issuance of common shares under stock purchase plan		216,910	
Issuance of treasury shares under long-term incentive plan			194,658
Issuance of treasury shares to nonemployee directors			5,429
Purchase of common shares from employees			(53,489)
Purchase of treasury shares			(4,269,000)
Retirement of treasury shares		(4,321,573)	4,321,573
Tax benefits arising from employees stock plans			
Tax benefits arising from adjustment to additional capital			
Other			22
Comprehensive income:			
Net income			
Change in additional minimum pension liability, net of tax of $14,367			
Equity in minimum pension liability of unconsolidated company,			
net of tax of $11,286			
Comprehensive income			
Cash dividends declared			
BALANCE AT DECEMBER 28, 2003	–	79,263,775	(24,641)

See Notes to Consolidated Financial Statements.

PREFERRED STOCK	COMMON STOCK	ADDITIONAL CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TREASURY STOCK	TOTAL
$ 1,111	$ 1,542	$ 919,582	$ 622,801	$ (1,301)	$ (2,265)	$ 1,541,470
	33	63,294				63,327
	6	13,179				13,185
(1,111)	231	880				
		4			226	230
					(171,795)	(171,795)
	(62)	(24,053)	(147,778)		171,893	
		11,944				11,944
			184,824			184,824
				1,301		1,301
						186,125
			(84,198)			(84,198)
$ –	$ 1,750	$ 984,830	$ 575,649	$ –	$ (1,941)	$ 1,560,288
	30	64,829				64,859
	5	12,352				12,357
		30			260	290
					(257,101)	(257,101)
	(80)	(47,236)	(197,679)		244,995	
		11,789	(1,077)			10,712
		1,125				1,125
			257,448			257,448
				(103,667)		(103,667)
						153,781
			(84,832)			(84,832)
$ –	$ 1,705	$ 1,027,719	$ 549,509	$(103,667)	$ (13,787)	$ 1,461,479
	30	73,452				73,482
	4	12,583				12,587
		441			12,176	12,617
					303	303
	2	3,228			(3,230)	
					(285,964)	(285,964)
	(90)	(56,413)	(237,646)		289,124	(5,025)
		11,003				11,003
		1,686				1,686
		784			1	785
			296,071			296,071
				24,048		24,048
				(18,890)		(18,890)
						301,229
			(94,937)			(94,937)
$ –	$ 1,651	$ 1,074,483	$ 512,997	$ (98,509)	$ (1,377)	$ 1,489,245

Note 1. Summary of Significant Accounting Policies

We report on a fiscal year ending on the last Sunday in the calendar year. Results for each of the fiscal years presented are for 52 weeks.

Our **BASIS OF CONSOLIDATION** is to include in the consolidated financial statements all of our accounts and those of our more-than-50%-owned subsidiaries. All significant intercompany transactions and account balances have been eliminated.

We own a 75% equity interest in the **FORT WAYNE NEWSPAPERS AGENCY** and consolidate the results of its operations. The minority shareholders' interest in the partners' income has been reflected as an expense in the Consolidated Statement of Income in the caption "Minority interest in earnings of consolidated subsidiaries." Also included in this caption is a contractual minority interest resulting from a joint operating agreement that runs through 2021 between The Miami Herald Publishing Co. and Cox Newspapers, Inc., covering the publication of The Herald and The Miami News. The Miami News ceased publication in 1988.

REVENUE RECOGNITION varies by source. Advertising revenue is recognized when advertisements are published. Circulation revenue is recognized when the newspaper is delivered to the customer. Other revenue is recognized when the related product or service has been delivered.

ADVERTISING costs are expensed when incurred. Advertising expense for the years ended December 28, 2003, December 29, 2002, and December 30, 2001, was $17.8 million, $18.6 million and $19.2 million, respectively.

INVESTMENTS in entities in which we have an equity interest of at least 20% but not more than 50% are accounted for under the equity method. We also account for our 13.5% investment in Ponderay Newsprint Company under the equity method, since we exercise significant influence, as defined by **ACCOUNTING PRINCIPLES BOARD OPINION (APB) 18**, over the operating and fiscal policies of Ponderay. We record our share of earnings as income (losses) and we increase (decrease) the investment by the equivalent amount. Dividends are recorded as a reduction in our investment.

The investment caption **"EQUITY IN UNCONSOLIDATED COMPANIES AND JOINT VENTURES"** in the Consolidated Balance Sheet represents our equity in the net assets of Detroit Newspapers; Seattle Times Company and subsidiaries; Newspapers First, a company responsible for the sales and servicing of retail, national and classified advertising accounts for a group of newspapers; SP Newsprint Co. and Ponderay Newsprint Company, two newsprint mill partnerships; CareerBuilder, LLC, a company in the business of providing recruitment services through the Internet; Classified Ventures, LLC, an online classified listings service; and Newscom, LLC, a company that provides online access to news wires, features, graphics and photographic content to the media.

We own a 50% equity interest in **DETROIT NEWSPAPERS (DN)**, a joint operating agency between Detroit Free Press, Inc., our wholly-owned subsidiary, and The Detroit News, Inc., a wholly-owned subsidiary of Gannett Co., Inc. In 1989, business operations of the Detroit Free Press and The Detroit News were transferred to DN under a joint operating agreement that expires in 2089. We show our share of revenue and expenses as a net amount in the "Other revenue" line.

We have an ownership interest in the following companies, joint ventures and partnerships:

COMPANY	% OWNERSHIP INTEREST
CareerBuilder, LLC	33.3
Classified Ventures	20.2
Knight Ridder/Tribune Information Services, Inc.	50.0
Newscom, LLC	50.0
Newspapers First	28.9
Ponderay Newsprint Company	13.5
Seattle Times Company:	
Voting Stock	49.5
Nonvoting stock	65.0
SP Newsprint Co.	33.3
Tribe Networks, Inc.	23.6

"CASH" is stated at cost and includes cash equivalents consisting of highly liquid investments with maturities of three months or less from the date of purchase, overnight repurchase agreements of government securities and investment-grade commercial paper.

"ACCOUNTS RECEIVABLE" are mostly from advertisers and newspaper subscribers. We extend unsecured credit to most of our customers. We recognize that extending credit and setting appropriate reserves for receivables is largely a subjective decision based on knowledge of the customer and the industry. Credit limits, setting and maintaining credit standards, and managing the overall quality of the credit portfolio is largely decentralized. The level of credit is influenced by the customer's credit history with us and other available information, including industry-specific data.

We maintain a reserve account for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to pay, additional allowances might be required. We use a combination of the percentage-of-sales, specific identification and the aging-of-accounts-receivable methods to establish allowances for losses on accounts receivable. Payment in advance for some advertising and circulation revenue has assisted us in maintaining historical bad debt losses at less than 1% of revenue.

"INVENTORIES" are priced at the lower of cost (first-in, first-out method) or market value. Most of the inventory is newsprint, ink and other supplies used in printing newspapers. Newsprint inventory varies from approximately a 30-day to a 45-day supply, depending on availability and market conditions. Damaged newsprint is generally returned to the manufacturer or supplier within 30 days for full credit. Obsolete inventory is generally not a factor.

"OTHER ASSETS" includes investments in companies in which we own less than a 20% interest and which are recorded at the lower of cost or estimated fair value. These investments are reviewed for appropriate classification at the time of purchase and re-evaluated as of each balance sheet date. Investments available for sale are carried on the balance sheet at fair market value, with the unrealized gains/losses (net of tax) reported as **"ACCUMULATED OTHER COMPREHENSIVE LOSS,"** a separate component of shareholders' equity. Upon the sale of an investment, the gain/loss is calculated based on the original cost less the proceeds from the sale. Investments are classified as "held to maturity" when we have the positive intent and ability to hold the investment to maturity. As of December 28, 2003, and December 29, 2002, we held no "held to maturity" investments.

"PROPERTY, PLANT AND EQUIPMENT" is recorded at cost, and depreciation and amortization is computed principally by the straight-line method over the estimated useful lives of the assets as follows:

TYPE OF ASSET	DEPRECIATION OR AMORTIZATION PERIOD
Buildings and improvements	10 to 40 years
Equipment	3 to 25 years

We capitalize interest expense as part of the cost of constructing major facilities and equipment. For the years ended 2003, 2002 and 2001, capitalized interest has amounted to $2.1 million, $718,000, and $2.0 million, respectively. Expenditures for maintenance, repairs and minor renewals are charged to expense as incurred. Upon sale or disposition of property and equipment, the cost and related accumulated depreciation and amortization are eliminated from the accounts and any resulting gain or loss is recognized.

We completed our initial evaluation of goodwill and other intangible assets during the second quarter of 2002 and no impairment was indicated. As of October 1, 2003, we performed our annual evaluation of goodwill and other intangibles and again no impairment was indicated. We will reassess the carrying value of our goodwill and intangible assets each year as of October 1, unless indicators of impairment become apparent earlier. All goodwill and indefinite-lived intangible assets are reported by the newspaper segment.

We owned 50% of CareerBuilder (formerly Career Holdings, Inc.) when it completed its evaluation of goodwill in the second quarter of 2002. We record our investment in CareerBuilder under the equity method of accounting. We reflected our share of CareerBuilder's impairment of goodwill, $24.3 million, or $0.29 per diluted share, arising from its adoption of SFAS 142 in the second quarter ended June 30, 2002, as a year-to-date cumulative effect of a change in accounting principle consistent with CareerBuilder's characterization of the write-down. No further impairment was identified as a result of CareerBuilder's annual evaluation of goodwill and other intangible assets.

"DEFERRED CIRCULATION REVENUE" arises as a normal part of business from advance subscription payments for newspapers. Revenue is recognized in the period in which the newspaper is delivered to the subscriber.

"SHORT-TERM BORROWINGS AND CURRENT PORTION OF LONG-TERM DEBT" includes the carrying amounts of commercial paper and other short-term borrowings with original maturities of less than one year that management does not intend to refinance, and the portion of long-term debt payable within our next fiscal year. The carrying amounts of short-term borrowings approximate fair value.

Our **"INCOME TAXES"** are determined under the provisions of **SFAS 109 – "ACCOUNTING FOR INCOME TAXES,"** which requires the use of the liability method in adjusting previously deferred taxes for changes in tax rates.

"LONG-TERM DEBT" represents the carrying amounts of debentures, notes payable, other indebtedness with maturities longer than one year and commercial paper backed by a revolving credit agreement that management intends to refinance at maturity.

Fair values, disclosed in "Note 3. Debt" on pages 51 and 52 of this report, are estimated using the discounted cash flow analysis based on our current incremental borrowing rates for similar types of borrowing arrangements.

In accordance with the **SFAS 144 – "ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF,"** we review long-lived assets and related intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. To date, no such impairment has been indicated. If a review indicates that the carrying value of these assets would not be recoverable as measured based on estimated undiscounted cash flows over their remaining life, the carrying amount would be adjusted to fair value. The cash flow estimates used contain our best estimates, using appropriate and customary assumptions and projections.

We account for stock-based compensation plans using the intrinsic value method in accordance with **APB OPINION 25 – "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES"** and disclose the general and pro forma financial information required by SFAS 123 and SFAS 148.

In December 2002, the FASB issued **SFAS 148 – "ACCOUNTING FOR STOCK-BASED COMPENSATION – TRANSITION AND DISCLOSURE."** SFAS 148 amends **SFAS 123 – "ACCOUNTING FOR STOCK-BASED COMPENSATION,"** to provide alternative methods of transition for a voluntary change to the fair value for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years beginning after December 15, 2002.

Disclosures required by SFAS 123 and SFAS 148 are as follows:

OPTION VALUE *INFORMATION* [(a)]	**2003**	2002	2001
Fair value per option [(b)]	**$ 14.16**	$ 11.65	$ 10.53
Valuation assumptions			
Expected option term *(years)*	**4.3**	4.3	3.0
Expected volatility	**20.7%**	21.4%	21.0%
Expected dividend yield	**1.7%**	1.6%	1.6%
Risk-free interest rate	**3.4%**	3.0%	4.3%

(a) Weighted averages of option grants during each period
(b) Estimated using Black-Scholes option pricing model under the valuation assumptions indicated

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of subjective assumptions, including the expected stock price volatility. Because our stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, the existing models, in management's opinion, do not necessarily provide a reliable single measure of the fair value of our stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. In addition, the 15% discount in market value under the Employees Stock Purchase Plan is treated as compensation expense for pro forma purposes. Our reported and pro forma information is as follows:

(In thousands, except for earnings per share data)	**2003**	2002	2001
Net income, as reported	**$296,071**	$257,448	$184,824
Less: Stock-based employee compensation expense determined under			
fair value based method for all awards, net of related tax effects	**14,631**	15,040	21,902
Pro forma net income	**$281,440**	$242,408	$162,922
Basic earnings per share, as reported	**$ 3.68**	$ 3.10	$ 2.33
Pro forma basic earnings per share	**3.50**	2.92	2.04
Diluted earnings per share, as reported	**$ 3.63**	$ 3.04	$ 2.16
Pro forma diluted earnings per share	**3.45**	2.86	1.90

Under **SFAS 128 – "EARNINGS PER SHARE (EPS),"** **"BASIC EPS"** is computed by dividing net income attributable to common stock (net income less preferred stock dividends of $7.6 million in 2001) by the weighted-average number of common shares outstanding. Net income attributable to common shares was $296.1 million in 2003, $257.4 million in 2002 and $177.3 million in 2001. **"DILUTED EPS"** is computed by dividing net income by the weighted-average number of common stock and common stock equivalent shares outstanding.

The following table sets forth the calculation of basic and diluted weighted-average shares outstanding:

(In thousands)	**2003**	2002	2001
Basic weighted-average shares outstanding	**80,401**	83,066	76,074
Effect of dilutive securities:			
Assumed conversion of convertible preferred stock			8,272
Treasury stock effect of outstanding stock options	**1,076**	1,660	1,348
Diluted weighted-average shares outstanding	**81,477**	84,726	85,694
Weighted average shares of stock options included in the determination			
of common equivalent shares for the calculation of diluted earnings per share	**8,772**	8,562	8,124
Weighted average shares of stock options excluded from the calculation			
of diluted earnings per share because their impact is antidilutive	**220**	115	132

Under **SFAS 130 – "REPORTING COMPREHENSIVE INCOME,"** we present unrealized losses on our available-for-sale securities and additional minimum pension liability as an element of **"ACCUMULATED OTHER COMPREHENSIVE INCOME,"** a separate component of shareholders' equity. See "Note 13. Comprehensive Income."

We report our online operations as a reportable business segment separate from our newspaper operations pursuant to **SFAS 131 – "DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION."** See "Note 5. Business Segments."

We have entered into interest rate swap agreements for interest-rate risk exposure management purposes. In accordance with **SFAS 133 – "ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES,"** we account for our interest rate swap agreements as fair-value hedges. The fair value of the swaps at December 28, 2003, and December 29, 2002, was $46.9 million and $58.8 million, respectively. There was no ineffectiveness associated with the swaps during fiscal years 2003 and 2002. We do not trade or engage in hedging for investment purposes. In certain circumstances, we may use derivatives to hedge our newsprint needs.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain amounts in prior years have been reclassified to conform to the 2003 presentation related primarily to the presentation of advertising, circulation and online revenue. Beginning in January 2004, we are reporting our print and online advertising revenue on a combined basis. Accordingly, periods presented in this annual report reflect this reclassification. The reclassification of circulation revenue pertains to the recording of certain newspaper carrier delivery costs, which in the past were recorded as contra-revenue. This cost has been reclassified to increase other operating costs with a corresponding increase in circulation revenue. The reclassification was made for the years 2000 through 2002.

Recent Accounting Pronouncements

In June 2001, the FASB issued **SFAS NO. 143 – "ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS."** Under these rules, a liability for a long-lived asset retirement obligation should be recognized in the period in which it is incurred and should be initially measured at its fair value. Changes in the liability due to the passage of time are recognized as operating expenses in the income statement and referred to as accretion expenses. SFAS 143 is required to be implemented for fiscal years beginning after June 15, 2002. The adoption of SFAS 143 did not have a material impact on our results of operations or financial position.

In June 2002, the FASB issued **SFAS NO. 146 – "ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES."** SFAS 146 requires recording costs associated with exit or disposal activities at fair value when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon our commitment to an exit plan, which is generally before an actual liability has been incurred. The requirements of SFAS 146 are effective prospectively for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 did not have a material impact on our results of operations or financial position.

In April 2003, the FASB issued **SFAS NO. 149 – "AMENDMENT OF STATEMENT NO. 133 ON DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES."** SFAS 149 is effective for contracts with derivative instruments and hedging relationships entered into or modified after June 30, 2003. SFAS 149 requires that contracts with comparable characteristics be accounted for similarly. This statement also amends the definition of an underlying security to conform it to language used in the FASB's **FINANCIAL INTERPRETATION (FIN) 45 – "GUARANTOR'S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES, INCLUDING INDIRECT GUARANTEES OF INDEBTEDNESS OF OTHERS."** We account for our hedges with comparable characteristics similarly; accordingly, the adoption of SFAS 149 did not have a material impact on our results of operations or financial position.

In May 2003, the FASB issued **SFAS NO. 150 – "ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY,"** which addresses how to classify and measure certain financial instruments with characteristics of both liabilities (or an asset, in some circumstances) and equity. SFAS 150 requirements apply to issuers' classification and measurement of freestanding financial instruments, including those that comprise more than one option or forward contract. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material impact on our results of operations or financial position.

In December 2003, the FASB issued **SFAS NO. 132 (REVISED 2003) – "EMPLOYERS' DISCLOSURES ABOUT PENSIONS AND OTHER POSTRETIREMENT BENEFITS."** This Statement revises employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition provisions of FASB Statements No. 87, *Employers' Accounting for Pensions*, No. 88, *Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits*, and No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions*. This statement retains the disclosure requirements contained in FASB Statement No. 132, *Employers' Disclosures about Pensions and Other Postretirement Benefits*, which it replaces. It requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. It requires that information be provided separately for pension plans and for other postretirement benefit plans. The Statement is effective for financial statements with fiscal years ending after December 15, 2003. See "Note 11. Pensions and Other Postretirement Benefit Plans" to the consolidated financial statements for disclosures related to this statement.

In November 2002, the FASB issued **FASB INTERPRETATION NO. 45 – "GUARANTOR'S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES, INCLUDING INDIRECT GUARANTEES OF INDEBTEDNESS OF OTHERS" (FIN 45).** FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 are effective for any guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. We have certain existing guarantees that when modified will require us to record a liability on our balance sheet for the fair market value of the guarantee.

In January 2003, the FASB issued **FIN NO. 46 – "CONSOLIDATION OF VARIABLE INTEREST ENTITIES."** In December 2003, the FASB issued Interpretation No. 46 (revised December 2003) (FIN 46R) which replaces FIN 46. This interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," defines what these variable interest entities are and provides guidelines on identifying them and assessing an enterprise's interests in a variable interest entity to decide whether to consolidate that entity. Generally, application of FIN 46R is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by public entities for all other types of entities is required in financial statements for periods ending after March 15, 2004. The adoption of FIN 46 or FIN 46R did not have a material impact on our results of operations or financial condition.

Note 2. Income Taxes

We file a federal consolidated income tax return and state consolidated, combined or separate returns depending upon state requirements. Each of these filing jurisdictions may audit the tax returns filed and propose adjustments. Adjustments arise from a variety of factors, including different interpretation of statutes and regulations.

Federal, state and local income taxes (benefits) consist of the following:

	2003		2002		2001	
(In thousands)	**CURRENT**	**DEFERRED**	CURRENT	DEFERRED	CURRENT	DEFERRED
Federal income taxes	**$ 145,701**	**$(2,725)**	$ 45,218	$ 98,825	$ 113,810	$(6,306)
State and local income taxes	**22,287**	**1,680**	17,793	5,107	17,179	(2,108)
Total	**$ 167,988**	**$(1,045)**	$ 63,011	$ 103,932	$ 130,989	$(8,414)

Cash payments of income taxes for the years 2003, 2002 and 2001 were $114.1 million, $114.4 million and $112.6 million, respectively.

The differences between income tax expense shown in the financial statements and the amounts determined by applying the federal statutory rate of 35% in each year are as follows:

(In thousands)	**2003**	2002	2001
Federal statutory income tax	**$ 162,055**	$ 157,034	$ 107,590
State and local income taxes, net of federal benefit	**15,579**	14,885	9,796
Statutory rate applied to nondeductible amortization			
of the excess of cost over net assets acquired			15,863
Tax settlements and other, net	**(10,691)**	(4,976)	(10,674)
Total	**$ 166,943**	$ 166,943	$ 122,575

Our effective tax rate was lower in 2003 than in 2002 due mainly to favorable tax settlements made during the year.

The deferred tax asset and liability at the fiscal year end consist of the following components:

(In thousands)	**2003**	2002
DEFERRED TAX ASSET		
Postretirement benefits other than pensions (including		
amounts related to partnerships in which we participate)	**$ 72,224**	$ 73,339
Minimum pension liability	**58,854**	61,935
Accrued interest	**10,039**	8,507
Capital loss carryforward	**4,675**	6,451
State net operating loss carryforward	**16,057**	16,896
Other nondeductible accruals	**46,038**	45,851
Deferred tax asset	**$ 207,887**	$ 212,979
Valuation allowance on carryforward items	**13,060**	15,344
Net deferred tax asset	**$ 194,827**	$ 197,635
DEFERRED TAX LIABILITY		
Depreciation and amortization	**$ 345,309**	$ 343,910
Compensation and benefit accruals	**52,905**	55,337
Equity in partnerships and investees	**64,288**	63,512
Other	**8,858**	9,372
Deferred tax liability	**471,360**	472,131
Net deferred tax liability	**$ 276,533**	$ 274,496

The components of deferred taxes included in the Consolidated Balance Sheet are as follows:

(In thousands)	**2003**	2002
Current asset	**$ 19,899**	$ 21,145
Noncurrent liability	**296,432**	295,641
Net deferred tax liability	**$ 276,533**	$ 274,496

We also maintain a liability to cover the cost of additional tax exposure items on the filing of federal and state income tax returns. As of December 28, 2003 and December 29, 2002, this liability amounted to $63.9 million and $69.6 million, respectively.

Note 3. Debt

Debt consisted of the following:

(In thousands)	12/28/2003[b]	12/29/2002[b]
Commercial paper due at various dates through March 16, 2004, at an effective interest rate of 1.09% as of December 28, 2003 and 1.39% as of December 29, 2002[a]	$ 365,404	$ 415,051
Debentures due on April 15, 2009, bearing interest at 9.875%, net of unamortized discount of $874 in 2003 and $1,040 in 2002	199,126	198,960
Debentures due on November 1, 2027, bearing interest at 7.15%, net of unamortized discount of $4,680 in 2003 and $4,876 in 2002	95,320	95,124
Debentures due on March 15, 2029, bearing interest at 6.875%, net of unamortized discount of $3,070 in 2003 and $3,192 in 2002	296,930	296,808
Notes payable due on November 1, 2007, bearing interest at 6.625%, net of unamortized discount of $877 in 2003 and $1,105 in 2002	99,123	98,895
Notes payable due on June 1, 2011, bearing interest at 7.125%, net of unamortized discount of $2,147 in 2003 and $2,438 in 2002	297,853	297,562
Senior notes payable due on December 15, 2005, bearing interest at 6.3%, net of unamortized discount of $196 in 2003 and $295 in 2002	99,804	99,705
Fair market value of interest-rate swaps	46,881	58,752
	1,500,441	1,560,857
Less amounts payable in one year	20,000	39,849
Total long-term debt	$ 1,480,441	$ 1,521,008

(a) Commercial paper is supported by an $895 million revolving credit facility, which matures on June 15, 2006. Debt covenants of the facility require us to maintain certain debt-to-capital and interest coverage ratios. Other provisions place restrictions on liens and prohibit cross-default. We are currently in compliance with the covenants under this facility.
(b) Interest payments during 2003 and 2002 were $65.6 million and $75.2 million, respectively.

During the second quarter of 2001 and the first quarter of 2002, we entered into certain interest rate swap agreements. We entered into these agreements to manage interest rate exposure by achieving a desired proportion of fixed-rate versus variable-rate debt. The swap agreements expire at various dates in 2005, 2007, 2009 and 2011 and effectively convert an aggregate principal amount of $500 million of fixed-rate, long-term debt into variable-rate borrowings. The variable interest rates are based on three- or six-month LIBOR, plus a rate spread. For the year ended December 28, 2003, the weighted-average variable interest rate under these agreements was 3.5% versus fixed rate of 8.1%. The fair value of the swap agreements at December 28, 2003 and December 29, 2002, totaled $46.9 million and $58.8 million, respectively, and were recorded as both an asset and offsetting liability on the Consolidated Balance Sheet in the caption Fair value of interest-rate swap agreements.

In accordance with SFAS 133, changes to the fair market value of interest rate swap agreements (due to movements in the benchmark interest rate) are recorded as adjustments to the carrying value of long-term debt with an offsetting adjustment to other noncurrent assets.

We guarantee 13.5% of the debt of Ponderay Newsprint Company's credit facility. The guarantee arose in April 2000 when Ponderay restated its credit agreement with a bank consortium to replace a facility used to finance construction of the newsprint mill. We guarantee the portion of the credit facility that matures in April 2006. The guarantee could be triggered by Ponderay's failure to meet any or all of its bank covenants, at which time we could be liable for the full portion of this guarantee. We account for these guarantees as off-balance sheet instruments, that for 2003 and 2002 totaled $13.2 million and $16.2 million, respectively.

We are a one-third partner of SP Newsprint Co. In November 2002, SP amended and restated its credit agreement with certain lenders. The agreement stipulates that should SP's consolidated liquidity fall below $5 million, it would be in default of its covenant. We and the other partners would be required to make an equity contribution, in sufficient amount to cure the default. Our contribution is limited to approximately $6.7 million. The obligation ends when SP first meets certain conditions including, but not limited to, predetermined leverage and fixed-charge coverage ratios and certain liquidity requirements. We also had a demand obligation to SP Newsprint Co. for $6.7 million. The obligation arose in August 1985 in connection with an advance to us (and the other partners) by SP. In 2003, SP requested and we repaid this obligation.

The carrying amounts and fair values of debt as of December 28, 2003, are as follows:

(In thousands)	CARRYING AMOUNT	FAIR VALUE
Commercial paper	$ 365,404	$ 365,404
9.875% Debentures	199,126	255,000
7.150% Debentures	95,320	118,060
6.875% Debentures	296,930	338,160
6.625% Notes payable	99,123	111,510
7.125% Notes payable	297,853	351,870
6.3% Senior notes payable	99,804	107,540
Fair market value of interest rate swaps	46,881	46,881
Total	$ 1,500,441	$ 1,694,425

The following table presents the approximate annual maturities of debt, net of discounts and excluding the fair market value of the interest rate swaps, for the years after 2003:

(In thousands)	
2004	$ 20,000
2005	99,804
2006	345,404
2007	99,123
2008	
2009 and thereafter	889,229
Total	$ 1,453,560

Note 4. Unconsolidated Companies and Joint Ventures

Summary financial information for our unconsolidated companies and joint ventures accounted for under the equity method is as follows:

(In thousands)	2003	2002	2001
Current assets	$ 312,075	$ 308,005	$ 308,822
Property, plant and equipment, net, and other assets	1,666,533	1,685,431	1,769,702
Current liabilities	317,593	269,076	235,452
Long-term debt and other noncurrent liabilities	576,824	620,976	579,473
Revenue	1,500,202	1,423,174	1,319,245
Gross profit	492,212	415,373	502,814
Net loss	(70,937)	(193,790)	(4,584)
Our share of:			
Net assets	295,240	301,680	393,777
Net loss	(24,077)	(62,262)	(16,095)

In 1989, the Detroit Free Press and The Detroit News began operating under a joint operating agreement as Detroit Newspapers (DN). Balance sheet and net sales amounts for DN at December 28, 2003, December 29, 2002, and December 30, 2001, are included in the preceding table, and the net assets contributed to DN are included in "Equity in unconsolidated companies and joint ventures" in the Consolidated Balance Sheet. As of December 28, 2003, we reflected our share of DN's minimum pension liability by recording an increase in our investment in DN and our Accumulated Other Comprehensive Income of $30.2 million, net of taxes of $11.3 million, or $18.9 million. Dividends and cash distributions received from unconsolidated companies and joint ventures were $3.1 million in 2003, $7.4 million in 2002, and $3.4 million in 2001.

Note 5. Business Segments

We have two reportable operating segments: newspapers and online.

NEWSPAPERS. Revenue is principally derived from advertising and newspaper sales. Advertising revenue accounted for about 77.3% of newspaper revenue in 2003. This revenue comes from the three basic categories of advertising — retail, national and classified. Newspaper advertising volume is categorized as either ROP or preprint. Volume for ROP advertising is measured in terms of either full-run or part-run advertising linage. By using part-run advertising, advertisers can target their messages to selected geographically zoned market segments. Circulation revenue results from the sale of newspapers. Circulation of daily and Sunday newspapers accounted for 19.0% of consolidated revenue in 2003. Other revenue is generated from commercial job printing, niche and book publications, newsprint waste sales and other miscellaneous sources.

ONLINE. Online revenue, which represents approximately 2.8% of consolidated revenue for 2003, consists primarily of online recruitment and other classified advertising, Web banner advertising and revenue from content syndication.

Performance measurement and resource allocation for the reportable operating segments are based on many factors. Primary measures used are circulation, advertising revenue and income from operations. We employ shared-service concepts to realize economies of scale and efficient use of resources. The costs of shared services and other corporate center operations managed on a common basis are allocated to the segments based on usage, where possible, or on other factors according to the nature of the activity. The accounting policies of the reportable operating segments are the same as those described in the Summary of Significant Accounting Policies (see Note 1).

Financial data for our segments are as follows:

(In thousands)	12/28/2003	12/29/2002	12/30/2001
Operating revenue			
Newspapers	$ 2,866,254	$ 2,871,532	$ 2,940,591
Online	79,737	55,303	42,035
Total	$ 2,945,991	$ 2,926,835	$ 2,982,626
Operating income			
Newspapers[(a)]	$ 591,931	$ 650,237	$ 520,100
Online	15,214	(8,873)	(31,502)
Corporate	(39,538)	(36,002)	(26,843)
Total	$ 567,607	$ 605,362	$ 461,755
Depreciation and amortization			
Newspapers	$ 103,595	$ 113,941	$ 176,029
Online	3,677	5,154	2,801
Corporate	5,169	5,600	5,743
Total	$ 112,441	$ 124,695	$ 184,573
Assets			
Newspapers	$ 3,701,790	$ 3,673,374	$ 3,719,023
Online	119,705	118,743	239,032
Corporate	275,184	372,541	255,321
Total	$ 4,096,679	$ 4,164,658	$ 4,213,376
Goodwill			
Newspapers	$ 1,790,229	$ 1,748,229	$ 1,748,229
Online			
Corporate			
Total	$ 1,790,229	$ 1,748,229	$ 1,748,229
Capital Expenditures			
Newspapers	$ 70,051	$ 66,654	$ 81,696
Online	884	1,074	1,761
Corporate	2,252	2,284	11,130
Total	$ 73,187	$ 70,012	$ 94,587

(a) 2001 reflects a work force reduction charge of $78.5 million.

Note 6. Capital Stock

At year end 2003, we had 20 million shares of preferred stock authorized and available for future issuance.

In 1997, the Board of Directors authorized 1,758,242 shares of Series B preferred stock, $1.00 par value per share, and issued 1,754,930 preferred shares in connection with the acquisition of four newspapers that were indirectly owned by The Walt Disney Company. Each share of Series B preferred stock was convertible into 10 shares of common stock. During 2000, 263,600 shares of preferred stock were converted into approximately 2.6 million common shares. During 2001, the remaining balance of 1,110,500 shares of preferred stock was converted into approximately 11.1 million common shares.

The Series B preferred stock and shares of common stock issuable upon exercise of stock options are included in the diluted earnings per share calculation, but excluded from the basic earnings per share calculation. The 2001 diluted earnings per share calculations include 8.272 million weighted-average shares of Series B convertible preferred stock. There were no weighted-average shares included in the diluted earnings per share calculations for the Series B convertible preferred stock in 2003 or 2002. The 2003, 2002 and 2001 diluted earnings per share calculations include 1.076 million, 1.660 million, and 1.348 million weighted-average shares of common stock issuable upon exercise of stock options, respectively.

We have a shareholder rights agreement. The agreement grants each holder of a common share a right, under certain conditions, to purchase from us a unit consisting of one one-hundredth of a share of preferred stock at a price of $150, subject to adjustment. The rights provide that in the event we are a surviving corporation in a merger, each holder of a right will be entitled to receive, upon exercise, common shares having a value equal to two times the exercise price of the right. In the event we engage in a merger or other business combination transaction in which we are not the surviving corporation, the rights agreement provides that proper provision shall be made so that each holder of a right will be entitled to receive, upon the exercise thereof at the then-current exercise price of the right, common stock of the acquiring company having a value equal to two times the exercise price of the right. No rights certificates will be distributed until 10 days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of our outstanding common stock, or 10 business days following the commencement of a tender offer or exchange offer for 20% or more of our outstanding stock. Until such time, the common share certificates of the company evidence the rights. The rights are not exercisable until distributed and will expire on July 10, 2006, unless we redeem or exchange them sooner.

We have the option to redeem the rights in whole, but not in part, at a price of $.01 per right, subject to adjustment. Our Board of Directors has reserved 1,500,000 preferred shares for issuance upon exercise of the rights.

We sponsor a defined contribution retirement plan under section 401(k) of the Internal Revenue Code. The provisions of this plan allow for voluntary employee contributions on a pre-tax basis of up to 50% of an employee's salary (20% on an after-tax basis), subject to certain annual limitations. The plan allows participants to invest their savings in various investments, including our common stock. We may at our discretion make matching contributions, which are allocated to eligible participants. All employees are eligible after meeting certain service requirements. We made discretionary contributions to this plan of $12.2 million, $11.9 million and $11.8 million in 2003, 2002, and 2001, respectively.

The Employees Stock Purchase Plan provides for the sale of common stock to our employees and our subsidiaries at a price equal to 85% of the market value at the end of each purchase period. Participants under the plan received 216,910 shares in 2003, 226,267 shares in 2002 and 264,015 shares in 2001. The purchase price of shares issued in 2003 under this plan ranged from $53.95 to $63.51, and the market value on the purchase dates of such shares ranged from $63.47 to $74.72.

The Employee Stock Option Plan provides for the issuance of nonqualified stock options and incentive stock options. Options are issued at prices not less than fair market value at date of grant. Options vest in one year or over three years from the date of grant. Options vesting over three years vest annually in three equal installments. Options expire no later than 10 years from the date of grant. The option plan provides for the discretionary grant of stock appreciation rights (SARs) in tandem with previously granted options, which allow a holder to receive in cash, stock or combinations thereof the difference between the exercise price and the fair market value of the stock at date of exercise. Shares of common stock relating to options outstanding under this plan are reserved at the date of grant.

Proceeds from the issuance of shares under the Employees Stock Purchase Plan and the Employee Stock Option Plan are included in shareholders' equity and do not affect income.

Transactions under the Employee Stock Option Plan are summarized as follows:

		NUMBER OF SHARES	WEIGHTED-AVERAGE EXERCISE PRICE PER SHARE
Outstanding December 31, 2000		10,128,519	$ 48.59
2001:	Exercised	(1,604,985)	39.51
	Expired	(99,867)	54.83
	Forfeited	(568,307)	55.17
	Granted	2,144,250	61.57
Outstanding December 30, 2001		9,999,610	$ 52.39
2002:	Exercised	(1,416,183)	45.79
	Expired	(23,133)	55.62
	Forfeited	(235,125)	58.38
	Granted	2,115,327	62.32
Outstanding December 29, 2002		10,440,496	$ 55.15
2003:	Exercised	(1,529,026)	49.56
	Expired	(21,299)	60.82
	Forfeited	(192,999)	59.28
	Granted	1,865,798	74.77
Outstanding December 28, 2003		10,562,970	$ 59.34

We also maintain a Compensation Plan for Nonemployee Directors. The purpose of the plan is to attract and retain the services of qualified individuals who are not employees to serve as members of the Board of Directors. In 1997, there were 200,000 shares authorized for issuance under the plan. Nonemployee directors receive the following compensation: (1) an annual retainer fee payable half in our common stock and half in cash or stock, at the director's election; (2) board and committee meeting attendance fees; (3) an annual stock option grant; and (4) and for certain directors, annual phantom shares and retirement benefits. All options vest in three equal installments over a three-year period from the date of grant and expire no later than ten years from the date of grant. The expiration dates for options granted range from December 16, 2007, to December 12, 2011.

Transactions under the Compensation Plan for Nonemployee Directors are summarized as follows:

		NUMBER OF SHARES	WEIGHTED-AVERAGE EXERCISE PRICE PER SHARE
Outstanding December 31, 2000		100,000	$ 53.46
2001:	Exercised		
	Expired		
	Forfeited		
	Granted	32,000	62.25
Outstanding December 30, 2001		132,000	$ 55.59
2002:	Exercised	(2,000)	51.72
	Expired		
	Forfeited		
	Granted	28,000	62.16
Outstanding December 29, 2002		158,000	$ 56.80
2003:	Exercised	**(22,002)**	**$ 54.31**
	Expired	**(2,000)**	**51.72**
	Forfeited	**(19,997)**	**60.72**
	Granted	**40,000**	**75.21**
Outstanding December 28, 2003		**154,001**	**$ 61.49**

The following table summarizes information about stock options outstanding under the Employees Stock Option Plan and the Compensation Plan for Non-employee Directors at December 28, 2003:

	OUTSTANDING			EXERCISABLE	
STOCK OPTIONS OUTSTANDING EXERCISE PRICE RANGE	SHARES	WEIGHTED-AVERAGE LIFE[(a)]	WEIGHTED-AVERAGE EXERCISE PRICE	SHARES	WEIGHTED-AVERAGE EXERCISE PRICE
$24.56 – $49.03	725,527	2.7	$ 36.39	725,527	$ 36.39
49.04 – 54.48	1,468,473	4.7	50.85	1,453,475	50.82
54.49 – 54.81	1,972,038	7.0	54.81	1,972,038	54.81
54.82 – 61.34	1,219,404	6.2	58.11	1,179,921	58.08
61.35 – 62.22	1,694,906	9.0	62.15	547,654	62.16
62.23 – 71.72	1,815,448	7.8	62.75	1,166,373	62.79
71.73 – 75.21	1,821,175	9.9	75.21		
Total	10,716,971	7.3	$ 59.37	7,044,988	$ 54.54

(a) Average contractual life remaining in years

At year-end 2003, options with an average exercise price of $54.54 were exercisable on 7.0 million shares; at year-end 2002, options with an average exercise price of $51.86 were exercisable on 6.7 million shares; at year-end 2001, options with an average exercise price of $48.56 were exercisable on 6.3 million shares.

In 1997, shareholders approved a long-term incentive plan. Under the plan, an executive's ability to receive a stock award was contingent upon and related directly to the total shareholder return (TSR) in the company's stock over a three-year period, compared to the return received by holders of stock in the other peer companies. The plan originally covered a three-year performance period from January 1, 1997, through December 31, 1999. The initial performance period ended on December 31, 1999, and no shares vested because we did not meet the specified performance targets. The plan was extended for an additional three-year period beginning on January 1, 2000, and ending on December 31, 2002, with an initial grant of 342,012 restricted shares for participants. The grant of such shares was restricted, as the vesting of these shares was triggered upon the achievement of certain performance goals, as described above. The total number of shares vested, including dividends, was 343,707. The performance goals were achieved and, in accordance with the plan, 194,658 shares were distributed to participants in January 2003. The remaining number of shares was withheld to cover the related income tax expense and these shares were subsequently retired. The original plan was not extended after December 31, 2002.

We accrued compensation expense for the plan over the performance period when it appeared probable that performance goals would be met. Total compensation expense recognized in 2002 was approximately $6.4 million and the total accrual related to the plan was approximately $21.7 million, which was included in accrued compensation at December 29, 2002.

The Board approved and adopted a new cash-based long-term incentive plan in 2003. Like the 1997 plan, this plan is intended to motivate and reward executives for achieving total shareholder return (TSR) equal to or greater than the median TSR of the companies in our comparison group. Under the plan, participants are selected to participate in the plan prior to the commencement of a three-year performance period ending December 2005, and are eligible to receive a cash award at the end of each performance period if certain specified performance targets are achieved.

At December 28, 2003, our stock option plans and stock purchase plan had the following available for issuance:

	SHARES
Employees Stock Option Plan	3,193,889
Employees Stock Purchase Plan	645,025
Nonemployee Directors Plan	221,997
Total	4,060,911

See "Note 1. Summary of Significant Accounting Policies" on pages 46 through 49 of this report for the pro forma information, as required by SFAS 123 and SFAS 148, regarding net income and earnings per share determined as if we had accounted for our stock options under the fair-value method of those statements.

Note 7. Work Force Reduction Program

Due to the slowing economy and the resulting decline in advertising revenue, we announced in the second quarter of 2001 a work force reduction program affecting the majority of our newspapers. The work force reduction plan eliminated approximately 1,600 positions through early retirement programs as well as voluntary and involuntary buyouts and attrition. As a result of this plan, we incurred a pre-tax expense of $78.5 million, or $47.1 million net of tax, related to employee severance costs and benefits during the second quarter of 2001 in accordance with **EITF 94-3 – "LIABILITY RECOGNITION FOR CERTAIN EMPLOYEE TERMINATION BENEFITS AND OTHER COSTS TO EXIT AN ACTIVITY."** As of June 29, 2002, the plan was complete, substantially all payouts were made and there was no remaining accrual related to this work force reduction program in our Consolidated Balance Sheet as of December 28, 2003, and December 29, 2002.

Note 8. Related Party Transactions

We have regular transactions in the normal course of business with CareerBuilder, LLC, and Classified Ventures, LLC. At December 28, 2003, we owned 33.3% of CareerBuilder and 20.5% of Classified Ventures. In 2003, we recorded $31.0 million in sales related to CareerBuilder and $10.3 million related to Classified Ventures. We also had expenses related to services provided by CareerBuilder and Classified Ventures of $2.9 million and $6.4 million, respectively. During 2002, we recorded $26.4 million in sales related to CareerBuilder and $7.1 million related to Classified Ventures. The expenses recorded related to services provided by CareerBuilder and Classified Ventures were $3.0 million and $5.2 million. The transactions with CareerBuilder and Classified Ventures are negotiated at arm's length.

We have ongoing purchase commitments with SP and Ponderay, our two newsprint mill partnership investments. These future commitments are for the purchase of a minimum of $42.5 million and $13.8 million of newsprint in 2004 with SP and Ponderay, respectively, at current market prices. We also have a sales commitment with DN to supply them with 50% of their newsprint requirements, which in 2004 will be approximately $27.4 million. We have the resources necessary to fulfill these commitments in 2004.

Note 9. Goodwill and Other Intangible Assets

In June 2001, the FASB issued **SFAS 142 – "GOODWILL AND OTHER INTANGIBLE ASSETS."** Under SFAS 142, goodwill and indefinite-lived intangible assets are no longer amortized, but are reviewed at least annually for impairment. Separable intangible assets that are not deemed to have an indefinite life continue to be amortized over their useful lives. The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, we have applied the new accounting rules beginning December 31, 2001.

We completed our initial evaluation of goodwill and other intangible assets during the second quarter of 2002 and no impairment was indicated. As of October 1, 2003, we performed our annual evaluation of goodwill and other intangibles and again no impairment was indicated. All goodwill and indefinite-lived intangible assets are reported by the newspaper segment.

We owned 50% of CareerBuilder (formerly Career Holdings, Inc.), when it completed its evaluation of goodwill in the second quarter of 2002. We record our investment in CareerBuilder under the equity method of accounting. We reflected our share of CareerBuilder's impairment of goodwill, $24.3 million, or $0.29 per diluted share, arising from its adoption of SFAS 142 in the second quarter ended June 30, 2002, as a year-to-date cumulative effect of a change in accounting principle consistent with CareerBuilder's characterization of the write-down. No further impairment was identified as a result of CareerBuilder's annual evaluation of goodwill and other intangible assets.

We reassess the carrying value of its goodwill and intangible assets each year, unless indicators of impairment become apparent earlier.

On May 5, 2003, we amended our agreement with the Journal Gazette Company to extend the joint operating agreement in Fort Wayne, Indiana, to the year 2050. Under the amended terms we increased our partnership interest from 55% to 75%. The joint operating agreement governs the partnership and operation of Fort Wayne Newspapers, the agency that handles advertising sales, printing, distribution and administration of the two daily newspapers. The transaction resulted in a $42 million cash payment, which increased our goodwill balance on the Consolidated Balance Sheet.

The following table shows a 2003, 2002 and 2001 net income comparison had SFAS 142 been applied at the beginning of fiscal year 2001:

(In thousands, except per share amounts)	**2003**	2002	2001
Reported net income before cumulative effect of change in accounting principle of unconsolidated company	**$ 296,071**	$ 281,727	$ 184,824
Reported cumulative effect of change in accounting principle of unconsolidated company		(24,279)	
Goodwill and other intangible assets amortization			55,300
Adjusted net income	**$ 296,071**	$ 257,448	$ 240,124
Reported basic earnings per share before cumulative effect of change in accounting principle of unconsolidated company	**$ 3.68**	$ 3.39	$ 2.33
Reported cumulative effect of change in accounting principle of unconsolidated company		(0.29)	
Goodwill and other intangible assets amortization			0.73
Pro forma basic earnings per share	**$ 3.68**	$ 3.10	$ 3.06
Reported diluted earnings per share before cumulative effect of change in accounting principle of unconsolidated company	**$ 3.63**	$ 3.33	$ 2.16
Reported cumulative effect of change in accounting principle of unconsolidated company		(0.29)	
Goodwill and other intangible assets amortization			0.65
Pro forma diluted earnings per share	**$ 3.63**	$ 3.04	$ 2.81

Goodwill and other intangible assets, along with their weighted-average life, at December 28, 2003, consisted of the following:

(In thousands)	GROSS AMOUNT	ACCUMULATED AMORTIZATION	NET AMOUNT	WEIGHTED-AVERAGE LIFE
Intangible assets continuing to be amortized:				
Advertiser lists	$ 43,558	$ 25,991	$ 17,567	12.2
Subscriber lists	33,651	23,361	10,290	9.5
Other	860	520	340	10.0
Total	$ 78,069	$ 49,872	$ 28,197	11.0
Goodwill and other intangible assets not being amortized:				
Goodwill			$ 1,790,229	
Newspaper mastheads			284,284	
Intangible pension asset			23,336	
Other			670	
Total			2,098,519	
Total goodwill and other intangible assets			$ 2,126,716	

Estimated annual aggregate amount of amortization of other intangible assets expense will be approximately $6.8 million for 2004 through 2006, $4.1 million in 2007 and $1.3 million in 2008.

In 2002, we reclassified $21.6 million from other assets into goodwill and other intangible assets no longer being amortized. The change resulted from certain newspaper routes that had indefinite lives and were more appropriately classified in goodwill.

The defined benefit pension plans we sponsored were affected by losses in asset returns as well as increased benefit obligations due to declines in interest rates. The accumulated benefit obligation exceeded the fair value of plan assets for many of our pension plans. **SFAS 87 – "EMPLOYERS' ACCOUNTING FOR PENSION PLANS"** required recognition of an additional minimum liability for those deficient plans and, as a part of the transaction, we recorded $23.3 million and $27.0 million at December 2003 and 2002, respectively, as an intangible pension asset, an increase in goodwill and other intangible assets no longer being amortized.

A summary of the balances of goodwill, newspaper mastheads and other intangible assets as of December 29, 2002, and December 28, 2003, and the transactions for the fiscal year ended December 28, 2003, were:

(In thousands)	12/29/2002	CHANGE IN BALANCE OF INTANGIBLE PENSION ASSET	AMORTIZATION OF OTHER INTANGIBLES	ADDITIONS TO GOODWILL	12/28/2003
Goodwill	$ 1,748,229	**$ –**	**$ –**	**$ 42,000**	**$ 1,790,229**
Newspaper mastheads	284,284				**284,284**
Other	62,659	**(3,633)**	**(6,823)**		**52,203**
Total	$ 2,095,172	**$(3,633)**	**$(6,823)**	**$ 42,000**	**$ 2,126,716**

Note 10. Acquisitions and Dispositions

In January 2001, we sold MediaStream, Inc., for $3.6 million, consisting of $3.35 million in cash and a $250,000 note receivable. We recorded a $1.7 million pre-tax gain on the sale.

In November 2001, CareerBuilder (formerly Career Holdings, Inc.) acquired Headhunter.net, an online recruitment and career development business, for $9.25 per share in cash, or approximately $217 million. Our share was $108.5 million.

In January 2002, we sold our stock in MatchNet plc, realizing proceeds of $651,000 and recording an aggregate pre-tax loss of approximately $4.3 million.

In November 2001, CareerBuilder, Inc. acquired Headhunter.net, an online recruitment and career development business, for $9.25 per share in cash, or approximately $217 million. The acquisition was funded by capital contributions from Knight Ridder and Tribune Co. Our share was $108.5 million. On October 2, 2002, we and Tribune Co. each sold one-third of our respective interest in CareerBuilder to Gannett Co. Inc. for $98.2 million. Our share of the proceeds was approximately $49 million. The sale price was also our carrying value and no gain or loss was recorded on the sale. We currently own a 33.3% interest in CareerBuilder through KRD.

In March 2003, we sold our one-third share of InfiNet Company to Gannett Co. Inc., for approximately $4.5 million. We recorded a $1.0 million pre-tax gain on the sale.

In May 2003, we amended our agreement with the Journal Gazette Company to extend the joint operating agreement in Fort Wayne, Indiana, to the year 2050. Under the amended terms we increased our partnership interest from 55% to 75%. The joint operating agreement governs the partnership and operation of Fort Wayne Newspapers, the agency that handles advertising sales, printing, distribution and administration of the two daily newspapers. The transaction resulted in a $42 million increase in our goodwill balance on the Consolidated Balance Sheet.

Note 11. Pension and Other Postretirement Benefit Plans

The following disclosure conforms to **SFAS NO. 132 (REVISED 2003) – "EMPLOYERS' DISCLOSURES ABOUT PENSIONS AND OTHER POSTRETIREMENT BENEFITS."** Below is a summary of the components of net periodic benefit cost for the defined benefit plans and postretirement benefit plans (other benefits), along with the total amounts charged to pension expense for multi-employer union defined benefit plans, defined contribution plans and other agreements. We use a measurement date of the last day of our fiscal year for the majority of our pension and other postretirement benefit plans.

	PENSION BENEFITS			OTHER BENEFITS		
(In thousands)	**2003**	2002	2001	**2003**	2002	2001
Defined benefit plans:						
Service cost	**$ 34,238**	$ 35,558	$ 64,520	**$ 1,741**	$ 2,955	$ 1,685
Expected expenses paid by plan or company	**3,021**	3,112	4,777			
Interest cost	**87,589**	83,600	81,235	**10,785**	11,526	8,625
Expected return on plan assets	**(111,564)**	(109,091)	(110,251)		(730)	(739)
Recognized net actuarial (gain) loss	**3,513**	(5,455)	(11,954)	**2,212**	224	3,940
Amortization of prior service cost	**5,153**	5,468	6,524	**(3,878)**	(4,103)	(4,104)
Amortization of transition asset	**(44)**		227			
Settlement charge					(7,817)	
Immediate loss recognition				**799**		
Adjustments	**(94)**					
Net expense	**21,812**	13,192	35,078	**11,659**	2,055	9,407
Multi-employer union plans	**11,184**	13,247	11,500			
Defined contribution plans	**12,189**	11,920	11,789			
Other	**1,596**	2,273	1,731			
Net periodic benefit cost	**$ 46,781**	$ 40,632	$ 60,098	**$11,659**	$ 2,055	$ 9,407

Service cost in 2002 and 2001 included approximately $6.7 million and $35.6 million, respectively, related to accelerating the retirement of certain employees under the work force reduction program and settlement cost related to the termination of a plan for which benefits were replaced by a multi-employer pension plan.

Weighted-average assumptions used each year in accounting for defined benefit plans and postretirement benefits were:

	PENSION BENEFITS			OTHER BENEFITS		
	2003	2002	2001	**2003**	2002	2001
Discount rate as of year end	**6.25%**	6.75%	7.5%	**6.25%**	6.75%	7.5%
Expected return on plan assets	**9.0**	9.0	9.0		6.5	6.5
Rate of compensation increase	**3.8**	3.8	4.1		4.5	4.5
Medical trend rate:						
Initial				**10.0**	10.0	5.5
Reducing to this percentage by the eighth year				**5.0**	5.0	5.5

The Expected Return on Assets assumption was developed through analysis of historical market returns, current market conditions, and the fund's past experience. Estimates of future market returns by asset category are lower than actual long-term historical returns in order to generate a conservative forecast. Overall, it was projected that the funds could achieve a 9.0% net return over time, just from the asset allocation strategy. This assumes no benefit from manager selection strategies. In determining net periodic pension cost for 2004, the expected return on plan assets will be 8.75%.

The assumed health-care-cost trend rate has a significant effect on the amounts reported. A one-percentage-point change in the assumed health-care-cost trend rate would have the following effects:

(In thousands)	ONE-PERCENTAGE-POINT INCREASE	ONE-PERCENTAGE-POINT DECREASE
Effect on total of service and interest cost components in 2003	$ 725	$ (610)
Effect on postretirement benefit obligation as of December 28, 2003	$ 9,238	$ (7,997)

The following table sets forth the funded status and amounts recognized in the Consolidated Balance Sheet for our benefit plans, excluding liabilities of Detroit Newspapers that are reported net in the Consolidated Balance Sheet under the caption "Equity in unconsolidated companies and joint ventures":

	PENSION BENEFITS			OTHER BENEFITS		
(In thousands)	**2003**	2002	2001	**2003**	2002	2001
CHANGE IN BENEFIT OBLIGATION						
Benefit obligation at beginning of year	**$ 1,289,876**	$ 1,124,854	$ 1,063,691	**$ 156,495**	$ 133,621	$ 121,995
Service cost	**34,238**	35,558	64,520	**1,741**	2,955	1,685
Interest cost	**87,589**	83,600	81,235	**10,785**	11,526	8,625
Plan participants' contributions				**2,077**	1,901	1,428
Amendments	**414**	15,752	428	**(22,211)**		
Actuarial loss (gain)	**107,484**	113,261	14,583	**34,325**	37,770	14,239
Benefits paid	**(60,551)**	(63,808)	(99,603)	**(17,103)**	(20,523)	(14,351)
Effect of plan settlement		(19,341)			(10,755)	
Benefit obligation at end of year	**$ 1,459,050**	$ 1,289,876	$ 1,124,854	**$ 166,109**	$ 156,495	$ 133,621
CHANGE IN PLAN ASSETS						
Fair value of plan assets at beginning of year	**$ 1,045,143**	$ 1,079,956	$ 1,197,963	**$ –**	$ 10,892	$ 11,803
Actual return on plan assets	**229,534**	(86,868)	(24,954)		732	935
Company contributions	**29,730**	138,039	24,598	**15,026**	17,753	11,077
Plan participants' contributions				**2,077**	1,901	1,428
Benefits paid	**(60,551)**	(63,808)	(99,603)	**(17,103)**	(20,523)	(14,351)
Severance payments			(13,461)			
Expenses paid by plan	**(3,253)**	(2,835)	(4,587)			
Effect of plan settlement		(19,341)			(10,755)	
Fair value of plan assets at end of year	**$ 1,240,603**	$ 1,045,143	$ 1,079,956	**$ –**	$ –	$ 10,892
Funded status of plan	**$ (218,447)**	$ (244,733)	$ (44,898)	**$ (166,109)**	$ (156,495)	$ (122,729)
Unrecognized net actuarial (gain) loss	**297,110**	310,833	(4,222)	**71,290**	39,976	(5,977)
Unrecognized prior service cost	**29,825**	34,564	31,598	**(22,211)**	(3,878)	(7,982)
Unrecognized transition asset	**(18)**	(63)	(63)			
Net prepaid (accrued) benefit cost	**$ 108,470**	$ 100,601	$ (17,585)	**$ (117,030)**	$ (120,397)	$ (136,688)

In 2002, we amended the LA Guild plan, which increased the benefit by $7.3 million. A prior service cost was not established for this amendment because of plan termination.

In December 2003, an amendment to the postretirement plan was adopted. This amendment states that employees who retire subsequent to January 2004 will no longer be provided company-paid life insurance. There is no effect on the post-retirement expense recorded for fiscal year 2003. The effect of the plan amendment is to reduce the future benefit obligation by $12.0 million as of February 2004. In addition, changes in a postretirement medical plan reduced the benefit obligation by $10.2 million.

At the end of 2003 and 2002, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans and pension plans with an accumulated benefit obligation in excess of plan assets, were as follows:

	ALL PENSION PLANS		THOSE PLANS WHOSE ACCUMULATED BENEFIT OBLIGATION EXCEEDS THE FAIR VALUE OF PLAN'S ASSETS	
(In thousands)	**2003**	2002	**2003**	2002
Projected benefit obligation	**$ 1,459,050**	$ 1,289,876	**$ 1,273,451**	$ 1,152,580
Accumulated benefit obligation	**1,334,855**	1,183,485	**1,158,263**	1,056,481
Fair value of plan assets	**1,240,603**	1,045,143	**1,059,330**	912,676

A law was enacted in late 2003 to provide certain prescription drug coverage under the Medicare program, effective in 2006. Under this law, beginning in 2006 certain tax-free subsidy payments will be made to employers that provide prescription drug coverage that is at least actuarially equivalent to the benefits provided by the new Medicare program, with respect to those retirees who receive such coverage under the employer's plan in lieu of Medicare. We expect that we will receive subsidy payments, the extent of which cannot be determined. The results presented in this statement do not reflect the impact of this new law. Specific authoritative guidance on the accounting for federal subsidy is pending and that guidance, when issued, could require us to change previously reported plan information.

Amounts recognized in the Consolidated Balance Sheet for plans we sponsor consist of:

	PENSION BENEFITS			OTHER BENEFITS		
(In thousands)	**2003**	2002	2001	**2003**	2002	2001
Prepaid benefit cost	**$ 157,310**	$ 148,509	$ 63,428	**$ –**	$ –	$ –
Accrued benefit liability	**(48,841)**	(47,908)	(81,013)	**(117,030)**	(120,397)	(136,688)
Additional minimum liability	**(150,523)**	(192,572)	(7,852)			
Deferred tax asset	**47,569**	61,936				
Intangible pension asset	**23,336**	26,969	7,852			
Accumulated other comprehensive income	**79,619**	103,667				
Net prepaid (accrued) benefit cost	**$ 108,470**	$ 100,601	$(17,585)	**$(117,030)**	$(120,397)	$(136,688)

During 2002, the defined benefit pension plans we sponsored were affected by increased benefit obligations due to the decline in interest rates. As a result, at December 28, 2003 and December 29, 2002, the accumulated benefit obligation exceeded the fair value of plan assets for many of our pension plans. SFAS 87 requires recognition of an additional minimum liability for those deficient plans and, as a result, the minimum pension liability recorded as of 2003 and 2002 were $103.7 million and $79.6 million, respectively.

As of December 28, 2003, we reflected our share of DN's minimum pension liability by recording an increase in our investment in DN and our Accumulated Other Comprehensive Income of $30.2 million, net of taxes of $11.3 million, or $18.9 million. Related taxes were recorded as an increase to Deferred tax asset.

In 2002, with the concurrence of the Philadelphia Guild employees, we transferred certain severance obligations formerly accounted for as postretirement benefits under the company-sponsored plan to a multi-employer pension plan. Concurrent with the transfer, we contributed $3 million to the multi-employer plan. An employer participating in a multi-employer plan recognizes as net pension expense the required contribution each period and a liability solely for any contributions due and unpaid. Accordingly, upon the transfer we recognized a gain of $15 million, consisting of the previously recorded $18 million postretirement benefit obligation for the Guild plan at the date of the transfer, net of the $3 million contribution.

Our asset allocation for our pension plans at the end of 2002 and 2003 and our target allocation range, by asset category, are as follows:

	TARGET ALLOCATION	PERCENTAGE OF PLAN ASSETS AT YEAR END	
ASSET CATEGORY	RANGE	**2003**	2002
Equity securities	40% – 70%	**66%**	61%
Debt securities	23% – 45%	**27%**	32%
Real estate	0% – 8%	**4%**	5%
Other	0% – 10%	**3%**	2%
Total		**100%**	100%

These results represent a weighted average, taking into account a number of different plans and investment policies. Statements of investment policy covering the plans outline the governance structure for making decisions, set objectives and restrictions, including policy allocation ranges and outline criteria for selecting and evaluating managers. Investment managers are given tailored directives that take their capabilities into account. Use of derivatives is permitted only where the manager meets special guidelines. A pension investment committee is responsible for monitoring compliance with the policy.

The pension funds do not hold Knight Ridder securities (common stock or other) directly or in separately managed accounts.

Expected Cash Flows

Information about the expected cash flows for the pension and other postretirement benefit plans is as follows:

(In thousands)

EMPLOYER CONTRIBUTIONS	PENSION BENEFITS	OTHER BENEFITS
2004 (expected)	$ 6,792	–

Employee Labor Arrangements

We have approximately 18,000 FTEs, approximately 28% of whom are represented by 67 local unions and work under multi-year collective bargaining agreements. Individual newspapers that have one or more collective bargaining agreements are in Akron, Detroit, Duluth, Fort Wayne, Grand Forks, Kansas City, Lexington, Monterey, Philadelphia, Saint Paul, San Jose, State College and Wichita. These agreements are renegotiated in the years in which they expire. During 2004, there will be negotiations to extend collective bargaining agreements in Akron, Detroit, Grand Forks, Kansas City, Saint Paul, State College and Wichita, representing approximately 800 employees.

Note 12. Quarterly Operations (Unaudited)

Our largest source of revenue, retail advertising, is seasonal and tends to fluctuate with retail sales in markets served. Historically, retail advertising is higher in the second and fourth quarters. National advertising, while not as seasonal as retail, is lower during the summer months.

Classified advertising revenue in the past has been a reflection of the overall economy and has not been significantly affected by seasonal trends.

The following table summarizes our quarterly results of operations:

(In thousands, except per share data)

		QUARTER			
	DESCRIPTION	FIRST	SECOND	THIRD	FOURTH
2003	Operating revenue	**$ 699,313**	**$ 743,953**	**$ 707,216**	**$ 795,509**
	Operating income	**110,551**	**150,794**	**128,995**	**177,267**
	Net income	**50,672**	**77,218**	**69,149**	**99,032**
	Earnings per share:				
	Basic	**0.62**	**0.96**	**0.86**	**1.24**
	Diluted	**0.62**	**0.95**	**0.85**	**1.22**
	Dividends declared per common share	**0.27**	**0.27**	**0.32**	**0.32**
2002	Operating revenue	$ 698,627	$ 736,157	$ 711,163	$ 780,888
	Operating income	120,830	157,463	142,826	184,243
	Net income before cumulative change in accounting principle of unconsolidated company	51,768	76,794	56,536	96,629
	Cumulative change in accounting principle of unconsolidated company	(24,279)			
	Net income[(a)]	27,489	76,794	56,536	96,629
	Earnings per share:				
	Basic	0.62	0.92	0.68	1.18
	Diluted	0.60	0.90	0.67	1.16
	Cumulative change in accounting principle of unconsolidated company:				
	Basic	(0.29)			
	Diluted	(0.28)			
	Net income per share:				
	Basic	0.33	0.92	0.68	1.18
	Diluted	0.32	0.90	0.67	1.16
	Dividends declared per common share	0.25	0.25	0.25	0.27

(a) Includes after-tax charge of $11.3 million related to the CareerBuilder LLC conversion in the first quarter.

Note 13. Accumulated Other Comprehensive Loss

During 2002, the defined benefit pension plans we sponsor were affected by losses in asset returns as well as increased benefit obligations due to the decline in interest rates. As a result, at December 29, 2002, the accumulated benefit obligation exceeded the fair value of plan assets for many of our pension plans. SFAS 87 requires recognition of an additional minimum liability for those deficient plans and, as a result, we recorded an other comprehensive loss of $103.7 million, net of taxes, in 2002. Due to more favorable market conditions during 2003, we were able to offset $24.1 million of the $103.7 million other comprehensive loss, leaving a $79.6 million accumulated other comprehensive loss on our Consolidated Balance Sheet, related entirely to the minimum pension liability on plans we sponsor. Also included in accumulated other comprehensive loss is $18.9 million reflecting our share of DN's minimum pension liability, net of tax of $11.3 million.

Note 14. Commitments and Contingencies

At December 28, 2003, we had lease commitments currently estimated to aggregate approximately $91.7 million that expire from 2004 through 2051 as follows:

(In thousands)	
2004	$ 22,976
2005	18,074
2006	14,329
2007	11,919
2008	8,993
2009 and thereafter	15,391
Total	$ 91,682

Payments under the lease contracts were $25.3 million in 2003, $25.9 million in 2002 and $25.2 million in 2001.

In connection with our insurance program, letters of credit totaling $56.5 million are required to support certain projected workers' compensation obligations.

We have ongoing purchase commitments with SP and Ponderay, our two newsprint mill partnership investments. These future commitments are for the purchase of a minimum of $42.5 million and $13.8 million of newsprint in 2004 with SP and Ponderay, respectively, at current market prices. We also have a sales commitment with DN to supply them with 50% of their newsprint requirements, which in 2004 will be approximately $27.4 million. We have the resources necessary to fulfill these commitments in 2004.

Our wholly-owned subsidiary, MediaStream, Inc. ("MediaStream"), was named as one of a number of defendants in two separate class action lawsuits that have been consolidated with one other similar lawsuit by the Judicial Panel on Multi-District Litigation under the caption "In re Literary Works in Electronic Databases Copyright Litigation," M.D.L. Docket No. 1379 (the "Multi-District Litigation"). The two lawsuits originally filed against MediaStream in September 2000 were: *The Authors Guild, Inc. et al. v. The Dialog Corporation et al.*, and *Posner et al. v. Gale Group Inc. et al.* These lawsuits were brought by or on behalf of free-lance authors who allege that the defendants have infringed plaintiffs' copyrights by making plaintiffs' works available on databases operated by the defendants. The plaintiffs are seeking to be certified as class representatives of all similarly situated free-lance authors.

The two lawsuits were initially stayed pending disposition by the U.S. Supreme Court of *New York Times Company et al. v. Tasini et al.*, No. 00-21. On June 25, 2001, the Supreme Court ruled that the defendants in *Tasini* did not have a privilege under Section 201 of the Copyright Act to republish articles previously appearing in print publications absent the author's separate permission for electronic republication. The judge has ordered the parties in the Multi-District Litigation to try to resolve the claims through mediation, which commenced November 2001, and the parties have agreed to a limited stay to respond to the complaint during such mediation, which may be terminated by the plaintiffs upon 30-days prior written notice. In September 2001, the plaintiffs submitted an amended complaint, which named us as an additional defendant and made reference to KRD.

Plaintiffs in the Multi-District Litigation seek actual damages, statutory damages and injunctive relief, among other remedies. The company and MediaStream intend to contest liability and vigorously defend their positions in the litigation, including opposing class certification. In addition, MediaStream has indemnity agreements from various content providers supplying articles to MediaStream's databases that could mitigate its potential exposure.

There can be no assurance that we will prevail in the above legal proceedings and management cannot estimate the exposure if we do not prevail. A ruling against us in any of the proceedings described above may have a material adverse effect on our financial condition and results of operation. In addition to the matters described above, we are also involved in litigation and administrative proceedings, primarily libel and copyright infringement actions and environmental and other legal proceedings that have arisen in the ordinary course of business. In the opinion of management, except as set forth above, our liability, if any, under any other pending litigation or administrative proceedings will not materially affect our consolidated financial position or results of operations.

Note 15. Detail of "Other, net"

The "Other, net" line within "Other expense" on the consolidated statement of income for the fiscal years ended 2003, 2002 and 2001 is summarized in the table below:

(In millions)	**2003**	2002	2001
Realized losses on sales of marketable securities	**$ –**	$(4.3)	$(11.9)
Other-than-temporary impairment of cost-basis Internet-related investments	**(1.6)**	(3.1)	(16.8)
Other	**(0.1)**	(2.1)	(2.0)
Total	**$(1.7)**	$(9.5)	$(30.7)

In the first quarter of 2001, we sold our holdings in InfoSpace, Inc., AT&T, Webvan Group, inc. and other smaller Internet-related investments, realizing an aggregate pre-tax loss of approximately $11.9 million. Additionally, we recorded other-than-temporary declines in a number of other cost basis Internet-related investments of $16.8 million in 2001.

On January 8, 2002, we sold our stock in MatchNet plc, realizing proceeds of $651,000 and recording an aggregate pre-tax loss of approximately $4.3 million. Additionally, we recorded other-than-temporary declines in a number of other cost-basis Internet-related investments of $3.1 million in 2002. As of December 29, 2002, the carrying value of the remaining cost basis investments was $1.6 million.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Knight Ridder, Inc.

Dated:
March 9, 2004

/s/ P. Anthony Ridder
By: P. Anthony Ridder
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Dated:
March 9, 2004

/s/ P. Anthony Ridder
By: P. Anthony Ridder
Chairman and Chief Executive Officer
(Principal Executive Officer)

Dated:
March 9, 2004

/s/ Gary R. Effren
By: Gary R. Effren
Chief Financial Officer and
Senior Vice President/Finance
(Principal Financial Officer)

Dated:
March 9, 2004

/s/ Carlos A. Abaunza
By: Carlos Abaunza
Vice President and Controller
(Principal Accounting Officer)

Dated:

By: Mark A. Ernst
Director

Dated:
March 9, 2004

/s/ Kathleen Foley Feldstein
By: Kathleen Foley Feldstein
Director

Dated:
March 9, 2004

/s/ Thomas P. Gerrity
By: Thomas P. Gerrity
Director

Dated:
March 9, 2004

/s/ Ronald D. Mc Cray
By: Ronald D. Mc Cray
Director

Dated:
March 9, 2004

/s/ Pat Mitchell
By: Pat Mitchell
Director

Dated:
March 9, 2004

/s/ M. Kenneth Oshman
By: M. Kenneth Oshman
Director

Dated:
March 9, 2004

/s/ Vasant Prabhu
By: Vasant Prabhu
Director

Dated:
March 9, 2004

/s/ P. Anthony Ridder
By: P. Anthony Ridder
Director

Dated:
March 9, 2004

/s/ Gonzalo F. Valdes-Fauli
By: Gonzalo F. Valdes-Fauli
Director

Dated:
March 9, 2004

/s/ John E. Warnock
By: John E. Warnock
Director

Dated:
March 9, 2004

/s/ Gary R. Effren
By: Gary R. Effren
Attorney-in-fact

Exhibit Index

Exhibits marked with an asterisk are management contracts or compensatory plans or arrangements filed pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K. Unless otherwise indicated, all other documents listed are filed with this report.

EXHIBIT	DESCRIPTION
2	Disposition of Assets, dated as of March 18, 1998, is incorporated by reference to the Company's Report on Form 8-K filed March 31, 1998.
3.1	Amended and Restated Articles of Incorporation of Knight-Ridder, Inc. (amended and restated as of February 3, 1998), are incorporated by reference to the Company's Report on Form 10-K filed March 13, 1998.
3.2	Bylaws of Knight-Ridder, Inc. (as amended to date) is incorporated by reference to the Company's Report on Form 10-K filed March 5, 2003.
4.1	Indenture, dated as of February 15, 1986, between Knight-Ridder, Inc. and Manufacturers Hanover Trust Company, as Trustee, is incorporated by reference to Exhibit 4 to the Company's Registration Statement on Form S-3 (No. 33-28010).
4.2	First Supplemental Indenture, dated as of April 15, 1989, to the Indenture, dated as of February 15, 1986, between Knight-Ridder, Inc. and Chase Manhattan Bank (as successor to Manufacturers Hanover Trust Company), as Trustee, is incorporated by reference to the Company's Report on Form 8-K, filed April 30, 1989.
4.3	Rights Agreement, dated as of June 21, 1996, between Knight-Ridder, Inc. and ChaseMellon Shareholder Services, LLC, is incorporated by reference to the Company's Report on Form 8-K filed July 10, 1996.
4.4	First Amendment to Rights Agreement, dated as of July 25, 2000, between Knight-Ridder, Inc. and ChaseMellon Shareholder Services, LLC. as Rights Agent, is incorporated by reference to the Company's Report on Form 8-A/A filed August 10, 2000.
4.5	Indenture, dated as of November 4, 1997, between Knight-Ridder, Inc. and The Chase Manhattan Bank of New York, as Trustee, is incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-3 (No. 333-37603).
4.6	First Supplemental Indenture, dated as of June 1, 2001, between Knight-Ridder, Inc.; The Chase Manhattan Bank of New York, as original Trustee; and The Bank of New York, as series Trustee, is incorporated by reference to Exhibit 4 to the Company's Report on Form 8-K filed June 1, 2001.
10.1	Knight-Ridder, Inc. Employee Stock Option Plan (as amended through January 28, 2003) is incorporated by reference to the Company's Report on Form 10-K filed March 5, 2003.*
10.2	Knight-Ridder, Inc. Compensation Plan for Nonemployee Directors (as amended through April 22, 2003) is incorporated by reference to Exhibit 99 to the Company's Registration Statement on Form S-8 filed November 26, 2003 (No. 333-110794).*
10.3	Knight-Ridder, Inc. Annual Incentive Plan (as amended and restated effective as of January 1, 2004).*
10.4	Knight-Ridder, Inc. Long-Term Incentive Plan (as adopted effective as of January 1, 2003) is incorporated by reference to the Company's Report on Form 10-K filed March 5, 2003.*
10.5	Executive Officer's Retirement Agreement dated as of December 19, 1991, is incorporated by reference to the Company's Form 10-K filed March 23, 1994.*
10.6	Executive Income Security Agreement (as amended effective as of October 24, 2000) is incorporated by reference to the Company's Form 10-K filed March 28, 2001.*
10.7	Knight-Ridder, Inc. Annual Incentive Deferral Plan (effective as of November 1, 1996) is incorporated by reference to the Company's Form 10-K filed March 29, 2002.*
10.8	First Amendment to the Knight-Ridder Annual Incentive Deferral Plan is incorporated by reference to the Company's Form 10-K filed March 29, 2002.*
10.9	Second Amendment to the Knight-Ridder, Inc. Annual Incentive Deferral Plan (as amended effective as of January 1, 2000) is incorporated by reference to the Company's Form 10-K filed March 29, 2002.*
10.10	Third Amendment to the Knight-Ridder, Inc. Annual Incentive Deferral Plan (as amended effective October 1, 2001) is incorporated by reference to the Company's Form 10-K filed March 29, 2002.*
12	Statement regarding computation of earnings-to-fixed-charges ratio from continuing operations.
14	Knight Ridder Code of Business Ethics (as amended through January 27, 2004) is incorporated by reference to Exhibit 14 to the Company's Report on Form 8-K filed January 4, 2004.
21	Subsidiaries of Knight-Ridder, Inc.
23	Consent of Independent Certified Public Accountants
24	Powers of Attorney
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-15(a) and Rule 15d-15(a) of the Securities Exchange Act, as amended.
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-15(a) and Rule 15d-15(a) of the Securities Exchange Act, as amended.
32	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) and Rule 15d-14(b) of the Securities Exchange Act, as amended.

**Denotes a management contract or compensatory plan or arrangement.*

SCHEDULE II

Item 15(d)

KNIGHT-RIDDER, INC. AND SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS
FOR THE THREE YEARS ENDED DECEMBER 28, 2003
(In thousands)

COLUMN A	COLUMN B	COLUMN C	COLUMN D	COLUMN E
		ADDITIONS		
	BALANCE AT	CHARGED TO		BALANCES
	BEGINNING	COSTS AND		AT END OF
DESCRIPTION	OF PERIOD	EXPENSES	DEDUCTIONS	PERIOD
Year ended December 28, 2003				
Reserves and allowances:				
Accounts receivable allowances	**$ 21,085**	**$ 18,228**	**$ 19,448**	**$ 19,865**
Rebate reserve	**17,564**	**15,871**	**19,850**	**13,585**
	$ 38,649	**$ 34,099**	**$ 39,298**	**$ 33,450**
Year ended December 29, 2002				
Reserves and allowances:				
Accounts receivable allowances	$ 23,811	$ 19,862	$ 22,588	$ 21,085
Rebate reserve	20,091	17,273	19,800	17,564
	$ 43,902	$ 37,135	$ 42,388	$ 38,649
Year ended December 30, 2001				
Reserves and allowances:				
Accounts receivable allowances	$ 20,238	$ 31,958	$ 28,385	$ 23,811
Rebate reserve	15,705	27,136	22,750	20,091
	$ 35,943	$ 59,094	$ 51,135	$ 43,902

EXHIBITS

Exhibit 12

COMPUTATION OF EARNINGS TO FIXED CHARGES RATIO
FROM CONTINUING OPERATIONS

	YEAR ENDED				
	DEC. 28,	DEC. 29,	DEC. 30,	DEC. 31,	DEC. 26,
(In thousands of dollars, except ratio data)	**2003**	2002	2001	2000	1999
Fixed charges computation					
Interest expense:					
Net interest expense	**$ 68,715**	$ 74,251	$ 98,872	$ 114,422	$ 92,247
Plus capitalized interest	**2,079**	718	1,961	2,230	5,197
Gross interest expense	**70,794**	74,969	100,833	116,652	97,444
Proportionate share of interest expense					
of 50% owned persons					
Interest component of rent expense	**8,219**	8,671	8,641	8,774	8,229
Total fixed charges	**$ 79,013**	$ 83,640	$ 109,474	$ 125,426	$ 105,673
Earnings computation					
Pre-tax earnings	**$ 463,014**	$ 448,670	$ 307,399	$ 525,290	$ 568,015
Add: fixed charges	**79,013**	83,640	109,474	125,426	105,673
Less: capitalized interest	**(2,079)**	(718)	(1,961)	(2,230)	(5,197)
Add: distributions in excess of					
(less than) earnings of investees	**2,018**	57,418	32,519	1,505	2,506
Total earnings as adjusted	**$ 541,966**	$ 589,010	$ 447,431	$ 649,991	$ 670,997
Ratio of earnings to fixed charges	**6.9:1**	7.0:1	4.1:1	5.2:1	6.3:1

Exhibit Index

Exhibit 21

SUBSIDIARIES OF KNIGHT-RIDDER, INC.

COMPANY NAME	STATE OF INCORPORATION
Aberdeen News Company	Delaware
Aboard Publishing, Inc.	Florida
The Beacon Journal Publishing Company	Ohio
Belleville News-Democrat	*
Belton Publishing Company, Inc.	Missouri
Biscayne Bay Publishing, Inc.	Florida
The Bradenton Herald, Inc.	Florida
Cass County Publishing Company, Inc.	Missouri
Circom Corporation	Pennsylvania
Consumer & Community Publishing, Inc.	Delaware
Contra Costa Newspapers, Inc.	California
Cypress Media, Inc.	New York
Cypress Media, LLC	Delaware
Dagren, Inc.	Florida
Detroit Free Press, Incorporated	Michigan
Double A Publishing, Inc.	Florida
Duluth News-Tribune & Herald	*
Fort Worth Star-Telegram	*
The Gables Publishing Company, Inc.	Florida
Grand Forks Herald, Incorporated	Delaware
Gulf Publishing Company, Inc.	Mississippi
Hills Publications, Inc.	California
HLB Newspapers, Inc.	Missouri
Kansas City Star	*
Keltatim Publishing Company, Inc.	Kansas
Keynoter Publishing Company, Inc.	Florida
Knight News Services, Inc.	Michigan
The Knight Publishing Co.	Delaware
Knight Ridder Digital	Delaware
Knight-Ridder International, Inc.	Delaware
Knight-Ridder Investment Company	Delaware
Knight-Ridder Leasing Company	Florida
Knight-Ridder Newspaper Sales, Inc.	New York
Knight Ridder Resources, Inc.	Florida
Knight-Ridder Shared Services, Inc.	Florida
Knight Ridder Sales, Inc.	Delaware
KR Land Holding Corporation	Delaware
KR Net Ventures, Inc.	Delaware
KR Newsprint Company	Florida
KR U.S.A., Inc.	Delaware
KR Video, Inc.	Delaware
KRI Property, Inc.	Florida
Lee's Summit Journal, Inc.	Missouri
LEXHL Ltd. Partnership	Kentucky
Lexington H-L Services, Inc.	Kentucky
Lexington Press Inc.	Kentucky
The Macon Telegraph Publishing Company	Georgia
Mail Advertising Corporation of Abilene	Texas
Marketplace Advertising, Inc.	Pennsylvania
MediaStream, Inc.	Delaware
The Miami Herald Publishing Company	*
The Monterey County Herald	*
Monterey Newspapers, Inc.	Colorado
News Publishing Company	Indiana
Nittany Printing and Publishing Company	Pennsylvania
Nor-Tex Publishing, Inc.	Texas
Northwest Publications, Inc.	Delaware
Philadelphia Newspapers, Inc.	Pennsylvania
Phillytech, Inc.	Pennsylvania
ProMedia Publishing Company	Delaware
Quad County Publishing, Inc.	Illinois
Richwood, Inc.	Florida
Runways Pub., Inc.	Delaware
The R.W. Page Corporation	Georgia
Saint Paul Pioneer Press	*
San Jose Mercury News, Inc.	California
San Luis Obispo Telegraph-Tribune	*
Star-Telegram Operating, Ltd.	Texas
The State-Record Company, Inc.	Delaware
Sun Publishing Company, Inc.	South Carolina
Tallahassee Democrat, Inc.	Florida
Tribune Newsprint Company	Utah
Twin Cities Newspaper Services, Inc.	Minnesota
Twin Cities Shopper, Inc.	Delaware
Wichita Eagle and Beacon Publishing Company, Inc.	Kansas
Wilkes-Barre Times Leader	*

**The entity listed is a division, not a legal entity.*

Exhibit 23

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in Registration Statement on Form S-8 dated December 1, 1998, in Registration Statement on Form S-8 dated June 8, 1999, in Registration Statement on Form S-3 dated June 29, 2001, in Registration Statement on Form S-8 dated May 24, 2002, in Registration Statement on Form S-8 dated June 25, 2003, in Registration Statement on Form S-8 dated November 26, 2003 of Knight-Ridder, Inc. and in the related Prospectuses, of our report dated February 20, 2004, with respect to the consolidated financial statements and schedule of Knight-Ridder, Inc. included in this Annual Report (Form 10-K) for the year ended December 28, 2003.

Ernst + Young LLP

San Jose, California
March 8, 2004

Exhibit 31.1

Certification of Chief Executive Officer
Pursuant to Rule 13a-15(a) and Rule 15d-15(a)
of the Securities Exchange Act, as amended.

I, P. Anthony Ridder, certify that:

1. I have reviewed this Annual Report on Form 10-K of Knight-Ridder, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

March 9, 2004

/s/ P. Anthony Ridder
P. Anthony Ridder
Chairman and Chief Executive Officer

Exhibit 31.2

Certification of Chief Financial Officer
Pursuant to Rule 13a-15(a) and Rule 15d-15(a)
of the Securities Exchange Act, as amended.

I, Gary R. Effren, certify that:

1. I have reviewed this Annual Report on Form 10-K of Knight-Ridder, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

March 9, 2004

/s/ Gary R. Effren
Gary R. Effren
Senior Vice President/Finance
and Chief Financial Officer

Exhibit 32

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
AND CHIEF FINANCIAL OFFICER
PURSUANT TO RULE 13A-14(B) AND RULE 15D-14(B)
OF THE SECURITIES EXCHANGE ACT, AS AMENDED.

In connection with the Annual Report of Knight-Ridder, Inc. (the "Company") on Form 10-K for the fiscal year ended December 28, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), P. Anthony Ridder, Chairman and Chief Executive Officer and Gary R. Effren, Senior Vice President/Finance and Chief Financial Officer of the Company, hereby certify pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 9, 2004

/s/ P. Anthony Ridder
P. Anthony Ridder
Chairman & Chief Executive Officer

/s/ Gary R. Effren
Gary R. Effren
Senior Vice President/Finance
and Chief Financial Officer

Board of Directors


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1) P. ANTHONY RIDDER, 63 Chairman and CEO, and chairman of the Management Committee of Knight Ridder; a director since 1987. Member of Executive and Environmental committees. B.A., economics, University of Michigan, 1962.

2) MARK A. ERNST, 45 Chairman, president and CEO of H&R Block, Inc., a leading provider of tax preparation, mortgage services and financial products and services; a director since January 2004.

3) KATHLEEN FOLEY FELDSTEIN, 62 President of Economics Studies, Inc., a private consulting firm; a director since 1998. Chair of Nominating/Corporate Governance Committee and member of Audit and Executive committees. Ph.D., economics, Massachusetts Institute of Technology, 1977; B.A., Russian literature, Radcliffe College, 1962.

4) THOMAS P. GERRITY, 62 Professor and former dean of The Wharton School of the University of Pennsylvania; a director since 1998. Member of Compensation and Nominating/Corporate Governance committees. Ph.D., management, Massachusetts Institute of Technology, 1970; M.S., electrical engineering, MIT, 1964; B.S., electrical engineering, MIT, 1963.

5) RONALD D. MC CRAY, 46 Senior vice president/law and government affairs of Kimberly-Clark Corporation, a global marketer of such well-known consumer brands as Kleenex, Huggies and Kotex; a director since 2003. Member of Environmental and Nominating/Corporate Governance committees. J.D., Harvard Law School, 1983; B.A., government, Cornell University, 1979.

6) PAT MITCHELL, 61 President and CEO, Public Broadcasting Service, the nation's only noncommercial media enterprise; a director since 2002. Chair of Environmental Committee and member of Compensation Committee. Honorary doctorate of arts and letters, Emerson College, 2001; M.A., English, University of Georgia, 1968; B.A., English/drama, University of Georgia, 1965.

7) M. KENNETH OSHMAN, 63 Chairman and CEO of Echelon Corporation, a leading provider of networks connecting everyday devices to each other and the Internet; a director since 1996. Chair of Compensation Committee and member of Executive and Nominating/Corporate Governance committees. Ph.D., electrical engineering, Stanford University, 1967; M.S., electrical engineering, Stanford, 1965; B.S., electrical engineering, Rice University, 1963; B.A., electrical engineering, Rice, 1962.

8) VASANT PRABHU, 44 Executive vice president/CFO and president/E-Commerce of Starwood Hotels and Resorts, a leading owner, manager and franchiser of hotels and resorts worldwide under such brand names as Sheraton, Westin, St. Regis, Luxury Collection and W.; a director since 2003. Member of Audit and Environmental committees. M.B.A., marketing and finance, University of Chicago, 1983; B.S., engineering, Indian Institute of Technology, 1981.

9) GONZALO F. VALDES-FAULI, 57 Retired vice chairman, Barclays Capital (Latin America), and former CEO, Barclays Group Latin America, an international bank; a director since 1992. Chair of Audit Committee and member of Compensation Committee. Master's in international finance, Thunderbird Graduate School for International Management, 1970; B.S., economics, Spring Hill College, 1968.

10) JOHN E. WARNOCK, 63 Co-founder and co-chairman of Adobe Systems, Inc., a leading software development firm; a director since 2001. Member of Audit and Nominating/Corporate Governance committees. Ph.D., electrical engineering (computer science), 1969; M.S., mathematics, 1964; B.S., mathematics and philosophy, 1961, University of Utah; honorary degree, science, University of Utah, 1997.

Ages as of Feb. 1, 2004

Management Committee


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1) P. ANTHONY RIDDER, 63 Chairman of the Management Committee since 1995; Knight Ridder chairman and CEO since 1995. Served as president 1989 to 1995; president of the Newspaper Division 1986 to 1995. Served as publisher, San Jose Mercury News, 1977 to 1986. B.A., economics, University of Michigan, 1962.

2) JERRY CEPPOS, 57 Vice president/news since 1999. Oversees news operations of Knight Ridder's 31 daily newspapers; responsible for the Knight Ridder Washington Bureau and the content of Knight Ridder/Tribune Information Services. Served as vice president and executive editor, San Jose Mercury News, 1995 to 1999. B.S., journalism, University of Maryland, 1969.

3) MARY JEAN CONNORS, 51 Senior vice president since 2003; vice president/human resources 1989 to 2003. Oversees human resources for Knight Ridder; manages annual strategy and goal-setting. Stanford Executive Program, Stanford University, 1999; B.A., English, Miami University in Oxford, Ohio, 1973.

4) GARY R. EFFREN, 47 Senior vice president/CFO since 2001. Oversees all finance functions of the company and helps develop strategy and evaluate business opportunities. Served as vice president/controller 1995 to 2001. M.B.A., University of Miami, 1989; B.S., accounting, Rider College, 1978; CPA.

5) MIKE PITTMAN, 46 Vice president/marketing since 2001. Oversees planning and implementation of strategic marketing initiatives, including sales, branding efforts, reader and advertising research, new product initiatives and database marketing across the company. Served as executive vice president and general manager, The Kansas City Star, 1997 to 2001. M.B.A., marketing, University of Iowa, 1982; B.A., journalism, University of Iowa, 1980.

Ages as of Feb. 1, 2004

6) STEVEN B. ROSSI, 54 President/Newspaper Division since 2001. Responsible for all Knight Ridder newspaper operations. Also directly oversees newspapers in Akron, Charlotte, Columbia, Contra Costa, Detroit, Fort Worth, Kansas City, Lexington, Miami, Philadelphia, St. Paul and San Jose; publishers report to him. Served as senior vice president/operations, Knight Ridder, 1998 to 2001; executive vice president and general manager, Philadelphia Newspapers, Inc., 1992 to 1998. M.B.A., The Wharton School of the University of Pennsylvania, 1974; B.A., economics, Ursinus College, 1971.

7) HILARY SCHNEIDER, 42 Vice president since 2002 and president and CEO of Knight Ridder Digital. Heads the company's Internet operations and helps lead the company's interactive strategies and investments. Served as CEO, Red Herring Communications, 2000 to 2002; president and CEO, Times Mirror Interactive, 1999 to 2000; general manager, The Baltimore Sun Company, 1998 to 1999. M.B.A., Harvard Business School, 1986; B.A., economics, Brown University, 1982.

8) MAC TULLY, 47 Vice president/operations since January 2004. Oversees operations for newspapers in Aberdeen, Belleville, Biloxi, Bradenton, Columbus, Duluth, Fort Wayne, Grand Forks, Macon, Monterey, Myrtle Beach, San Luis Obispo, State College, Tallahassee, Wichita and Wilkes-Barre; publishers report to him. Served as publisher, Bradenton Herald, 1999 to 2004; senior vice president/advertising, Fort Worth Star-Telegram and publisher, Arlington Star-Telegram, 1992 to 1999. B.A., business, University of Kansas, 1978.

9) GORDON YAMATE, 48 Vice president and general counsel since 2000. Manages companywide legal affairs. Served as vice president, general counsel and corporate secretary at Liberate Technologies, 1999 to 2000; partner in the law firm of McCutchen, Doyle, Brown & Enersen, LLP, in Palo Alto and San Jose, 1988 to 1999. J.D., Santa Clara University School of Law, 1980; B.A., economics and political science, University of California, Davis, 1977.

Officers


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1) CARLOS ABAUNZA, 44 Vice president and controller since 2003. Responsible for all financial reporting, corporate accounting and risk management. Served as vice president/finance and CFO, The Miami Herald, 2002 to 2003; CFO and treasurer, World Fuel Services Corporation, 1988 to 2002. M.B.A., finance and banking, Nova-Southeastern University, 1988; M.S.M., accounting, Florida International University, 1982; B.B.A., accounting, FIU, 1980. CPA, CMA.

2) MARSHALL W. ANSTANDIG, 55 Vice president/senior labor and employment counsel since 1998. Advises and assists Knight Ridder and its companies on legal matters related to labor relations and employment law. Served as partner in the law firm of Brown & Bain, P.A., 1996 to 1998. J.D., Detroit College of Law, Michigan State University, 1974; B.A., political science, Hope College, 1971.

3) ARDEN DICKEY, 50 Vice president/circulation and regional call centers since 2002. Oversees circulation operations at all newspapers and directly manages Knight Ridder's two regional customer service centers. Served as assistant vice president/circulation and regional call centers, Knight Ridder, 2000 to 2002; vice president/circulation, The Miami Herald Publishing Co., 1992 to 2000. M.B.A., University of Miami, 1987; B.B.A., corporate management, Florida Atlantic University, 1985.

4) BOB GODFREY, 56 Assistant vice president/risk management since 2003. Responsible for negotiating workers' compensation, auto and general liabilities and property coverage. Served as director/risk management, Knight Ridder, 1992 to 2003. M.S., accounting, Florida International University, 1978; B.A., management, University of Miami, 1972. Chartered property casualty underwriter (CPCU), 1998; Associate in risk management (ARM), 1989; CPA.

5) LYNDA HAUSWIRTH, 41 Assistant vice president/taxation since 1998. Responsible for all tax-related items, including income, sales/use and property taxes, tax planning and research; assists individual companies with audits and minimizing local taxes. Served as senior tax manager, Ernst & Young LLP, 1996 to 1998. B.S., business administration/accounting, University of Vermont, 1983; CPA.

6) POLK LAFFOON IV, 58 Vice president/corporate relations since 1994 and corporate secretary since 1999. Oversees the investor relations, public and media relations and corporate secretary functions, including contact with the financial community. M.B.A., marketing, The Wharton School of the University of Pennsylvania, 1970; B.A., English, Yale University, 1967.

7) ADRIENNE LILLY, 33 Assistant vice president/assistant general counsel since 2001; assistant general counsel since 1999. Assists in the management of companywide legal affairs. Served as corporate, commercial and securities lawyer at Fredrikson & Byron, P.A., in Minneapolis, 1995 to 1999. J.D., University of California at Berkeley, Boalt Hall School of Law, 1995; B.A., history, University of Notre Dame, 1992.

8) TALLY C. LIU, 53 Vice president/internal audit since 2002. Oversees the internal audit function for Knight Ridder and its subsidiary companies; reports directly to the Audit Committee of the Knight Ridder Board of Directors on these matters. Served as senior vice president/finance and operations, Knight Ridder Digital, 2000 to 2002; vice president/finance with various responsibilities, Knight Ridder, 1990 to 2000. Advanced Management Program, Harvard Business School, 1998; M.B.A., Florida Atlantic University, 1977; B.S., business administration, National Chen-Chi University, 1973; CPA, CISA, CCSA.


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9) SHARON MANDELL, 40 Vice president/technology since February 2004. Responsible for creating the vision and setting standards for technology across Knight Ridder. Served as chief technology officer, Knight Ridder Digital, 2002 to 2004; vice president/technology, Tribune Publishing, 2001 to 2002; vice president and chief technology officer, Tribune Interactive, 1999 to 2001. M.B.A., University of Chicago, 2002; B.A., computer science, Temple University, 1987.

10) LARRY D. MARBERT, 50 Vice president/production and facilities since 1998. Oversees capital investments in facilities and manufacturing systems; tracks and promotes advances in newspaper production technology and acts as an internal consultant. Served as vice president/technology, Knight Ridder, 1994 to 1998. M.S., management science, Auburn University, 1977; B.S., University of North Carolina, business administration, 1976.

11) BRYAN MONROE, 38 Assistant vice president/news since 2002. Oversees news operations of some daily newspapers; helps set overall news direction. Served as deputy managing editor/local news, visuals and technology, San Jose Mercury News, 2000 to 2002; various newsroom management roles, 1991 to 2000. Nieman fellow, Harvard University, 2003; B.A., communications, University of Washington in Seattle, 1987.

12) LARRY OLMSTEAD, 46 Vice president/staff development and diversity since 2002. Oversees recruiting, training and diversity. Served as assistant vice president/news, Knight Ridder, 2001 to 2002; managing editor, The Miami Herald, 1996 to 2001. Attended George Washington University.

13) STEVEN J. STEIN, 50 Vice president/human resources/ compensation and benefits since 2000. Oversees benefits, compensation and human resources information systems and payroll, and works with companies on succession planning, organizational development and employee research activities. Served as assistant vice president/human resources 1995 to 2000. Ph.D., psychology, University of Florida, 1981; B.A., psychology, George Washington University, 1974.

14) BYRON TRAYNOR, 46 Vice president/shared services since 2002. Leads the Knight Ridder Shared Services Center (SSC), which consolidates all financial systems and processing, purchasing and strategic sourcing activities as well as many internal consulting initiatives for all Knight Ridder companies. Served as a partner at Andersen Business Consulting, 1996 to 2002. B.S., accounting, Auburn University, 1980; CPA.

15) ALICE WANG, 34 Vice president/corporate development since 2003. Responsible for mergers and acquisitions activity and treasury functions. Served as director, Media and Telecommunications Group, Credit Suisse First Boston Corporation, 2002; vice president 1999 to 2001. M.B.A., The Wharton School of the University of Pennsylvania, 1995; B.A., economics, Harvard College, 1991.

Ages as of Feb. 1, 2004

Shareholder Services

COMPANY HEADQUARTERS/EMPLOYEES

The company is headquartered in San Jose, Calif., and employs about 18,000 people.

Corporate Headquarters
Knight Ridder
Suite 1500
50 West San Fernando Street
San Jose, CA 95113
408-938-7700

PUBLICATIONS/INFORMATION

We are pleased to honor requests for copies of our annual report. Shareholders may request a free copy by calling 408-938-7878. To view the annual report, proxy, press releases, earnings releases, statistical reports and SEC filings, visit our Web site at www.knightridder.com.

For other information, please contact:
Polk Laffoon IV
Vice President/Corporate Relations and Corporate Secretary
408-938-7838 Fax: 408-938-7813

For information concerning stock certificates, dividend checks or lost certificates, please contact:
Sharon Orlando
Manager, Shareholder Services and Records
408-938-7713 Fax: 408-938-0255

ANNUAL MEETING

Shareholders of Knight Ridder are invited to attend the annual meeting of shareholders at 9:30 a.m. on May 4, 2004, at the Fairmont Hotel, 170 South Market Street, San Jose, CA.

KRI STOCK

Knight Ridder common stock is listed on the New York Stock Exchange under the symbol KRI.

The stock also is traded on exchanges in Philadelphia, Chicago, Boston, San Francisco, Los Angeles and Cincinnati and through the Intermarket Trading System. Options are traded on the Philadelphia Exchange and the American Stock Exchange.

Knight Ridder stock split two-for-one in 1996, 1983 and 1978. Knight Newspapers, Inc. stock split two-for-one in 1972. At year end, the company's 79.3 million common shares were held in all 50 states by 7,825 shareholders of record.

STOCK TRANSFER AGENT

The Bank of New York is the stock transfer agent, registrar and dividend disbursing agent and maintains shareholder accounting records. The agent will respond to questions on change of ownership, lost stock certificates, consolidation of accounts and change of address. Direct inquiries to:

The Bank of New York Shareholder Relations Dept.
P.O. Box 11258, Church Street Station
New York, NY 10286
800-524-4458
email: shareowners@bankofny.com
www.stockbny.com

DIVIDEND REINVESTMENT

Knight Ridder offers a dividend reinvestment plan that automatically reinvests shareholder dividends for the purchase of additional shares of stock. For more information or to join the plan, contact:

The Bank of New York Dividend Reinvestment Dept.
P.O. Box 1958
Newark, NJ 07101-1958
800-524-4458
email: shareowners@bankofny.com
www.stockbny.com

EMPLOYEE STOCK PURCHASE

Employees with questions may call 800-524-4458 for shares held by The Bank of New York and 800-838-0908 for shares held by E*Trade.

MEDIA ANALYSTS WHO FOLLOW KNIGHT RIDDER

Peter Appert
Goldman Sachs

Doug Arthur
Morgan Stanley

Edward Atorino
Blaylock & Partners

Steve Barlow
Prudential Securities

Bill Bird
Smith Barney

Bill Drewry
Credit Suisse First Boston

Lauren Fine
Merrill Lynch

Paul Ginocchio
Deutschebank

Kevin Gruneich
Bear, Stearns & Co., Inc.

Mark Hughes
Sun Trust Robinson Humphrey

John Janedis
Bank of America

Michael Kupinski
A.G. Edwards & Sons

James Marsh
SG Cowen

Fred Searby
J. P. Morgan Chase & Co.

Brian Shipman
USB Warburg

Christa Sober
Thomas Weisel Parners

List of Operations

KNIGHT RIDDER

50 W. San Fernando St.
San Jose, CA 95113
408-938-7700
www.knightridder.com

DAILY NEWSPAPERS

- Aberdeen (S.D.) American News
- Akron (Ohio) Beacon Journal
- Belleville (Ill.) News-Democrat
- The (Biloxi, Miss.) Sun Herald
- Bradenton (Fla.) Herald
- The Charlotte (N.C.) Observer
- The (Columbia, S.C.) State
- Columbus (Ga.) Ledger-Enquirer
- Contra Costa (Calif.) Times
- Detroit Free Press
- Duluth (Minn.) News Tribune
- The (Fort Wayne, Ind.) News-Sentinel
- Fort Worth Star-Telegram
- Grand Forks (N.D.) Herald
- The Kansas City Star
- Lexington (Ky.) Herald-Leader
- The Macon (Ga.) Telegraph
- (Miami) el Nuevo Herald
- The Miami Herald
- The Monterey County (Calif.) Herald
- The (Myrtle Beach, S.C.) Sun News
- The Olathe (Kan.) News
- Philadelphia Daily News
- The Philadelphia Inquirer
- St. Paul (Minn.) Pioneer Press
- San Jose Mercury News
- The (San Luis Obispo, Calif.) Tribune
- (State College, Pa.) Centre Daily Times
- Tallahassee (Fla.) Democrat
- The Wichita (Kan.) Eagle
- (Wilkes-Barre, Pa.) Times Leader

OTHER NEWSPAPERS

- (Aberdeen, S.D.) Farm Forum
- The Abington (Pa.) Journal
- Alameda (Calif.) Journal
- The Argyle (Texas) American
- The (Belton, Mo.) Star-Herald
- Berkeley (Calif.) Voice
- The (Cambria, Calif.) Cambrian
- The (Cass County, Mo.) Democrat-Missourian
- The (El Cerrito, Calif.) Journal
- Florida Keys Keynoter
- (Fort Worth) Diario La Estrella
- (Grand Forks, N.D.) Agweek
- The Haslet (Texas) Harbinger
- Highland (Ill.) News Leader
- The Horry County (S.C.) Gazette
- Justin (Texas) Journal
- Lee's Summit (Mo.) Journal
- Mansfield (Texas) News-Mirror
- The (Marissa-New Athens, Ill.) Journal-Messenger
- StreetMiami
- (Morro Bay, Calif.) Sun-Bulletin
- The (North Oakland, Calif.) Montclarion
- The (O'Fallon, Ill.) Legal Reporter
- O'Fallon (Ill.) Progress
- The (Piedmont, Calif.) Piedmonter
- The (Pinckneyville, Ill.) Democrat
- The (Pittston, Pa.) Sunday Dispatch
- The Ponder (Texas) Pilot
- The Roanoke (Texas) Register
- The (Salinas, Calif.) Valley Adviser
- (San Jose, Calif.) Viet Mercury
- (San Jose, Calif.) Nuevo Mundo
- (Scott AFB, Ill.) Command Post
- Sparta (Ill.) News-Plaindealer
- The (Tavernier, Fla.) Reporter
- The Trophy Club (Texas) Times
- Westlake (Texas) First News

INTERNET OPERATIONS

- Knight Ridder Digital, San Jose, Calif.



Daily Newspapers

Printed on recycled paper

DESIGN: RKC! (Robinson Kurtin Communications! Inc) **PHOTOGRAPHY:** Barbara Ries, Tom Tracy **FINANCIAL TYPOGRAPHY:** Moveable Inc. **PRINTING:** Hennegan

The Value of Knight Ridder Publishing

IN ADDITION TO ITS CORE NEWSPAPERS AND INTERNET SITES, KNIGHT RIDDER IS EXPANDING ITS SELECTION OF PUBLICATIONS FOR READERS WITH SPECIAL INTERESTS, SPECIFIC GEOGRAPHIES OR ETHNIC BACKGROUNDS. ADVERTISERS USE THESE PUBLICATIONS TO TARGET HIGH-POTENTIAL CUSTOMERS, WITH THE RESULT THAT KNIGHT RIDDER RECEIVES AN EVER LARGER SHARE OF THE LOCAL PRINT ADVERTISING EXPENDITURES IN OUR MARKETS.


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